As filed with the Securities and Exchange Commission on October 24, 2005

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

PortalPlayer, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3674	77-0513807
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

70 W. Plumeria Drive

San Jose, CA 95134

(408) 521-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary Johnson

President and Chief Executive Officer

PortalPlayer, Inc.

70 W. Plumeria Drive

San Jose, CA 95134

(408) 521-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. Allison Leopold Tilley, Esq. Davina K. Kaile, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304-1114 (650) 233-4500	John D. Wilson, Esq. Shearman & Sterling LLP 525 Market Street San Francisco, California 94105 (415) 616-1100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.0001 par value per share	4,500,000	$25.94	$116,730,000	$13,740

(1)	Includes shares of common stock issuable upon exercise of the underwriters’ over-allotment option, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the Company’s Common Stock on October 19, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                         , 2005

                    Shares

PortalPlayer, Inc.

Common Stock

We are selling 4,500,000 shares of common stock and the selling stockholders are selling                      shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on The NASDAQ National Market under the symbol “PLAY.” The last reported sale price of our common stock as reported on The NASDAQ National Market on October 21, 2005, was $25.75 per share.

The underwriters have an option to purchase a maximum of              additional shares from us to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to PortalPlayer	Proceeds to Selling Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Citigroup	Credit Suisse First Boston

CIBC World Markets	Needham & Company, LLC

The date of this prospectus is                     , 2005.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

PortalPlayer, Inc.

PortalPlayer is a fabless semiconductor company that designs, develops and markets comprehensive platform solutions, including a system-on-chip, firmware and software, for manufacturers of feature-rich, hard disk drive and flash memory-based personal media players. Personal media players are battery-powered, portable devices that capture, store and play digital media such as audio, photos and video. Our platform solutions are designed to enable personal media players to manage thousands of digital media files and allow our customers to build intuitive and customizable user interfaces. Our customers use our platforms to produce high-performance, feature-rich, differentiated personal media players in a cost-effective manner with fast time to market. Our key customers include leading manufacturers such as Inventec and Hon Hai, who manufacture products for Apple Computer Inc. and other companies. In 2002, 2003, 2004 and the six months ended June 30, 2005, Inventec accounted for 88.4%, 84.6%, 89.3% and 75.9% of our revenue, respectively. Hon Hai accounted for 14.3% of our revenue in the six months ended June 30, 2005. Our platforms sold to our customers from whom we have derived at least $200,000 in revenue since January 1, 2003 are also included in products branded by Aiwa, Bang & Olufsen, Gateway, iRiver, Medion, MiTAC, NEC, Olympus, Philips, RCA, Rio, Roland, Samsung, Sirius, Tatung and Virgin Electronics. As of September 30, 2005, we had 250 employees worldwide.

Industry Background

Consumer acceptance of personal media players has grown rapidly in recent years due to the increasing supply of digital media content, falling costs for storage technology and improved device functionality and performance. While photo and video functionality is increasingly being adopted, today, the most popular feature of the personal media player is audio playback. The personal media player uses compression technologies that shrink the size of a digital media file to a fraction of its original size. Some personal media players use flash memory while others use a hard disk drive, or HDD, to store digital media content. Advances in digital content and storage technology and the proliferation of digital download music services, such as the iTunes Music Store and Napster, are revolutionizing the way music is distributed to the consumer and are contributing to the transition to personal media players. IDC estimates portable hard disk drive-based and flash memory-based compressed audio players will grow from 38.9 million units in 2004 to 157.0 million units in 2009, a compound annual growth rate of 32.2%.

We believe the personal media player will become a key portable device individuals will use to capture, store and play personal digital media content, such as audio, photos and video. A number of factors are driving this trend:

•	Proliferation of digital media content;

•	Increasing broadband Internet access and Internet-based content distribution;

•	Greater storage capacity requirements and advances in storage technologies;

•	Increasing functionality of devices; and

•	Demand for greater content accessibility and mobility.

Although consumers are demanding greater functionality and improved performance from their personal media players, they also expect new product releases to have more capabilities for an equal or lower price than previous generations. To achieve this, original equipment manufacturers, or OEMs, require improved power management, intuitive user interfaces, shortened product development cycles and design and feature flexibility. Expertise to meet these challenges is costly to develop. Therefore, we believe OEMs are increasingly relying upon original design manufacturers, or ODMs, contract manufacturers and independent platform providers to deliver comprehensive platform solutions, including semiconductor, firmware and software development, integration and implementation. To assist OEMs, ODMs and contract manufacturers in addressing these challenges, personal media platform solutions providers must continually develop technology innovations to reduce power consumption and improve device features, performance and ease of use. These platform providers must also address changing market demands by adding new hardware, firmware and software features to their platform solutions and by providing design and feature flexibility to enable OEMs to differentiate their personal media players.

Our Solution

We develop comprehensive platform solutions, including a system-on-chip, or SoC, firmware and software, for manufacturers of HDD-based and flash-based personal media players. Our platform solutions are designed to allow our customers to produce high-performance, feature-rich, differentiated personal media players with fast time to market.

Key elements of our solution are as follows:

•	Comprehensive platform solutions. Our platform solutions consist of an integrated package of hardware, firmware and software, and are designed to reduce our customers’ investment in costly and time-consuming internal firmware and software development for their products, and to enable them to avoid having to source different firmware and software for their end products from multiple suppliers.

•	Customizable firmware and software. Our firmware, which is sold as a bundled solution with our SoCs, includes a real-time operating system, intelligent library indexing with advanced database engines, an architecture that supports multiple digital rights management rules and an adaptive power management module. Benefits of our firmware include smooth media playback, the ability for users to easily and flexibly organize and find their media, support for numerous online and wireless music and video services, reduced power requirements and longer battery life. Our software development kits allow personal media players to interact with personal computers, thereby increasing the personal media player’s utility and enhancing the end user’s experience.

•	Targeted, high-performance SoCs. Our SoC solutions are specifically designed for the personal media player market. Our SoCs are driven by multiple processing engines that allow complex multi-tasking such as real-time creation and playback of synchronized audio and photo slideshows and video playback.

Our Strategy

Our objective is to be the leading supplier of comprehensive platform solutions for high-performance, feature-rich, differentiated personal media players. Key elements of our strategy are:

•	Maintain a full and flexible platform solution approach with industry-leading SoCs, firmware and software. We plan to continue to commit resources to each of our hardware, firmware and software teams to drive innovation so that our integrated, comprehensive platform solutions are at the forefront of the personal media player industry and capture a leading market share.

•	Maintain our focus on the feature-rich personal media player market. We intend to build on our experience as a provider of platforms for feature-rich, HDD and flash-based personal media players by continuing to focus primarily on customers that produce small form factor, high functionality personal media players. For example, our platform solutions allow our customers to develop personal media players that support the viewing of types of downloaded video content and videos captured on digital still or video cameras and the ability to receive content wirelessly.

•	Leverage our leadership position in the development of advanced capabilities for personal media players to address adjacent market opportunities. While we believe the personal media player market will continue to grow, we also believe that, in the future, devices such as mobile phones, personal digital assistants, portable video recorders and other consumer electronic devices will incorporate the features and functionality of personal media players to offer consumers an integrated, portable device. We intend to leverage our core strengths and personal media player capabilities, as well as pursue acquisitions, to develop new platforms and products to address these and other adjacent market opportunities.

•	Expand our customer base while securing additional design wins with existing customers. We intend to expand our customer base by marketing our platform solutions to additional manufacturers of portable consumer devices. In addition, we intend to deepen our penetration within existing audio, photo and video customers by securing next generation design wins. Further, we intend to broaden our reach within our existing customer base into their adjacent product lines that can utilize our technologies and personal media player capabilities.

Our Corporate History

We were incorporated in California in May 1999 and we reincorporated in Delaware in October 2004. We completed our initial public offering in November 2004. Our headquarters are located at 70 W. Plumeria Drive, San Jose, CA 95134 and our telephone number is (408) 521-7000. Our website is www.portalplayer.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus. In this prospectus, “PortalPlayer,” “we,” “us” and “our” refer to PortalPlayer, Inc. and its subsidiaries and not to the underwriters or the selling stockholders.

PortalPlayer and the PortalPlayer logo are our registered trademarks. Feature Flash, PictSync, PP5001, PP5002, PP5003, PP5020, PP5021, PP5022 and PP5024 are our trademarks. This prospectus also includes trade names, trademarks and service marks of other companies and organizations.

Recent Developments

For the nine months ended September 30, 2005, our revenue was $146.9 million and net income was $24.4 million, as compared to revenue of $47.8 million and net loss of $(131,000) for the nine months ended September 30, 2004. For the nine months ended September 30, 2005, diluted net income per share was $0.97, based on 25.2 million weighted average shares outstanding, as compared to diluted net loss per share of $(0.09), based on 1.5 million weighted average shares outstanding for the nine months ended September 30, 2004. Our results of operations for the nine months ended September 30, 2005 included non-cash, stock-based compensation charges of $1.6 million, as compared to $5.1 million for the nine months ended September 30, 2004.

In the third quarter of 2005, the first of our design wins for feature-rich flash personal media players was shipped. In addition, we collaborated with Humax Co., Ltd., a digital satellite set-top box manufacturer, to create devices to enable end-users to listen to digitally broadcast satellite radio content. Our first project was assisting in the development of the Sirius satellite radio S50, which was recently introduced but is not yet shipping.

The Offering

Common stock offered by us	4,500,000 shares

Common stock offered by the selling stockholders	shares

Total shares of common stock being offered	shares

Common stock to be outstanding after this offering	28,009,800 shares

Use of proceeds

We intend to use our net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of our net proceeds to acquire or invest in complementary technologies, businesses or other assets. We have no current agreements or commitments with respect to any material acquisitions. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. See “Use of Proceeds.”

NASDAQ National Market symbol	PLAY

The number of shares of common stock to be outstanding immediately after this offering is based upon 23,509,800 shares of common stock outstanding as of June 30, 2005 (including 167,001 shares of issued restricted stock that are subject to forfeiture), and excludes:

•	3,542,991 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2005, at a weighted average exercise price of $8.79 per share;

•	1,454,804 shares of common stock available for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan; and

•	41,542 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2005, at a weighted average exercise price of $4.71 per share.

Unless otherwise stated, all information in this prospectus assumes no exercise of the over-allotment option granted by us to the underwriters.

Summary Consolidated Financial Data

The following tables present our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated financial data below for the years ended December 31, 2002, 2003 and 2004 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the six months ended June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations and financial position for those periods and as of that date. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the six months ended June 30, 2005 should not be considered indicative of results expected for the full fiscal year.

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenue	$8,763	$20,939	$92,563	$22,231	$89,035
Cost of revenue	5,676	12,274	53,743	13,503	50,693

Gross profit	3,087	8,665	38,820	8,728	38,342
Operating expenses:
Research and development*	16,563	11,103	14,823	5,594	14,251
Selling, general and administrative*	8,611	5,072	7,605	2,791	6,408
Stock-based compensation	554	473	5,797	3,637	854

Total operating expenses	25,728	16,648	28,225	12,022	21,513

Operating income (loss)	(22,641)	(7,983)	10,595	(3,294)	16,829
Interest income	278	159	461	35	2,017
Interest and other expense—net	(157)	(222)	(192)	(32)	10

Income (loss) before income taxes	(22,520)	(8,046)	10,864	(3,291)	18,856
Provision for income taxes	—	—	481	—	4,714

Net income (loss)	$(22,520)	$(8,046)	$10,383	$(3,291)	$14,142

Basic net income (loss) per share(1)	$(968.35)	$(124.17)	$2.46	$(4.32)	$0.61

Diluted net income (loss) per share(1)	$(968.35)	$(124.17)	$0.57	$(4.32)	$0.56

Shares used in computing basic net income (loss) per share(1)(2)	23,256	64,800	4,223,609	762,176	23,203,010

Shares used in computing diluted net income (loss) per share(1)(2)	23,256	64,800	18,127,960	762,176	25,068,252

* Amountsexclude stock-based compensation, as follows:

Research and development	$—	$—	$494	$92	$455
Selling, general and administrative	554	473	5,303	3,545	399

	$554	$473	$5,797	$3,637	$854

(1)	The basic and diluted net income (loss) per share computation in 2002 and 2003 and the six months ended June 30, 2004 excludes all potential shares of common stock issuable upon conversion of convertible preferred stock and the exercise of options and warrants to purchase common stock as their effect would be antidilutive. For the year ended December 31, 2004 and the six months ended June 30, 2005, only certain antidilutive options and warrants have been excluded from the basic and dilutive net income (loss) per share computation. See note 1 of the notes to our consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted net income (loss) per share.
(2)	The shares used in computing basic and diluted net income (loss) per share have been retroactively restated to reflect the 1-for-3 reverse stock split of our common stock in November 2004.

The following table presents a summary of our unaudited consolidated balance sheet data as of June 30, 2005:

•	on an actual basis; and

•	as adjusted to reflect the sale of 4,500,000 shares of common stock by us in this offering at the public offering price of $ per share, and the receipt of our net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.”

	As of June 30, 2005
	Actual	As Adjusted
	(Unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$45,831	$
Short-term investments	104,625
Working capital	152,233
Total assets	182,652
Deferred rent, long term	231
Total stockholders’ equity	154,604

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We currently depend on two customers for substantially all of our revenue and the loss of, or a significant reduction in, orders from either of these customers would significantly reduce our revenue and adversely impact our operating results.

Two customers account for substantially all of our revenue. Inventec Appliances (Shanghai) Co., Ltd. and Inventec Appliances Corp., which are affiliated with each other and which we refer to collectively as Inventec, accounted for approximately 75.9% of our revenue in the six months ended June 30, 2005, and 89.3% of our revenue in 2004. In addition, during the first quarter of 2005 we began shipping in volume to Hon Hai Precision Industry Co., Ltd., or Hon Hai, which accounted for 14.3% of our revenue in the six months ended June 30, 2005. The loss of sales to either of these customers would have a significant negative impact on our business. Because our sales to these customers are made pursuant to standard purchase orders rather than contracts, orders may be cancelled or reduced more readily than if we had long-term purchase commitments with these customers. Purchase orders can be cancelled or rescheduled on relatively short notice. Cancellations of customer orders could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these customers expose us to the risks of inventory shortages or excess inventory, particularly during end product transitions that require a new generation of our platforms. This in turn could cause our operating results to fluctuate. For example, we experienced a lower than expected number of orders from Inventec in the first quarter of 2003, which contributed to a significant temporary decrease in our revenue.

We believe that nearly all of our platforms sold to these customers are incorporated into various models within the Apple iPod product family. Apple may choose to use platforms in addition to ours for its products, use a different platform than ours altogether or develop an in-house solution. Any of these events would significantly harm our business. Further, because such a large portion of our revenue is tied to the Apple iPod product family, our success depends on Apple’s continued success with these products.

In addition, if either of these customers’ relationships with Apple is disrupted for inability to deliver sufficient products or for any other reason, it could have a significant negative impact on our business. We do not know the terms of either of these customers’ business relationships with Apple. Apple may choose to work with other manufacturers. The loss by either of these customers of sales to Apple could also harm our business and financial position.

There are a relatively small number of potential customers for our platforms and we expect this customer concentration to continue for the foreseeable future. Therefore, our operating results will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our platforms. In addition, we may from time to time enter into customer agreements providing for exclusivity periods during which we may only sell a specified product to that customer. Except for Inventec, our customer relationships have been developed over a short period of time and are generally in their preliminary stages. We cannot be certain that these customers will generate significant revenue in the future. If our relationships with our newer customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our revenue.

We depend on one product family for all of our revenue, and if sales of our platforms decline, our business and financial position will suffer.

We have one product family, which currently consists of platforms primarily for feature-rich personal media players. Our platforms consist of a system-on-chip, firmware and software. We currently derive, and expect to continue to derive in the near term, all of our revenue from sales of our platforms. Continued market acceptance of our platforms is critical to our future success. Because we have only one product family, we do not have alternate sources of revenue if sales of our platforms decline.

We do not expect to sustain our recent growth rate, and we may not be able to manage our future growth effectively.

We have experienced significant growth in a short period of time. For example, our revenue has increased from $1.9 million in 2001 to $92.6 million in 2004 and to $89.0 million for the six months ended June 30, 2005. We will likely not achieve similar revenue growth rates in future periods. You should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer.

Our recent expansion has placed, and any future expansion will continue to place, a significant strain on our management, personnel, systems and resources. We continue to hire a significant number of additional employees to support an increase in research and development as well as increase our sales and marketing efforts. To continue to successfully manage our growth, we believe we must effectively continue to:

•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	enhance our customer resource management and manufacturing management systems;

•	implement and improve additional and existing administrative, financial and operations systems, procedures and controls;

•	expand and upgrade our technological capabilities and organizational structure; and

•	manage multiple relationships with our customers, distributors, suppliers and other third parties.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new platforms and products, satisfy customer requirements, execute our business plan or respond to competitive pressures.

If we are unable to develop successful new platforms or other products to keep pace with rapid technological change, we will be unable to expand our business and our operating results and competitive position would be harmed.

The consumer electronics market is characterized by rapidly changing technology. This requires us to continuously develop new platforms or other products and enhancements for existing platforms to keep pace with evolving industry standards and rapidly changing customer requirements. For example, although our platforms historically were used only in hard disk drive-based personal media players, in 2005 we developed and began providing specialized platforms for flash memory-based applications. In addition, our products have recently been designed into personal media players that utilize satellite radio capabilities. These personal media players were recently introduced but are not yet shipping. However, if personal media player capabilities are adopted by adjacent markets such as wireless and mobile phones, we may need to develop platforms that can operate with these devices. We may not have the technological capabilities to develop, or the financial resources necessary to fund, these future innovations. Even if we are able to develop future innovations, if our future innovations produce technology that is behind that of our competitors, we may lose customers. Similarly, if our future innovations are ahead of the then-current technological standards in our industry, customers may be unwilling to purchase our platforms until the consumer electronics market is ready to accept them. If we are unable to successfully define, develop and introduce competitive new platforms or other products and enhance existing platforms, we may not be able to compete successfully. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

Development of new platforms and products may also require us to obtain rights to use intellectual property that we currently do not have. If we are unable to obtain or license the necessary intellectual property on reasonable terms or at all, our product development may be delayed and the gross margins on our planned products may be less than anticipated, and our business and results of operations would be negatively affected.

Our quarterly revenue and operating results are difficult to predict, and if we do not meet quarterly financial expectations, our stock price will likely decline.

Our quarterly revenue and operating results are difficult to predict and have in the past, and may in the future, fluctuate from quarter to quarter. It is possible that our operating results in some quarters will be below market expectations or our guidance. This would likely cause the market price of our common stock to decline. Our quarterly operating results are affected by a number of factors, including:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	the timing of new product announcements or introductions by us, by Apple or by our competitors;

•	decreases in the overall average selling prices of our platforms;

•	changes in the relative sales mix of our platforms;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components, such as hard disk drives or flash memory chips, used in our customers’ products;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	unplanned additional expenses such as mask set revisions;

•	our effective tax rate and the use of available tax carryforwards;

•	product obsolescence and our ability to manage product transitions;

•	our ability to successfully develop, introduce and sell new or enhanced platforms in a timely manner; and

•	fluctuations in the stock markets generally.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short term. As we are operating in a relatively new industry segment, we have limited historical financial data from which to predict future sales for our platforms. As a result, it is difficult for us to forecast our future revenue and budget our operating expenses accordingly. Our operating results would be adversely affected to the extent customer orders are cancelled or rescheduled. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

We have only recently achieved profitability and may incur losses in the future. We may not be able to generate sufficient revenue in the future to sustain profitability.

At June 30, 2005, we had an accumulated deficit of approximately $48.0 million. Although we have recently achieved profitability, we cannot be certain that we will sustain profitability in the future. To sustain profitability, we will need to continue to generate and grow our revenue to support an increase in expense levels.

We may not be able to sustain or increase profitability on a quarterly or an annual basis. If we do not sustain profitability or otherwise meet the expectations of securities analysts or investors, the market price of our common stock will likely decline.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

We face competition from a large number of competitors, including austriamicrosystems, Freescale Semiconductor, Intel, Philips Semiconductor, Samsung Semiconductor, Sharp, SigmaTel, Telechips and Texas Instruments. We expect to face increased competition in the future. We may also face competition from some of our customers who have developed or may develop products or technologies internally which are competitive with our platforms, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, because our platforms are now compatible with flash memory-based applications, we face competition from companies that produce platforms for both hard disk drive and flash memory-based applications. Many of our competitors have offered flash memory-specific products for some time and may have better established products or more expertise with flash memory-specific solutions. We may also face competition from companies whose products are included in end-products that also incorporate our platforms. Should these companies try to increase the presence of their products in such end-products to the detriment of our platforms, our business may be harmed. In addition, to the extent we move into adjacent markets such as wireless and mobile phones, we will face new competitors and the difficulty and cost of developing new technology.

In addition, the consumer electronics market, which is the principal end-market for our platforms, has historically been subject to intense price competition. In many cases, low-cost, high-volume producers have entered this market and driven down gross margins. If a low-cost, high-volume producer should develop products that are competitive with our platforms, our sales and gross margins may suffer. For example, as the feature-rich personal media player market matures, the capabilities our platform solutions provide may be subject to commoditization, similar to the commoditization which has occurred in the more mature, non-feature-rich flash-based personal media player market. Similarly, we may lose existing customers if any of them go out of business or are unable to effectively compete in the highly competitive personal media player market.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our potential competitors may develop and introduce new products that have lower prices, provide superior performance, provide greater processing power or achieve greater market acceptance than our platforms. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so. Our competitors may also be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. Some of our competitors with multiple product lines may bundle their products to lower prices or to offer a broader product portfolio or integrate processing capacity similar to or greater than ours into other products that we do not sell, which may make it difficult for us to gain or maintain market share. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

We believe that nearly all of our platforms sold to Inventec and Hon Hai are incorporated into various models within the Apple iPod product family. As a result, our business is also affected by competition in the market for personal media players. If competing products are not based on our platform solution it could harm our business and cause our revenue to decline.

If we fail to adequately forecast demand for our platforms, we may incur product shortages or excess product inventory.

Most of our revenue is derived from customers who require us to be able to provide products in excess of existing orders on relatively short notice. If these customers do not order more of our platforms than they forecast, then we could have excess inventory if we do not have other purchasers for this inventory. In this instance, we would be required to write-off excess inventory in accordance with our inventory policy. On the other hand, if we are unable to supply platforms at the levels required by Inventec or Hon Hai, our major customers, they are entitled to seek alternative supply arrangements to meet their needs. In the event of a supply shortage, we may be unable to meet the demands of our other customers. Any of these events could harm our operating results and our business.

We may place binding manufacturing orders with our manufacturing logistics partners in advance of receiving purchase orders from our customers. Changes in forecasts or timing of orders expose us to risks of inventory shortages or excess product inventory, particularly during end-product transitions. Obtaining additional supply in the face of increased demand or supply shortages may be costly or impossible, particularly in the short-term, which could prevent us from fulfilling orders. As a result, an incorrect forecast may result in substantial inventory that is aged and obsolete, which could result in write-downs of excess, aged or obsolete inventory. In addition, our platforms have rapidly declining average selling prices. Therefore, our failure to adequately estimate demand for our platforms could cause our quarterly operating results to fluctuate and cause our stock price to decline.

Because of the lengthy sales cycles for our platforms and the relatively fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenue and may not ultimately achieve our forecasted sales for our platforms.

Our sales cycles from design to manufacture of our platforms can typically take nine to 12 months. Sales cycles for our platforms are lengthy for a number of reasons, including:

•	our customers usually complete an in-depth technical evaluation of our platforms before they place a purchase order;

•	the commercial adoption of our platforms by original equipment manufacturers and original device manufacturers is typically limited during the initial release of their products to evaluate performance and consumer demand;

•	new product introductions often center around key trade shows and selling seasons and failure to deliver a product in a timely manner can seriously delay or cancel introduction; and

•	the development and commercial introduction of products incorporating complex technology frequently are delayed or canceled.

As a result of our lengthy sales cycles, we may incur substantial expenses before we earn associated revenue because a significant portion of our operating expenses is relatively fixed and based on expected revenue. If customer cancellations or product changes occur, this could result in the loss of anticipated sales without allowing us sufficient time to reduce our operating expenses.

We are subject to the risk of supply problems with other components of the end products of our customers and if our customers cannot obtain sufficient supplies of these components, sales of our platforms could suffer.

In addition to our platforms, the end products of our customers that are sold to consumers also incorporate other components outside of our control, such as hard disk drives or flash memory chips. If our customers cannot obtain sufficient supplies of these or other components, sales of our platforms could suffer because our customers may purchase fewer platforms from us than they would have otherwise purchased. For example, small form factor hard disk drive supply was constrained during 2003 and 2004. In addition, in 2005 there may be a shortage of flash memory chips of certain types. We believe that these supply constraints may have caused our customers to purchase fewer platforms than they might otherwise have purchased, thus negatively impacting our revenue. Although we cannot estimate the impact on our revenue from these supply constraints, we believe that future supply problems with the other components of the end products of our customers, including small form factor hard disk drives and flash memory chips, may negatively impact our business and revenue in the future. As a result, demand for our platforms depends on the availability of other components that we do not control.

We depend on third-party service providers to implement certain aspects of the design of our semiconductors, and to manage our foundry, test, packaging, warehouse and shipping relationships.

We rely on third-party service providers, including eSilicon Corporation, or eSilicon, and LSI Logic Corporation, or LSI Logic, to implement certain aspects of the design of our semiconductors, and to manage the manufacture, test, packaging, warehousing and shipping of our semiconductors. eSilicon and LSI Logic either provide these services directly or engage and manage other parties to provide them. As a result, we have significantly less control over certain aspects of the design and manufacture of our semiconductors and do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. We do not have long-term agreements with eSilicon or LSI Logic. We typically procure services from these suppliers on a purchase order basis. If the operations of eSilicon or LSI Logic were disrupted or their financial stability impaired, if eSilicon or LSI Logic were unable to properly manage the service providers that they retain for us or if they should choose not to devote capacity to our semiconductors in a timely manner, our business would suffer as we would be unable to produce finished platforms on a timely basis.

Because we use manufacturing logistics partners who in turn use independent foundries and subcontractors to manufacture, assemble and test our semiconductors, we may face risks such as insufficient allocation of assembly and test capacity and limited control over the associated costs and semiconductor output, or yield. Damages to third-party facilities caused by natural or man-made disasters could result in the loss of production material and a disruption in the flow of material.

In addition, the cyclicality of the semiconductor industry has periodically resulted in shortages of manufacturing assembly and test capacity and other disruptions of supply of raw materials incorporated into our SoCs, such as substrates. We may not be able to find sufficient suppliers at a reasonable price or at all if these disruptions occur. If we do not manage these risks adequately, our business and results of operations would be harmed.

To the extent we begin to perform internally some of the services of our third-party service providers, we will need to devote a substantial amount of time and resources to this effort, and our relationships with such third-party service providers may be damaged.

In the future we may begin to perform internally some of the services that our third-party service providers currently perform for us. These functions may include direct engagements with foundries, setting up our own product and test engineering functions and managing the quality and failure analysis of our SoCs. In order to perform these services internally, we will need to incur a significant amount of expense to provide the necessary infrastructure to support these activities. We also will need to devote a substantial amount of time and resources to acquiring the necessary tools, implementing these activities into our overall company structure and hiring additional employees to manage the operations. Because we have not previously performed such activities, we may not be able to successfully manage this process. This expansion could place significant strain on our management, personnel, systems and resources as we develop these capabilities in-house rather than relying on an experienced third-party provider. In addition, we may damage our relationships with our current third-party service providers if we begin performing some of their services internally. Any damage to these relationships could hinder our ability to procure our semiconductors on a timely and cost efficient basis, or at all, which could in turn harm our relationships with our customers and negatively affect our business and results of operations.

Independent foundries manufacture the semiconductors used in our platforms, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our platforms and damage our customer relationships.

We do not own or operate a semiconductor fabrication facility. Instead, we rely on third parties to manufacture our semiconductors. Through our relationships with eSilicon and LSI Logic, three outside foundries, LSI Logic in the United States, Taiwan Semiconductor Manufacturing Company, or TSMC, in Taiwan, and United Microelectronics Corporation, or UMC, in Taiwan, currently manufacture all of our semiconductors, and no single foundry manufactures more than one model of our semiconductors. As a result, we face several significant risks, including:

•	lack of manufacturing capacity and higher wafer prices;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	delays resulting from an inability to interchange production between different foundries.

The ability of each foundry to provide us with semiconductors is limited by its available capacity. Our manufacturing logistics partners do not have a guaranteed level of production capacity with any of these foundries and it is difficult to accurately forecast our capacity needs. In addition, our manufacturing logistics partners do not have long-term agreements with any of these foundries and place orders on a purchase order basis. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, the foundries can allocate capacity to the production of other companies’ products and reduce deliveries to our manufacturing logistics partners on short notice. It is possible that foundry customers that are larger and better financed than our manufacturing logistics partners, or that have long-term agreements with these foundries, may induce these foundries to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of semiconductors that we need for our platforms. In addition, interruptions to the wafer manufacturing processes caused by a natural or man-made disaster could result in partial or complete disruption in supply until we or our manufacturing logistics partners are able to shift manufacturing to another fabrication facility. It may not be possible to obtain sufficient capacity or comparable production costs at another foundry. We might at any time decide to migrate our design methodology to a new third-party foundry which could result in increased costs, resources and development and customer qualification time for new or transferred products. Any reduction in the supply of semiconductors for our platforms could significantly delay our ability to ship our platforms and potentially damage our relationships with existing customers.

If the foundries that manufacture our semiconductors do not achieve satisfactory yields or quality, our sales could decrease and our relationships with our customers and our reputation may be harmed.

The manufacture of semiconductors is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases, cause production to be suspended or yield no output. The foundries that manufacture our semiconductors have from time to time experienced lower than anticipated manufacturing yields, including yields for our semiconductors. This often occurs during the production of new products or architectures or the installation and start-up of new process technologies or equipment. We may also experience yield problems as we migrate our manufacturing processes to smaller geometries. If the foundries that manufacture our semiconductors do not achieve planned yields, our product costs could increase, and product availability would decrease. Although to date we have not experienced unsatisfactory yields that have had a significant negative impact on our business, we believe we may face risks of unsatisfactory yields in the future.

Our semiconductors are qualified with the foundries that manufacture our semiconductors, at which time a minimum acceptable yield is established. If actual yield is below the minimum, the foundry or our manufacturing logistics partner incurs the cost of the wafers. If actual yield is above the minimum, we may incur the cost of the wafers. The manufacturing yields for our new platforms tend to be lower initially. Our platform pricing is based on the assumption that an increase in manufacturing yields will continue, even with the increasing complexity of our semiconductors. Short product life cycles require us to quickly develop new platforms and to manufacture these platforms for short periods of time. In many cases, these short product life cycles will not lead to the higher manufacturing yields and declining costs typically associated with longer, high-volume manufacturing periods. As a result, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we will be unable to meet our customers’ demand for our platforms or to sell those platforms at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

Failure to comply with certain environmental regulations could harm our business, operating results and financial condition.

We may be subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of those products. Such laws and regulations have been passed in several jurisdictions in which our customers may operate, including various European Union member countries. For example, the European Union has enacted the Waste Electrical and Electronic Equipment directive, which directs member states to enact laws, regulations, and administrative provisions to ensure that producers of electrical and electronic equipment are financially responsible for the collection, recycling, treatment, and environmentally sound disposal of certain products placed on the market after August 13, 2005, and from products in use prior to that date that are being replaced. In addition, the European Union has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive, or RoHS. RoHS prohibits the use of certain substances, including lead, in certain products put on the market after July 1, 2006. Similar legislation may be enacted in other locations where we sell our products, such as Japan. Our customers, regardless of their geographic locations, are likely to require full compliance with these regulations. We will need to ensure that we comply with such laws and regulations as they are enacted, and that our component suppliers also comply on a timely basis with such laws and regulations. If we are not in compliance with such legislation, our customers may refuse to purchase our products, which would harm our business, financial condition and results of operations.

We could incur substantial costs in connection with our compliance with such environmental laws and regulations, and we could also be subject to governmental fines and liability to our customers if we were found to be in violation of these laws. If we have to make significant capital expenditures to comply with environmental laws, or if we are subject to significant capital expenses in connection with a violation of these laws, our financial condition or operating results could suffer.

The facilities of the independent foundries upon which we rely to manufacture our semiconductors are located in regions that are subject to earthquakes and other natural disasters, as well as geopolitical risk and social upheaval.

The outside foundries and their subcontractors upon which we rely to manufacture all of our semiconductors are located in countries that are subject to earthquakes and other natural disasters, as well as geopolitical risk and social upheaval. Two foundries, TSMC and UMC, both in Taiwan, currently manufacture substantially all of our semiconductors. Any earthquake or other natural disaster in Taiwan could materially disrupt these foundries’ production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our platforms. In addition, some of these facilities are subject to risks associated with uncertain political, economic and other conditions in Asia, such as political turmoil in the region and the outbreak of epidemics such as severe acute respiratory syndrome, or SARS, or avian flu which could disrupt the operation of these foundries and in turn harm our business. Increased instability in these regions may also negatively impact the desire of our employees and customers to travel and the reliability and cost of transportation, thus harming our business.

Defects in our platforms could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our platforms are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected hardware or software errors or defects, especially when first introduced or when new versions are released. For example, our platforms may contain errors that are not detected until after they are shipped because we cannot test for all possible scenarios. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver platforms with errors, defects or bugs, our credibility and the market acceptance and sales of our platforms could be harmed. Defects could also trigger warranty obligations and lead to product liability as a result of lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our platforms. A successful product liability claim against us could require us to make significant damage payments, which would negatively affect our financial results. In addition, we might incur additional costs to meet the specifications of our customers. For example, in the first quarter of 2004, we incurred additional testing costs to conform our platform to the specifications of our principal customer.

We may not obtain sufficient patent protection, which could harm our competitive position and increase our expenses.

Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. Our patent applications may not result in issued patents, and we cannot be certain that any issued patents will not be challenged, invalidated or declared unenforceable. Furthermore, any patents issued may provide only limited protection for our technology and the rights that may be granted under any future patents may not provide competitive advantages to us. For example, competitors could successfully challenge any issued patents or, alternatively, could develop similar technologies on their own or design around our patents. Also, patent protection in foreign countries may be limited or unavailable in areas where we would like to obtain this protection. It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. For example, if our manufacturing logistics partners or the foundries which manufacture our semiconductors lose control of our intellectual property, it would be more difficult for us to take remedial measures because some of our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Our inability to enforce our intellectual property rights in some countries may harm our business.

We also rely upon trademark, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue could suffer.

We also rely on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. We seek to protect our source and object codes for our software, and design code for our platforms, documentation and other written materials under trade secret and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	laws and contractual restrictions may not prevent misappropriation of our technologies or deter others from developing similar technologies; and

•	policing unauthorized use of our intellectual property is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use.

The laws of other countries in which we market our platforms, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, generate revenue and to grow our business.

Our intellectual property indemnification practices may adversely impact our business.

We may be required to indemnify our customers and our third-party intellectual property providers for certain costs and damages of patent infringement in circumstances where our platforms are a factor creating the customer’s or these third-party providers’ infringement exposure. This practice may subject us to significant indemnification claims by our customers and our third-party providers. In some instances, our platforms are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 compression standard. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining these licenses could also be high if a holder of the patent rights brings a claim for patent infringement. We are aware that some of our customers have received a notice from a third party seeking to grant a royalty bearing patent license to those customers and claiming that those customers’ manufacture and sale of products capable of decoding MP3 files violates patents which the third party has the right to enforce. In the contracts under which we distribute MP3 decoding products, we generally have agreed to indemnify our customers with respect to patent claims related to MP3 decoding technology. At least one of our key customers has requested indemnification relating to notices received from this third party. We cannot assure you that additional claims for indemnification will not be made or that these claims would not harm our business, operating results or financial condition.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights.

From time to time, we and our customers receive letters, including letters from various industry participants, alleging infringement of patents. Although we are not currently aware of any parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to such claims in the future. In some cases, a company can avoid or settle litigation on favorable terms because it possesses patents that can be asserted against or licensed to the plaintiff. Due to the very limited number of patents that we hold (five as of September 30, 2005), we would not be in a favorable bargaining position in these situations. Our third-party suppliers may also become subject to infringement claims, which in turn could negatively impact our business. We may also initiate claims to defend our intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, our customers or our third-party intellectual property providers, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology, stop selling products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Also, we may be unaware of pending patent applications that relate to our platforms. Parties making infringement claims may be able to obtain an injunction, which could prevent us from selling our platforms or using technology that contains the allegedly infringing intellectual property which could have a material negative effect on our business. Parties making infringement claims may also be able to bring an action before the International Trade Commission that could result in an order stopping the importation into the United States of our platforms.

Our platforms incorporate third-party technology and if we were unable to continue to use this technology or if this technology is delayed or has defects, our business could suffer.

We incorporate into our platforms third-party technology which we obtain pursuant to license and other agreements. We rely on third-party technology in our platforms and there may not be suitable alternate sources for this technology if we were to lose rights to use this technology. If these license or other agreements were terminated by the third parties or we otherwise lost rights to use this technology, this termination or loss could materially harm our business. In addition, if such third-party technology is delayed or has defects, we may not be able to incorporate it into our platforms and our business could suffer.

We have significant international activities and customers, and plan to continue these efforts, which subject us to additional business risks, including logistical complexity, political instability and currency fluctuations.

Our sales to the Asia/Pacific region, including Japan, accounted for approximately 97.7% of our revenue during the six months ended June 30, 2005, and 99.1% of our revenue in 2004. We anticipate that a significant amount of our revenue will continue to be represented by sales to customers in that region. A large percentage of our sales outside the United States are made to original design manufacturer customers in Asia, who may ultimately sell their products to original equipment manufacturers outside of Asia. We also maintain an engineering facility in India, where we conduct a significant portion of our engineering activities, and may expand our international operations, such as in Asia. Increased instability in the Asia/Pacific region may adversely impact the desire of our employees and customers to travel, as well as the reliability and cost of transportation, which in turn would harm our business. Risks we face in conducting business internationally include:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	difficulties and costs in staffing and managing foreign operations such as our engineering facility in India, as well as cultural differences;

•	trade restrictions or high tariffs that favor local competition in some countries;

•	laws and business practices favoring local companies;

•	potentially adverse tax consequences;

•	potentially reduced protection for intellectual property rights, for example, in China;

•	inadequate local infrastructure;

•	financial risks, such as longer sales and payment cycles, greater difficulty collecting accounts receivable and exposure to foreign currency exchange and rate fluctuations;

•	failure by us or our customers to gain regulatory approval for use of our platforms; and

•	political and economic instability, including wars, acts of terrorism, political unrest, a recurrence of SARS or avian flu outbreaks in Asia, boycotts, curtailments of trade and other business restrictions.

Specifically, in the Asia/Pacific region, we face risks associated with a recurrence of SARS or avian flu, tensions between countries in that region, such as political tensions between China and Taiwan and the ongoing discussions with North Korea regarding its nuclear weapons program, potentially reduced protection for intellectual property rights, government-fixed foreign exchange rates, relatively uncertain legal systems and developing telecommunications infrastructures. In addition, some countries in this region, such as China, have adopted laws, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in that country or otherwise place them at a competitive disadvantage in relation to domestic companies.

To date, all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our platforms more expensive for our international customers, thus potentially leading to a reduction in our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies. To date, we have not experienced any significant reductions in sales and profitability as a result of foreign currency fluctuations. However, we believe that we may have continued risks associated with such currency fluctuations in the future.

Our business will suffer if we cannot meet increases in demand due to seasonality.

Because our platforms are designed for use in consumer electronic products, such as personal media players, our business is subject to seasonality, with increased revenue typically in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand, and lower revenue in the first and second quarters of each year. However, our recent revenue growth makes it difficult for us to accurately assess the impact of seasonal factors on our business. If we or our customers are unable to ramp up production of new or existing products to meet any increases in demand due to seasonality or other factors, our sales and operating results would suffer.

The average selling prices of our platforms have historically decreased and will likely do so in the future, which could harm our revenue and gross profits.

The average selling price of consumer electronics products historically have declined significantly over a product’s life. As a result, in the past, we have reduced the average selling prices of our platforms in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for mature products. In addition, a reduction in our average selling prices to one or more customers could also impact our average selling prices to other customers. A decline in overall average selling prices would harm our gross margins, and we may from time to time enter into agreements providing for maximum prices that would limit our gross margins. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, adding new features to our existing platforms or developing new or enhanced platforms or products on a timely basis with higher selling prices or gross margins.

Because competition for qualified personnel is intense in our industry, we may not be able to recruit and retain necessary personnel, which could negatively impact the development and sales of our platforms.

We rely heavily on the services of our key executive officers, including Gary Johnson, our President and Chief Executive Officer. In addition, our technical personnel represent a significant asset and serve as the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Any of our current employees, including our senior management, may terminate their employment with us at any time. In addition, we have an engineering facility in India, where the employee turnover rate has traditionally been significantly higher than in the United States. The competition for qualified personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support our anticipated growth. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and negatively impact our ability to sell, our platforms. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements for the loss of any key personnel.

Our headquarters are located in California and, as a result, are subject to earthquakes and other catastrophes.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel, which are primarily located in San Jose, California. San Jose is situated on or near known earthquake fault zones. Should an earthquake or other catastrophe, such as a fire, flood, power loss, communication failure or similar event, disable our facilities, we do not have readily available alternative facilities from which to conduct our business.

Changes in the our tax rates could affect our future results.

Our future effective tax rates could be favorably or unfavorably affected by changes in the mix of our earnings in countries with differing statutory tax rates, changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or their interpretation. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. The outcomes of these examinations, if they occur, could harm our net income and financial condition.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with accounting principles generally accepted in the United States, or GAAP. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised. The Financial Accounting Standards Board and other agencies have made changes to U.S. GAAP that will require us, starting in our first quarter of 2006, to record a charge to earnings for employee stock option grants and other equity incentives. We may have significant and ongoing accounting charges resulting from option grant and other equity incentive expensing that could reduce our overall net income. In addition, since we historically have used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult to attract and retain employees.

We are exposed to risks from legislation requiring companies to evaluate their internal controls.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting, commencing with our annual report for the year ending December 31, 2005. We are currently developing programs to perform the system and process evaluation and testing necessary to comply with these requirements. As a result, we are experiencing increased expense and have devoted additional management resources to Section 404 compliance. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal controls over financial reporting are not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Risks Related to Our Industry

The demand for personal media players is affected by general economic conditions, which could impact our business.

The United States and international economies have recently experienced a period of slow economic growth. A sustained economic recovery is uncertain. In particular, terrorist acts and similar events, turmoil in the Middle East or war in general, and rising oil prices could contribute to a slowdown of the market demand for luxury consumer electronic products, including demand for personal media players. If the economic recovery slows down as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our platforms, which may harm our operating results. Our business has been adversely affected by previous economic downturns. For example, during the global economic downturn in 2002 to 2003, demand for many semiconductor and consumer electronics products suffered as consumers delayed purchasing decisions or changed or reduced their discretionary spending. As a result, demand for our products suffered and we had to implement headcount reductions and restructuring initiatives to align our corporate spending with a slower than anticipated revenue growth during that timeframe.

If the personal media player market does not continue to grow, our operating results will suffer.

Our platforms are primarily designed for use in feature-rich personal media players that aim to provide consumers with the ability to capture, store and play audio, photo or video content. The success of our platforms depends in part on consumers’ desire to purchase personal media players that integrate a variety of media, as well as on other companies’ willingness to design and produce personal media players and provide the necessary content. The continued growth of the personal media market will depend in part on:

•	their price;

•	the availability of downloadable content;

•	consumer demands and preferences;

•	support for a broad range of digital media compression standards; and

•	the development of digital rights management standards to enable the sophisticated protection of the intellectual property rights of others.

If the personal media player market fails to continue to grow for any reason, we may not be able to generate significant revenue from the sales of our platforms, and our financial results would suffer. In addition, if competing devices such as mobile phones become able to perform many of the functions of personal media players, such competing devices may reduce the market for personal media players. If we are unable to adapt our platforms for incorporation into these devices, our sales and financial results would suffer.

We currently sell platforms primarily for feature-rich personal media players and sales of our platforms may decline if consumer preferences shift away from such feature-rich devices.

One of the main competitive advantages of feature-rich personal media players is that they provide the consumer with a variety of media content and feature options. Our business strategy assumes that a substantial portion of consumers will want personal media players that provide a large number of features and access to a very large number of songs or photos or to very memory intensive content, such as video. If consumers are unwilling to carry very large libraries of music or photos or very memory-intensive content, or are unwilling to pay the higher costs associated with more feature-rich devices, then demand for our platforms may decrease, which would negatively affect the sales of our platforms and our revenue for those platforms accordingly.

The industry standards in the personal media player market are continually evolving, and our success depends on our ability to adapt our platforms to meet these changing industry standards.

Our ability to compete depends on our ability to adapt our platforms to support relevant industry standards, such as compression algorithms, digital rights management and delivery standards. We may be required to invest significant time and effort and to incur significant expense to redesign our platforms to address relevant standards. If our platforms do not meet relevant industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins.

The emergence of alternative models for downloading digital music content may impact our business in ways we cannot anticipate.

Currently, most purchased music content is available through a pay-per-download model in which consumers purchase and own the song file, which they can download and play on their personal media player. In 2004, Microsoft introduced its digital rights management software, which is designed to provide personal media players access to music content on a subscription basis in which consumers can pay a subscription fee to rent, rather than own, the song file. We cannot predict the impact on our business should this or other similar technology or other content distribution models become widely adopted. In addition, to the extent other providers of digital content or providers of platforms or components for personal media players take market share away from Apple’s iPod and iTunes products and services, our business and results of operations could be materially harmed.

Our ability to expand our business depends on the availability of digital content.

The demand for portable audio and video products may be adversely impacted by the adoption or enforcement of limits on file sharing and downloadable music and video or new copy protection techniques. It is still unclear how the access and distribution of video content will be regulated. Owners of digital content rights may seek to restrict uses of digital content, attempt to block new functionalities through lawsuits or additional regulation, or attempt to renegotiate terms of existing licenses, any of which could limit the availability of digital content. If music or video content is not readily available, the demand for personal media players that use our platforms may decline, which in turn could harm our business, financial condition and results of operations.

Risks Related to this Offering

Our stock price may decline because of stock market fluctuations that affect the prices of technology stocks. A decline in our stock price may lead to securities class action litigation against us that could result in substantial costs, divert management’s attention and harm our business.

The stock market has experienced significant price and trading volume fluctuations that have adversely affected the market prices of common stock of technology companies. These broad market fluctuations may reduce the market price of our common stock. In addition, the market price of our common stock may be affected by other factors outside our control such as developments or announcements affecting our industry, Apple or our competitors. For example, during the time in which our common stock has been publicly traded, the sale prices of our common stock as reported on The NASDAQ National Market ranged from $33.45 on November 29, 2004 to $15.59 on April 22, 2005. In the past, securities class action litigation has often been brought against a company after periods of volatility in the market price of its securities, and in the future, we may be a target of similar litigation. Any lawsuits to which we become a party, whether ultimately resolved in our favor or not, may not be resolved quickly, and coverage limits of our insurance or our ability to pay such amounts may not be adequate to cover the fees and expenses and any ultimate resolution associated with such litigation. The size of these payments, if any, individually or in the aggregate, could seriously impair our cash reserves and financial condition. The defense of these lawsuits also could result in continued diversion of our management’s time and attention away from business operations, which could cause our financial results to decline. A failure to resolve definitively any future material litigation in which we are involved or in which we may become involved in the future, regardless of the merits of the respective cases, could also cast doubt as to our prospects in the eyes of customers, potential customers, analysts and investors, which could cause our revenues and stock price to decline. In addition, the anti-takeover provisions we have adopted in the past, such as prohibiting stockholder action by written consent, or may adopt in the future, may be perceived negatively by the market causing a decline in our stock price or litigation against us.

Our ability to raise capital in the future when needed could prevent us from executing our growth strategy.

We believe that our existing cash and short-term investments, excluding the net proceeds from this offering, and additional amounts available under our bank line of credit will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our platforms;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. There is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

If securities or industry analysts change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based upon the number of shares outstanding as of June 30, 2005, upon completion of this offering, we will have 28,009,800 shares of common stock outstanding. Our directors and officers who own shares and one of our principal stockholders have entered into the lock-up agreements described in “Underwriting.” All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. Subject to the lock-up arrangements described in “Underwriting” and volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, the remaining shares of common stock outstanding after this offering will be available for sale as follows:

Number of Shares	Date of Availability for Sale
Prior to 90 days after the date of this prospectus

60 days after the date of this prospectus

Immediately upon expiration of the 90-day lock-up agreement

Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. The remaining shares of our common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.

In addition, following this offering, the holders of approximately                    shares of common stock have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

Because our common stock has in the past been sold at prices substantially lower than the public offering price that you will pay, you will suffer immediate dilution of $             per share in net tangible book value, based on an estimated offering price of $             per share of common stock. Furthermore, as of June 30, 2005, we have immediately exercisable options to purchase approximately 900,000 shares of our common stock and immediately exercisable warrants to purchase 41,542 shares of our common stock. The exercise of outstanding options and warrants may result in further dilution.

We have no specific business plan for the net proceeds from this offering. Our management will therefore have broad discretion in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have broad discretion in applying the net proceeds of this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings. We have no prior history or experience in investing in or acquiring and integrating complementary businesses and therefore may have difficulties completing such transactions or realizing the benefits of such transactions, or they may have a negative effect on our business. Such investments or acquisitions could require us to devote a substantial amount of time and resources and could place a significant strain on our management and personnel. To finance any acquisitions, we may choose to issue shares of our common stock, which would dilute your interest in us. Any future acquisitions by us also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to remove directors without cause; and

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions. In addition, we may adopt additional antitakeover measures in the future, including the adoption of a stockholder rights plan.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and NASDAQ, have required changes in corporate governance practices of public companies. These new rules and regulations have increased our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 7A of the Securities Act of 1933 that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses, realization of tax benefits, sales and operations;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	plans for future platforms and products and for enhancements of existing platforms;

•	elements of our growth strategy and our plans for growth, including investments and acquisitions;

•	our intellectual property;

•	anticipated trends and challenges in our business and the markets in which we operate and intend to operate, including market growth, competition and consumer preferences;

•	statements regarding our potential legal proceedings;

•	our reliance on third parties and our ability to maintain supplier relationships and manage supply;

•	our reliance on a limited number of customers and our ability to attract and retain customers; and

•	fluctuations in our stock price, the effects of foreign currency fluctuations, and our intention regarding dividends and retaining earnings.

In some cases, you can identify forward-looking statements by such terms as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains statistical data that we obtained from industry publications and reports generated by International Data Corporation, or IDC. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $             from our sale of the shares of common stock offered by us in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $            . We will not receive any of the net proceeds from the sale of shares by the selling stockholders.

We intend to use our net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of our net proceeds to acquire or invest in complementary technologies, businesses or other assets. We have no current agreements or commitments with respect to any material acquisitions.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for all of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have broad discretion in applying the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

MARKET PRICE OF COMMON STOCK

Our common stock has been traded on The NASDAQ National Market under the symbol “PLAY” since November 22, 2004. The following table sets forth the high and low sales information for our common stock since November 22, 2004, the date of our initial public offering, as reported on The NASDAQ National Market.

	High	Low
2004
Quarter ended December 31, 2004	$33.45	$22.02
2005
Quarter ended March 31, 2005	$26.72	$16.15
Quarter ended June 30, 2005	$24.17	$15.59
Quarter ended September 30, 2005	$30.20	$20.61
Quarter ending December 31, 2005 (through October 21, 2005)	$31.95	$25.10

As of September 30, 2005, there were 284 holders of record of our common stock, although we believe that there is a significantly larger number of beneficial owners of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any. In addition, our bank line of credit currently prohibits the payment of cash dividends without the prior written consent of the bank.

CAPITALIZATION

The following table describes our capitalization as of June 30, 2005 on an unaudited basis:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of 4,500,000 shares of common stock by us in this offering at the public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2005
	Actual	As Adjusted
	(in thousands except share and per share data)
	(Unaudited)
Deferred rent, long term	$231	$

Stockholders’ equity:
Preferred stock, $.0001 par value per share; 5,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—
Common stock, $.0001 par value per share; 250,000,000 shares authorized, 23,509,800 shares issued and outstanding, actual; 28,009,800 shares issued and outstanding, as adjusted	209,619
Deferred stock-based compensation	(6,794)
Accumulated other comprehensive loss	(179)
Accumulated deficit	(48,042)

Total stockholders’ equity	154,604

Total capitalization	$154,835	$

The number of shares of common stock to be outstanding immediately after this offering is based upon 23,509,800 shares of common stock outstanding as of June 30, 2005, (including 167,001 shares of issued restricted stock that are subject to forfeiture) and excludes:

•	3,542,991 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2005, at a weighted average exercise price of $8.79 per share;

•	1,454,804 shares of common stock available for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan; and

•	41,542 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2005, at a weighted average exercise price of $4.71 per share.

DILUTION

Our net tangible book value as of June 30, 2005 was approximately $154.6 million, or approximately $6.58 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2005. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to the sale of the 4,500,000 shares of common stock by us in this offering at the public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2005 would have been approximately $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of common stock in this offering. If the offering price is higher or lower, the dilution to new investors will be greater or less.

The following table illustrates this per share dilution:

Public offering price per share		$
Net tangible book value per common share as of June 30, 2005	$6.58
Increase per share
Increase in net tangible book value per share attributable to new investors

Net tangible book value per share as adjusted after this offering

Dilution to new investors		$

The following table summarizes, as of June 30, 2005, the number of shares of common stock purchased from us at the public offering price of $                     per share, the total cash consideration paid and the average cash price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	23,509,800	83.9%	$196,583,062%			$8.36
New investors	4,500,000	16.1

Total	28,009,800	100.0%		$100.0%	$

The table above also assumes no exercise of any outstanding stock options or warrants outstanding as of June 30, 2005. As of June 30, 2005, there were 3,542,991 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $8.79 per share and 41,542 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $4.71 per share. In addition, as of June 30, 2005, 1,454,804 shares of common stock remained available for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan. In addition, as of June 30, 2005, there were 167,001 shares outstanding that were granted as restricted stock awards to directors and employees and were subject to forfeiture in the event of termination of service.

As of June 30, 2005, assuming the exercise and payment of all outstanding options and warrants and after giving effect to this offering, net tangible book value would have been approximately $         million,

representing dilution of                      per share to new investors. The table below assumes the exercise of all stock options and warrants to purchase shares of our common stock outstanding at June 30, 2005:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	23,509,800	74.4%	$196,583,062%			$8.36
Shares subject to options and warrants	3,584,533	11.3	31,327,070			8.74

Subtotal	27,094,333	85.7	227,910,132			8.41
New investors	4,500,000	14.3

Total	31,594,333	100.0%		$100.0%	$

If the underwriters’ over-allotment option is exercised in full and assuming no exercise of any such outstanding stock options or warrants to purchase our common stock, the number of shares of common stock held by existing stockholders will be reduced to         % of the total number of shares of common stock to be outstanding after this offering; and the number of shares of common stock held by the new investors will be increased to                  shares, or         % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus, which were audited by Deloitte & Touche LLP. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and the selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data and the consolidated balance sheet data dated for and as of the six months ended June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus.

The unaudited interim financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations and financial position for those periods and as of that date. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the six months ended June 30, 2005 should not be considered indicative of results expected for the full fiscal year.

	Years Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenue	$—	$1,877	$8,763	$20,939	$92,563	$22,231	$89,035
Cost of revenue	—	1,494	5,676	12,274	53,743	13,503	50,693

Gross profit	—	383	3,087	8,665	38,820	8,728	38,342
Operating expenses:
Research and development*	10,204	17,248	16,563	11,103	14,823	5,594	14,251
Selling, general and administrative*	4,658	8,136	8,611	5,072	7,605	2,791	6,408
Stock-based compensation	183	588	554	473	5,797	3,637	854

Total operating expenses	15,045	25,972	25,728	16,648	28,225	12,022	21,513

Operating income (loss)	(15,045)	(25,589)	(22,641)	(7,983)	10,595	(3,294)	16,829
Interest income (expense) and other, net	276	335	121	(63)	(269)	3	2,027

Income (loss) before income taxes	(14,769)	(25,254)	(22,520)	(8,046)	10,864	(3,291)	18,856
Provision for income taxes	—	—	—	—	481	—	4,714

Net income (loss)	$(14,769)	$(25,254)	$(22,520)	$(8,046)	$10,383	$(3,291)	$14,142

Basic net income (loss) per share(1)	$(679.56)	$(1,151.36)	$(968.35)	$(124.17)	$2.46	$(4.32)	$0.61

Diluted net income (loss) per share(1)	$(679.56)	$(1,151.36)	$(968.35)	$(124.17)	$0.57	$(4.32)	$0.56

Shares used in computing basic net income (loss) per share(1)(2)	21,733	21,934	23,256	64,800	4,223,609	762,176	23,203,010

Shares used in computing diluted net income (loss) per share(1)(2)	21,733	21,934	23,256	64,800	18,127,960	762,176	25,068,252

* Amounts exclude stock-based compensation, as follows:

Research and development	$66	$—	$—	$—	$494	$92	$455
Selling, general and administrative	117	588	554	473	5,303	3,545	399

	$183	$588	$554	$473	$5,797	$3,637	$854

(1)	The basic and diluted net income (loss) per share computation in 2000, 2001, 2002 and 2003 and the six months ended June 30, 2004 excludes all potential shares of common stock issuable upon conversion of convertible preferred stock and the exercise of options and warrants to purchase common stock as their effect would be antidilutive. For the year ended December 31, 2004 and the six months ended June 30, 2005, only certain antidilutive options and warrants have been excluded from the basic and dilutive net income (loss) per share computation. See note 1 of the notes to our consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted net income (loss) per share.
(2)	The shares used in computing basic and diluted net income (loss) per share have been retroactively restated to reflect the 1-for-3 reverse stock split of our common stock in November 2004.

	As of December 31,					As of June 30, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$13,595	$4,332	$16,078	$10,778	$58,892	$45,831
Short-term investments	—	—	—	—	64,708	104,625
Working capital	12,905	2,371	16,179	9,615	137,271	152,233
Total assets	16,881	11,482	23,771	18,664	148,496	182,652
Long-term obligations, less current portion	225	182	869	502	5	231
Convertible preferred stock	31,312	47,252	83,163	83,163	—	—
Total stockholders’ equity (deficit)	(16,450)	(41,632)	(65,023)	(72,576)	138,448	154,604

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus.

General

We are a fabless semiconductor company that designs, develops and markets comprehensive platform solutions, including a system-on-chip, firmware and software, for manufacturers of feature-rich, hard disk drive and flash memory-based personal media players. Personal media players are battery-powered, portable devices that capture, store and play digital media such as audio, photos and video. Our platform solutions are designed to enable personal media players to manage thousands of digital media files and allow our customers to build intuitive and customizable user interfaces. Our customers use our platforms to produce high-performance, feature-rich, differentiated personal media players in a cost-effective manner with fast time to market. Our key customers include leading manufacturers such as Inventec and Hon Hai, who manufacture products for Apple Computer Inc. and other companies. In 2002, 2003, 2004 and the six months ended June 30, 2005, Inventec accounted for 88.4%, 84.6%, 89.3% and 75.9% of our revenue, respectively. During the first quarter of 2005, we began shipping in volume to Hon Hai, an additional customer that manufactures products for Apple. Hon Hai accounted for 14.3% of our revenue in the six months ended June 30, 2005. Our platforms sold to our customers from whom we have derived at least $200,000 in revenue since January 1, 2003 are also included in products branded by Aiwa, Bang & Olufsen, Gateway, iRiver, Medion, MiTAC, NEC, Olympus, Philips, RCA, Rio, Roland, Samsung, Sirius, Tatung and Virgin Electronics.

Overview

We were founded in 1999 and introduced our first-generation system-on-chip, or SoC, in 2000. To date, we have introduced five SoC product generations and multiple versions of our firmware and software development kits. Our platforms include an SoC, firmware and software, and we do not market, sell or recognize revenue on these components separately. We began generating revenue in 2001, and have since increased our revenue from $1.9 million in 2001 to $92.6 million in 2004 and $89.0 million during the six months ended June 30, 2005. We generated net income of $10.4 million in 2004, our first profitable year, and generated net income of $14.1 million during the six months ended June 30, 2005. The net income included non-cash, stock-based compensation charges of $5.8 million in 2004, and $0.9 million during the six months ended June 30, 2005. These charges are described in more detail under “Financial Operations Overview—Stock-Based Compensation.”

We have grown our employee base from six at inception to 250 people as of September 30, 2005 in five countries, with approximately one-half of our employees, primarily engineering staff, located in India. We expect that our headcount will increase further to support our expected growth.

Due to a worldwide unfavorable economic environment, including the economic downturn in the United States in 2002 and 2003, consumer demand for feature-rich personal media players did not materialize as we expected during that time. During that period, demand for many semiconductor and consumer electronics products suffered as consumers delayed purchasing decisions or changed or reduced their discretionary spending. We expect that if and when similar unfavorable economic conditions occur, it could have a similar effect on demand for semiconductor and consumer electronics products in the future and for demand for our platforms, which may harm our business.

In addition to seeking to expand relationships with our existing customers, our strategy is to pursue new customers aggressively and diversify our customer base by focusing on leading global consumer electronics companies and their original design manufacturer, or ODM, partners. Historically, our products were only incorporated into hard disk drive-based personal media players. However, during the six months ended June 30, 2005, we introduced the PP5022/5021 and the PP5024. The PP5022/5021, our fifth generation SoC, is designed for use in both hard disk drive and flash-based personal media players, and the PP5024 is a flash-specific product. These new platforms have enabled us to target a larger percentage of the personal media player market, and we began recognizing revenue from flash-based platforms in the third quarter of 2005. Many of our competitors have offered flash memory-specific products for some time and may have better established products or more expertise with flash memory-specific solutions. We intend to continue to focus primarily on customers that produce small form factor, feature-rich personal media players and to leverage our personal media player capabilities to address adjacent market opportunities. Additionally, during 2005, we made investments in innovative wireless technologies that we believe will contribute to our future growth. For example, our products have recently been designed into personal media players that utilize satellite radio capabilities.

Some of our customer relationships, other than Inventec, have been developed over a short period of time and are generally in the preliminary stages. We cannot assure you that these customers will generate significant revenue, that we will be able to retain these customers or that we will continue to be successful in attracting new customers. We expect that we will continue to depend upon a relatively limited number of customers for substantially all of our revenue for the foreseeable future.

We market and sell our platforms worldwide through a combination of direct sales personnel, independent sales representatives and distributors. Substantially all of our revenue comes from ODM customers in Asia. A significant amount of the systems designed and manufactured by these customers are then sold to original equipment manufacturers, or OEMs, and consumer electronics companies outside of Asia. Our sales to Asia, including Japan, accounted for approximately 99.1% and 97.7% of our revenue during 2004 and the six months ended June 30, 2005, respectively. We anticipate that a significant amount of our revenue will continue to be generated by sales to customers in that region. All of our sales are denominated in United States dollars.

Because our platforms are designed for use in consumer electronics products, such as personal media players, we expect our business to be subject to seasonality, with increased revenue typically in the third and fourth quarters of each year when customers place orders to meet year-end holiday demand. However, our recent rapid revenue growth makes it difficult for us to assess the impact of seasonal factors on our business.

Our internal forecasting and planning is based in part on customer forecasts we receive. As we are operating in a relatively new industry segment, availability of current market forecasts for feature-rich personal media players is limited. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, backlog is not a good indicator of our future sales. Cancellations of customer orders or changes in product specifications could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses.

We outsource to independent third parties the implementation of certain design aspects of our SoCs and all of our manufacturing logistics, including the manufacturing, test, packaging, warehousing and shipping of our SoCs. By outsourcing these functions, we are able to focus more of our financial resources on product design and eliminate the high cost of owning and operating a semiconductor fabrication facility. We also have a logistics warehouse in Hong Kong, which is managed by a local third party, from which location we expect the majority of future shipments to our customers to continue to be made. In the future we may begin to perform internally some of the services that our third-party service providers currently perform for us.

Financial Operations Overview

The following describes certain line items in our statements of operations:

Revenue

We generate revenue from sales of our platforms. The main factors that impact our revenue are unit volumes shipped and average selling prices. We have experienced quarter-over-quarter unit volume increases for the past eight quarters while we have seen average selling prices decline over time as our platforms have matured in the market. Overall, we expect average selling prices for our platforms to decline over time as products mature. Our revenue recognition policy is described in more detail under “Critical Accounting Policies and Estimates.”

Cost of Revenue

Cost of revenue consists primarily of the cost of finished goods and, to a lesser extent, certain technology license fees, personnel and occupancy associated with manufacturing support, quality assurance and internal inventory handling costs. The cost of finished goods includes the cost for fully packaged and tested semiconductors that we purchase from our manufacturing logistics partners. On occasion, cost of revenue may additionally include a component for write-offs of certain inventories based on declines in forecasted demand in future periods.

Gross Profit and Gross Margin

Gross profit results from deducting cost of revenue from revenue. The gross margin is the percentage derived from dividing gross profit by revenue. Our gross margin each quarter is affected by a number of factors, including product pricing and our product mix, as well as the negotiated price for our finished goods and potential adjustment to our inventory valuation. In 2004 and the six months ended June 30, 2005, we recorded revenue, and accordingly, gross profit of approximately $0.3 million and $0.5 million, respectively, related to the sale of inventory that had been previously written-off due to changes in customer demand for older generations of SoC platforms.

Operating Expenses

Research and development expense consists primarily of salaries, bonuses, benefits and related overhead costs for engineering personnel, non-recurring engineering costs, such as prototype wafers and mask sets, costs of outside engineering services from contractors and consultants and depreciation of engineering equipment. Before releasing new products, we incur charges for prototype wafers and mask set revisions, which can cause a fluctuation in research and development expense. Some of our development costs have been offset by amounts we receive from our customers on non-recurring engineering services arrangements where we are reimbursed for a portion of our engineering costs. Typically, these services are for the development of customized product designs for customers during the early pre-production stage. The costs of these development projects are expensed as incurred and the reimbursement is recognized when the development is accepted by the customer. The reimbursements against research and development expense on these research activities were approximately $0.5 million and $0.1 million in 2004 and the six months ended June 30, 2005, compared to $0.8 million and $0.3 million, for the prior year comparable periods. In the future, we do not expect reimbursements from engineering services to be significant. We expect our research and development expense to increase in absolute dollars as we continue to invest to develop new products to be competitive in the future.

Selling, general and administrative expense consists primarily of salaries, bonuses, benefits and related overhead costs for sales, marketing and administrative personnel, legal and accounting services, as well as marketing activities. We expect selling, general and administrative expense to increase in absolute dollars as we expand our sales and marketing efforts, hire additional personnel and incur other costs related to the anticipated growth of our business, our operations as a public company, including Sarbanes-Oxley compliance costs, and improvements to our information technology infrastructure.

Stock-Based Compensation

Stock-based compensation includes three components: the amortization of deferred compensation related to stock options, variable stock-based compensation and the amortization of compensation associated with restricted stock awards. Deferred compensation related to stock options results from the grant of stock options at exercise prices less than the deemed fair value of the underlying common stock on the grant date for directors, officers and employees. Variable stock-based compensation equals the fair value of stock options, preferred stock and warrants granted to consultants. Restricted stock compensation equals the fair value of the restricted stock awards based on the closing market price of our common stock on the grant date, which is then amortized over the vesting period for the grant.

Variable stock-based compensation results from the difference between the fair value of the stock award and the price at which the instrument can be exercised. We have recorded variable stock-based compensation related to option awards to a director and four non-employee advisory consultants, as well as a note to a stockholder, who was also a director at June 30, 2005, for consulting services. Although most of such instruments have vested or have been terminated, we expect to incur variable stock-based compensation from some of these instruments in future periods. We report stock-based compensation as a separate expense rather than including it in the functional category to which it relates, as we believe it provides a more meaningful comparison.

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 123, (revised 2004), “Share-Based Payment”, or SFAS 123R, which replaces SFAS 123 and supersedes Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”, or APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. On April 14, 2005, the SEC adopted a new rule that amended the compliance dates for SFAS 123R such that we must adopt the new standard effective January 1, 2006. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost, the assumed forfeiture rate and the transition method to be used at the date of adoption. SFAS 123R is described in more detail under “Critical Accounting Policies and Estimates.”

Interest and Other Income (Expense), Net

Interest and other income (expense), net consists mostly of interest earned on our cash and investments, offset by interest expense associated with our bank borrowings.

Provision for Income Taxes

We recognize deferred assets and liabilities on differences between the book and tax basis of assets and liabilities using current effective rates. Further, deferred tax assets are recognized for the expected realization of available net operating loss carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to an amount that we expect to realize in the future. We continually review the adequacy of the valuation allowance and will recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized. In addition, we continuously evaluate our tax contingencies and recognize a liability when we believe that it is probable that a liability exists. Accordingly, our use of the net operating loss carryforwards and credit carryforwards is limited by the annual limitations described in Internal Revenue Code Sections 382 and 383.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition, which impacts the recording of revenue; (b) valuation of inventories, which impacts cost of revenue and gross margin; and (c) stock option valuation, which impacts the disclosure and recognition of stock-based compensation. We also have other key accounting policies that are less subjective, and therefore, their application would not have a material impact on our reported results of operations. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition

We sell our platforms to OEMs, ODMs and distributors and recognize revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, or SAB 104, when persuasive evidence of an arrangement exists, delivery of the product has occurred, the sales price is fixed and determinable, collectibility of the resulting receivable is reasonably assured, and the rights and risks of ownership have passed to the customer. Revenue to customers is recorded at the later of the time of shipment when title and risk of loss passes to the customer or when customer acceptance periods expire, generally within 15 days of receipt by the customer. In such instances, we record a trade receivable for the selling price since there is a legally enforceable right to payment, reduce inventory for the carrying value of goods shipped since legal title has passed to the customer, and record the gross margin as “Deferred income” on the consolidated balance sheet until expiration of the acceptance period. To date, management has not reserved for product returns as customer returns have been insignificant.

Inventory

We continually assess the recoverability of our inventory based on assumptions about customer demand and market conditions. Our policy calls for writing off inventory for estimated lower of cost or market, obsolescence or unmarketable inventory. The write-offs are equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-offs may be required that could adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross margins when products incorporating inventory that was previously written down are sold. In 2004 and the six months ended June 30, 2005, we sold inventory that had been previously written-off due to changes in customer demand for older generations of SoC. In 2004 and the six months ended June 30, 2005, we recorded revenue, and accordingly, gross profit of $0.3 million and $0.5 million, respectively, related to the sale of this inventory.

Stock-Based Compensation

We have elected to follow the intrinsic value-based method prescribed by APB 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under SFAS 123, “Accounting for Stock-Based Compensation.” Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the deemed fair market value of the stock on the date of grant and the exercise price, number of shares issuable under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS 123, which requires that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in Note 1 of our consolidated financial statements, consisting of the expected life of the option, risk-free interest rate, volatility and dividend yield.

In December 2004, the FASB issued SFAS 123R, which replaces SFAS 123, and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123, no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R beginning January 1, 2006. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and we expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

We grant options and warrants to employees, directors and consultants. Stock-based compensation includes the fair value of instruments issued to consultants and directors and the amortization of deferred stock compensation associated with options to employees. The fair value of instruments to consultants is based on management’s estimates using Black Scholes option pricing models. Instruments to consultants that are not fully vested are subject to periodic revaluation (variable accounting), over the vesting term. These fair value estimates are based on a number of variables, including the fair value of the stock underlying the instrument, which are subject to change over the lives of the instruments.

During the six months ended June 30, 2005, our board of directors approved the grant of shares of restricted stock. We recorded the value of these restricted stock grants as a component of stockholders’ equity and will amortize that amount over the vesting period, typically five years. The value of the restricted stock awards was based on the closing market price of our common stock on the date of grant. Shares related to these restricted stock awards were included in the calculation of diluted earnings per share utilizing the treasury stock method.

Income Taxes

We account for income taxes under the asset and liability method, under which deferred tax assets, including the tax effects attributable to net operating loss carryforwards, and deferred tax liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. We believe sufficient uncertainty exists regarding the realizability of the net deferred tax assets such that a full valuation allowance is required. Under certain conditions related to our future profitability and other business factors, we believe it is possible that our results will yield sufficient positive evidence to support the conclusion that it is more likely than not that we will realize the tax benefit of our net operating losses and other deferred tax assets and that such a conclusion may be reached as early as the fourth quarter of 2005. If that is the case, subject to review of other qualitative factors and uncertainties, in the period that such a determination is made, we would reverse some or all of our deferred tax asset valuation allowance into income as a reduction of tax expense. The portion of the valuation allowance reversal that relates to net operating losses associated with stock option transactions would be taken as a credit to stockholders’ equity. Thereafter, we would expect to record income tax expense at a higher rate.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by selected items from our consolidated statements of operations.

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	64.8	58.6	58.1	60.7	56.9

Gross margin	35.2	41.4	41.9	39.3	43.1
Operating expenses:
Research and development	189.0	53.0	16.0	25.2	16.0
Selling, general and administrative	98.3	24.2	8.2	12.6	7.2
Stock-based compensation	6.3	2.3	6.3	16.4	1.0

Total operating expenses	293.6	79.5	30.5	54.2	24.2

Operating income (loss)	(258.4)	(38.1)	11.4	(14.9)	18.9
Other income (expense), net	1.4	(0.3)	0.3	0.1	2.3

Net income (loss) before income taxes	(257.0)	(38.4)	11.7	(14.8)	21.2
Provision for income taxes	—	—	0.5	—	5.3

Net income (loss)	(257.0)%	(38.4)%	11.2%	(14.8)%	15.9%

Recent Financial Results

For the nine months ended September 30, 2005, our revenue was $146.9 million and net income was $24.4 million, as compared to revenue of $47.8 million and net loss of $(131,000) for the nine months ended September 30, 2004. For the nine months ended September 30, 2005, diluted net income per share was $0.97, based on 25.2 million weighted average shares outstanding, as compared to diluted net loss per share of $(0.09), based on 1.5 million weighted average shares outstanding for the nine months ended September 30, 2004. Our results of operations for the nine months ended September 30, 2005 included non-cash, stock-based compensation charges of $1.6 million, as compared to $5.1 million for the nine months ended September 30, 2004.

Six Months Ended June 30, 2004 and 2005

Revenue.    Revenue increased from $22.2 million in the six months ended June 30, 2004 to $89.0 million in the six months ended June 30, 2005, a 301% increase. This increase was primarily due to an approximately 339% increase in unit shipments of our platforms, partially offset by an approximately 9% decline in our overall average selling prices as certain products matured. We expect the trend of declining average selling prices for existing products to continue as these products mature further in the market, although we expect to sell new products with enhanced features at relatively higher prices initially. Overall, however, we expect the average selling prices for our products in aggregate to decline over time, which may have a negative impact on our future margins if we cannot reduce our associated costs accordingly. Our increased sales volumes were primarily due to the continued growth of the hard disk drive-based personal media player market and the introduction of our PP5022 product into the market at the end of 2004. Revenue on sales to the Asia/Pacific region, including Japan, was 97.7% and 99.3% in the six months ended June 30, 2005 and 2004, respectively. Sales to two customers that individually accounted for more than 10% of our revenue in the six months ended June 30, 2005 represented 90.1% of our revenue in that period. One of these customers also accounted for 89.2% of our revenue in the six months ended June 30, 2004. Both customers manufacture products for Apple Computer Inc.

Cost of revenue and gross margin.    Cost of revenue increased from $13.5 million in six months ended June 30, 2004 to $50.7 million in the six months ended June 30, 2005, a 276% increase. This increase was primarily due to an increase in unit shipments of our platforms and the associated costs to produce and support these higher unit volumes, partially offset by an approximately 15% decline in our average unit cost as we were able to negotiate more favorable pricing from our manufacturing logistics partners.

Gross margin was 43.1% in the six months ended June 30, 2005 and 39.3% in the six months ended June 30, 2004. We recognized revenue of approximately $0.5 million and $0.2 million, respectively, in the six months ended June 30, 2005 and 2004 on the sale of previously written-off older-generation inventory. Gross margin in the six months ended June 30, 2004 was negatively impacted by approximately $0.4 million in write-off for excess and obsolete inventory, approximately $0.4 million of costs incurred to conform a product platform to the specifications of our principal customer and approximately $0.3 million to expedite manufacture of this platform to this customer. We expect that we may need to record adjustments to our inventory valuation from time to time and that our gross margin may fluctuate as we introduce new platforms and products and as the market for our platforms becomes more competitive. We expect that future sales, if any, of our current balance of written-off inventory would not have a material impact on our future gross profits.

Research and development.    Research and development expense, not including stock-based compensation, increased from $5.6 million in the six months ended June 30, 2004 to $14.3 million in the six months ended June 30, 2005, a 155% increase. Approximately $4.3 million of the increase was due to an increase in engineering-related expenses, including non-recurring engineering charges paid to our vendors, as well as license fees for certain technologies that we may incorporate into our future products. Most of our engineering expenses related to design work on future product generations as well as supporting hardware and software modifications on our current product. We expect to continually increase our spending for the development of future product generations in the remainder of 2005, including investments in innovative wireless technologies. In addition, approximately $3.8 million of the increase in research and development expenses was due to an increase in personnel-related expenses, resulting from a 74% increase in research and development headcount at June 30, 2005 compared to June 30, 2004. Approximately $0.6 million of the increase in expenses may also be attributed to travel and other overhead expenses including insurance.

Selling, general and administrative.    Selling, general and administrative expense, not including stock-based compensation, increased from $2.8 million in the six months ended June 30, 2004 to $6.4 million in the six months ended June 30, 2005, a 129% increase. The increase of approximately $3.6 million was primarily due to an increase of $1.7 million in personnel-related expenses, resulting from a 57% increase in selling, general and administrative headcount at June 30, 2005 compared to June 30, 2004. Additionally, we had an increase of $1.8 million in professional services-related expenses, including accounting, legal, and Sarbanes-Oxley-related expenses. Increased costs in these areas are primarily associated with our becoming a publicly-held company since our initial public offering in November 2004.

Stock-based compensation.    Stock-based compensation expense decreased from $3.6 million in the six months ended June 30, 2004 to $0.9 million in the six months ended June 30, 2005. The $3.6 million in stock compensation expense for the six months ended June 30, 2004 was comprised of $1.5 million related to a non- recourse promissory note issued by a director in exchange for his consulting services to us, $1.0 million related to the amortization of deferred stock option compensation, $0.7 million related to options granted to a director in connection with his management services to us, and $0.4 million related to a common stock warrant offered to our chief executive officer in connection with a bonus award. The $0.9 million in stock compensation expense for the six months ended June 30, 2005 was comprised of $0.7 million related to the amortization of deferred stock compensation, $0.1 million related to the restricted stock awards, and $0.1 million related to stock options granted to non-employee advisory consultants.

Interest and other income (expense), net.    Interest and other income, net, increased from $3,000 during the six months ended June 30, 2004 to $2.0 million during the six months ended June 30, 2005. This increase was primarily due to an increase in interest income related to our significantly increased balance of cash, cash equivalents and short-term investments.

Provision for income taxes.    In the six months ended June 30, 2005 we recorded a provision for income taxes using an effective tax rate of 25%, or approximately $4.7 million. We did not record a provision for income tax during the six months ended June 30, 2004 as we were not profitable during that period. The provision for income taxes recorded in the six months ended June 30, 2005 differs from the amount computed by applying the statutory U.S. federal rate principally due to our utilization of net operating loss carryforwards and certain research and development related tax credits.

Years Ended December 31, 2003 and 2004

Revenue.    Revenue increased from $20.9 million in 2003 to $92.6 million in 2004, a 343% increase. This increase was primarily due to an approximately 437% increase in unit shipments of our platforms, partially offset by an approximately 17.7% decline in our overall average selling prices as certain products matured. We expect the trend of declining average selling prices for existing products to continue as these products mature further in the market, although we expect to sell new products with enhanced features at relatively higher prices initially. Overall, however, we expect the average selling prices for our products in aggregate to decline over time, which may have a negative impact on our future margins if we cannot reduce our associated costs accordingly. Our increased sales volumes were primarily due to the continued growth of the HDD-based personal media player market and the introduction of our PP5020 SoC into the market at the end of 2003. Revenue on sales to the Asia/Pacific region, including Japan, increased from 98.5% in 2003 to 99.1% in 2004. Sales to Inventec accounted for 89.3% of our revenue in 2004 compared to 84.6% of our revenue in 2003.

Cost of revenue and gross margin.    Cost of revenue increased from $12.3 million in 2003 to $53.7 million in 2004, a 337% increase. This increase was primarily due to an increase in unit shipments of our platforms and the associated costs to produce and support these higher unit volumes, partially offset by an approximately 19.2% decline in our average cost per unit shipped as we were able to negotiate more favorable pricing from our manufacturing logistics partners.

Gross margin was 41.4% in 2003 and 41.9% in 2004. We recognized revenue and gross profit of approximately $0.3 million in 2004 on the sale of previously written-off inventory for older generations of SoC platforms with an original cost of approximately $0.2 million. There were no such sales of previously written off material in 2003. In 2004 we wrote-off approximately $0.6 million for excess and obsolete inventory for older generation products in excess of future demand as most of our principal customers had successfully transitioned to our latest product during 2004. Similar inventory write-offs of $0.6 million were recorded in 2003. We expect additional inventory write-offs from time to time and our gross margin to fluctuate as we introduce new platforms and products and as the market for our platforms becomes more competitive. We expect that future sales, if any, of our current balance of written-off inventory would not have a material impact on our future gross profits.

Research and development.    Research and development expense increased from $11.1 million in 2003 to $14.8 million in 2004, a 33% increase. Approximately $2.8 million of the increase was due to an increase in personnel-related expenses resulting from a 43% increase in research and development headcount as of December 31, 2004 over the period ended December 31, 2003. The majority of this headcount increase occurred in the second half of 2004. In addition, we had an increase of approximately $1.2 million in engineering-related expenses, as well as a $0.3 million increase in travel-related expenses. The majority of our engineering expenses related to supporting hardware and software modifications on our current product and to design work on future product generations. Overall, the increase was offset by a decrease of $0.5 million in depreciation and maintenance expenses as a result of reduced capital expenditures. We expect that we may increase our spending for the development of future product generations in future periods.

Selling, general and administrative.    Selling, general and administrative expense increased from $5.1 million in 2003 to $7.6 million in 2004, a 49% increase. The increase of approximately $2.5 million was primarily due to an increase of $1.5 million in personnel-related expenses, resulting from a 31% increase in selling, general and administrative headcount in 2004 over 2003, an increase of $0.3 million in marketing and travel-related expenses, and an increase of $0.7 million in professional services-related expenses, including outside services, accounting and legal expenses, as well as an increase in commissions paid to outside sales representatives.

Stock-based compensation.    Stock-based compensation expense increased from $0.5 million in 2003 to $5.8 million in 2004. The $0.5 million of stock compensation expense in 2003 related to variable stock compensation in connection with a director’s consulting services. In 2004, we recorded $0.6 million of stock compensation expense related to the director’s consulting services. In addition, in 2004 we recorded approximately $1.7 million in relation to the amortization of deferred stock-based compensation related to employee grants as the fair value of our common stock increased during the past twelve months. Under the intrinsic-value method of accounting for stock-based compensation arrangements for employees, compensation cost is recognized to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant. In 2004 we additionally recorded approximately $2.0 million in association with a non-recourse promissory note issued by a director in exchange for his consulting services to us and an additional $0.8 million associated with 133,333 options granted to a director in connection with his management services to us. Further, an additional $0.6 million in stock-based compensation in 2004 was associated with common stock warrants offered to our chief executive officer in connection with a bonus award, and $0.1 million was recorded in relation to stock options granted to non-employee advisory consultants.

Years Ended December 31, 2002 and 2003

Revenue.    Revenue increased from $8.8 million in 2002 to $20.9 million in 2003, a 139% increase. This increase was primarily due to an approximately 196% increase in unit shipments of our platforms from the continued growth in PP5002 SoC shipments and the initial sales of our PP5003 SoC, partially offset by an approximately 19% decline in our average selling prices. Revenue on export sales from the United States increased from 97.4% of our revenue in 2002 to 99.8% in 2003. Inventec accounted for 88.4% of our revenue in 2002 and 84.6% of our revenue in 2003.

Cost of revenue and gross margin.    Cost of revenue increased from $5.7 million in 2002 to $12.3 million in 2003, a 116% increase. This increase was primarily due to an increase in unit shipments of our platforms and the associated costs to produce and support these higher unit volumes, partially offset by an approximately 27% decline in our average unit cost.

Gross margin was 35.2% in 2002 and 41.4% in 2003. The increase in gross margin in 2003 was primarily due to a cost reduction on our PP5002 SoCs from increased production volume, more than offsetting a decrease in average selling prices and an inventory write-off of $0.6 million for excess and obsolete products on hand. Approximately $0.4 million of this inventory write-off was due to a decrease in demand for a certain product as a customer decided to cease manufacturing. As another customer reduced its forecast we wrote off an additional $0.2 million of inventory in the last quarter of 2003, which was however subsequently sold to this customer and increased our gross margins in the first two quarters of 2004.

Research and development.    Research and development expense decreased from $16.6 million in 2002 to $11.1 million in 2003, a 33% decrease. The decrease of $5.5 million was due to various factors, including a net decrease of approximately $2.7 million in personnel costs associated with reductions in workforce in the third quarter of 2002 and the first quarter of 2003, in which we reduced our engineering headcount. In addition, a reduction in non-recurring engineering expenses due to a lower level of engineering activity, stricter budgetary controls with a focus on the most significant projects and an increased level of amounts received on engineering service arrangements with certain customers resulted in approximately $2.5 million in savings. Also, in 2003, depreciation decreased by approximately $0.4 million as a result of reduced capital expenditures.

Selling, general and administrative.    Selling, general and administrative expense decreased from $8.6 million in 2002 to $5.1 million in 2003, a 41% decrease. This decrease of approximately $3.5 million was due to various factors, including a net decrease of approximately $2.6 million in personnel-related expenses associated with reductions in workforce in the third quarter of 2002 and the first quarter of 2003 in which we reduced our selling, general and administrative headcount. In addition, stricter budgetary controls resulted in approximately $1.0 million in savings. Also in 2003, depreciation decreased approximately $24,000 as a result of reduced capital expenditures.

Other income (expense), net.    Other income, net, was $0.1 million in 2002 compared to other expense, net, of $0.1 million in 2003. This decrease was primarily due to the increases in interest expense from additional term loans and decreases in interest income earned on lower balances of cash and cash equivalents.

Quarterly Results of Operations

The following table sets forth our consolidated statements of operations data for the ten quarters ended June 30, 2005. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Quarter Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005
	(in thousands)
Revenue	$922	$5,146	$6,788	$8,083	$10,196	$12,035	$25,608	$44,724	$44,468	$44,567
Cost of revenue	551	3,191	3,493	5,039	6,588	6,915	14,933	25,307	25,291	25,402

Gross profit	371	1,955	3,295	3,044	3,608	5,120	10,675	19,417	19,177	19,165
Operating expenses:
Research and development	3,190	2,709	2,791	2,413	2,608	2,986	3,902	5,327	6,351	7,900
Selling, general and administrative	1,387	1,219	1,194	1,272	1,446	1,345	2,019	2,795	2,932	3,476
Stock-based compensation	118	118	118	119	1,977	1,660	1,425	735	384	470

Total operating expenses	4,695	4,046	4,103	3,804	6,031	5,991	7,346	8,857	9,667	11,846

Operating income (loss)	(4,324)	(2,091)	(808)	(760)	(2,423)	(871)	3,329	10,560	9,510	7,319
Interest and other income (expense), net	(26)	(50)	12	1	12	(9)	3	263	908	1,119

Net income (loss) before income taxes	(4,350)	(2,141)	(796)	(759)	(2,411)	(880)	3,332	10,823	10,418	8,438
Provision for income taxes	—	—	—	—	—	—	172	309	2,609	2,105

Net income (loss)	$(4,350)	$(2,141)	$(796)	$(759)	$(2,411)	$(880)	$3,160	$10,514	$7,809	$6,333

The following tables set forth our historical results, for the periods indicated, as a percentage of revenue.

	Quarter Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	59.8	62.0	51.5	62.3	64.6	57.5	58.3	56.6	56.9	57.0

Gross profit	40.2	38.0	48.5	37.7	35.4	42.5	41.7	43.4	43.1	43.0
Operating expenses:
Research and development	346.0	52.6	41.1	29.9	25.6	24.8	15.2	11.9	14.3	17.7
Selling, general and administrative	150.4	23.7	17.6	15.7	14.2	11.2	7.9	6.2	6.6	7.8
Stock-based compensation	12.8	2.3	1.7	1.5	19.4	13.8	5.6	1.7	0.9	1.1

Total operating expenses	509.2	78.6	60.4	47.1	59.2	49.8	28.7	19.8	21.8	26.6

Operating income (loss)	(469.0)	(40.6)	(11.9)	(9.4)	(23.8)	(7.3)	13.0	23.6	21.3	16.4
Interest and other income (expense), net	(2.8)	(1.0)	0.2	—	0.1	(0.1)	—	0.6	2.0	2.5

Net income (loss) before income taxes	(471.8)	(41.6)	(11.7)	(9.4)	(23.7)	(7.4)	13.0	24.2	23.3	18.9
Provision for income taxes	—	—	—	—	—	—	0.7	0.7	5.9	4.7

Net income (loss)	(471.8)%	(41.6)%	(11.7)%	(9.4)%	(23.7)%	(7.4)%	12.3%	23.5%	17.4%	14.2%

Revenue.    Our industry typically experiences seasonal sales patterns that result in stronger second half year sales revenue. Revenue in the first quarter of 2003 decreased from the prior quarter, reflecting seasonal trends and the timing of orders from our principal customer in connection with a product transition by this customer. Revenue increased sequentially from the second quarter of 2003 due to the increased demand for our platforms partially offset by the reductions in our average selling price. The increase in revenue in the first quarter of 2004 was also due to stronger than expected post-holiday demand, more than offsetting the effects of seasonality. In the third quarter of 2004, we more than doubled our previous quarter’s revenue due to the increased demand for feature-rich personal media players in the consumer market and stronger sales as a result of the pending holiday season. Our revenue increased 75% in the fourth quarter of 2004 as we made additional shipments related to the holiday season. Additionally, our sales volume during this period increased due to the continued growth of the HDD-personal media player market. Revenue for the subsequent two quarters was relatively flat as we experienced a slight increase in the volume of units shipped, offset by a slight decrease in our average selling prices.

Cost of revenue and gross margin.    Cost of revenue generally increased in each quarter as our platform shipments increased. Gross margin increased steadily from the first quarter of 2003 through the third quarter of 2003 except for the second quarter of 2003, in which we wrote off approximately $0.2 million in inventory. The increase in gross margin in the third quarter of 2003 was due to decreased manufacturing costs and the relative stability of our average selling prices during the same period. Gross margin in the first quarter of 2004 was relatively low as it was impacted by approximately $0.4 million of costs incurred to conform our latest platform to the specifications of our principal customer and $0.3 million of costs to expedite the manufacture of this platform to this customer. In addition, the favorable impact of selling previously written-off inventory with an original cost of approximately $0.2 million in the first quarter of 2004 was partially offset by a write-off of $0.1 million for excess and obsolete inventory in this quarter. Our cost of revenue for the fourth quarter of 2004 increased 69% from the third quarter of 2004 as the volume of units shipped increased as we made additional shipments related to the holiday season. In the fourth quarter of 2004 and through the second quarter of 2005, our cost of revenue and our gross margin remained relatively flat as increases in our unit sales volume were offset by decreases in our average selling prices and decreases in product costs.

Research and development.    Before releasing new platforms, we incur charges for prototype wafers and mask set revisions, which can cause a fluctuation in research and development expenses. We incurred additional charges of this type in the second and third quarters of 2003. Some of our development costs have been offset by amounts received on engineering services arrangements with certain customers. The significant quarter over quarter increase in expenses in the third quarter of 2004 was primarily due to the increase in personnel-related expenses. In this quarter, we began to accrue for our 2004 bonus plan as it became more likely that we would meet or exceed the target criteria set out in the plan. We incurred additional bonus plan expenses in the fourth quarter of 2004. We also experienced significantly increased personnel-related costs in each quarter through June 30, 2005 as our research and development-related headcount increased from 125 at September 30, 2004 to 184 at June 30, 2005. In addition, we continued to incur increased engineering charges, most notably related to non-recurring engineering and tooling charges in each quarter through June 30, 2005.

Selling, general and administrative.    The increase in expenses in the first quarter of 2004 was primarily due to recruiting fees for senior management. Approximately $0.4 million of the quarter over quarter increase in expenses in the third quarter of 2004 was due to the increase in personnel-related expenses in connection with the accrual for our 2004 bonus plan. We incurred additional bonus plan expenses in the fourth quarter of 2004. We began to incur increased general and administrative costs upon becoming a public company in the fourth quarter of 2004. These increased costs include legal and accounting fees. During the six months ended June 30, 2005 we also incurred incremental expenses related to our corporate governance initiatives and efforts to comply with the Sarbanes-Oxley Act of 2002. In addition, we increased our headcount in sales, marketing and administrative functions as we increased our sales efforts and as we developed the administrative infrastructure we believe is required to operate as a public company.

Our quarterly revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from quarter to quarter. We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenue and operating results to fluctuate, please see those discussed in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

We have historically financed our operations primarily through sales of equity securities and, to a lesser extent, through our bank borrowings. Additionally, during our fiscal year 2004 we generated $3.2 million of cash from our operating activities, and in the six months ended June 30, 2005 we generated $28.1 million of cash from our operating activities. Through June 30, 2005, we raised approximately $196.6 million through equity financings and, to a lesser extent, the exercise of stock options, which includes approximately $111.0 million, net of fees and cash paid for expenses, raised from the initial public offering of our common stock in November 2004. As of June 30, 2005, we had approximately $150.5 million in cash, cash equivalents and short-term investments. We outsource our design implementation and all of our manufacturing logistics, semiconductor fabrication, assembly and test. By outsourcing these functions, we are able to focus more of our financial resources on product design and eliminate the high fixed cost of owning and operating a semiconductor fabrication facility.

Operating Activities

Net cash used in operating activities was $5.3 million in the six months ended June 30, 2004, while net cash provided by operating activities was $28.1 million in the six months ended June 30, 2005. In the six months ended June 30, 2004, net cash used in operating activities resulted from our losses and the growth in accounts receivable and inventory driven by higher sales. In the six months ended June 30, 2005, net cash generated by operating activities resulted primarily from net income and the increases in accounts payable, accrued liabilities and deferred income, which more than offset the growth in accounts receivable and other current assets. The increase in accounts payable and other accrued liabilities during the six months ended June 30, 2005 was mainly due to non-recurring engineering-related expenses incurred but not paid as of the end of the period, as well as a significantly higher amount of payables due to the timing of inventory receipts and their related payments to our inventory vendors compared to the prior period.

Net cash used in operating activities was $22.9 million in 2002 and $5.5 million in 2003, while net cash generated from operating activities was $3.2 million in 2004. In 2002, net cash used in operating activities was primarily used to fund our losses, the growth in accounts receivable and inventory driven by higher sales and a decrease in accounts payable. In 2003, net cash used in operating activities resulted from our losses and the growth in accounts receivable driven by higher sales, offset by a corresponding decrease in inventory and the increase in accounts payable. The increase in accounts payable reflects increased inventory purchasing activity. In 2004, net cash generated by operating activities resulted primarily from net income and the increases in accrued liabilities and deferred income, which more than offset the growth in accounts receivable and inventory driven by higher sales. The significant increase in deferred income for the year ended December 31, 2004 was due to an increase in shipments during the last weeks of such period, which, in accordance with our revenue recognition policy, we will not be able to recognize as revenue until the first quarter of 2005. The deferred income represents the margin associated with this deferred revenue. See “Critical Accounting Policies and Estimates—Revenue Recognition.” The increase in other accrued liabilities at December 31, 2004 was mainly due to the larger amount of engineering-related expenses incurred as compared to the prior year period.

Investing Activities

Capital expenditures were approximately $0.3 million and $1.6 million in the six months ended June 30, 2004 and 2005, respectively. These expenditures were primarily for the purchase of computer equipment and development tools and test equipment for engineering development. We anticipate an increase in our capital expenditures consistent with our anticipated growth. Net cash used in investing activities also consisted of the net purchase of $40.1 million of short-term marketable securities in the six months ended June 30, 2005, with no similar purchases in the same period last year.

Capital expenditures were approximately $1.2 million in 2002, $47,000 in 2003 and $0.6 million in 2004. These expenditures were primarily for the purchase of computer equipment and development tools and test equipment for engineering development. The decrease in 2003 was primarily due to more leased or rented tools or equipment on each project instead of purchased equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in our capital expenditures consistent with our anticipated growth. Net cash used in investing activities also consisted of the purchase of $64.7 million of short-term marketable securities in 2004.

Financing Activities

Net cash provided by financing activities was $3.6 million in the six months ended June 30, 2004, while net cash provided by financing activities was $0.6 million in the six months ended June 30, 2005. During the six months ended June 30, 2004, financing activities included borrowings and repayments against our bank borrowings, and the exercise of options to purchase our common stock. In the six months ended June 30, 2004, we repaid $1.1 million against our bank borrowings. In the six months ended June 30, 2005, net proceeds from the issuance of our common stock as a result of stock option exercises and employee stock purchases were $0.6 million.

Net cash provided by financing activities was $35.8 million in 2002, $0.3 million in 2003 and $110.2 million in 2004. Financing activities included sales from the issuance of our common stock and convertible preferred stock, borrowings and repayments against our bank borrowings, and the exercise of options to purchase our common stock. In 2002, we received $34.3 million from the issuance and sale of our preferred stock and received $1.9 million from, and repaid $0.5 million against, our bank borrowings. In 2003, we received $1.3 million from, and repaid $1.1 million against, our bank borrowings. In November 2004, we raised $113.6 million in net proceeds, not including expenses, to the company from our initial public offering of approximately 7,187,500 shares of common stock, which includes 937,500 shares from the underwriters’ full exercise of the over-allotment option. Cash paid for expenses related to initial public offering costs were $2.6 million. In 2004 we additionally received $1.3 million from the issuance and sale of vested shares of common stock pursuant to the exercise of stock options and received $3.5 million from, and repaid $5.6 million against, our bank borrowings.

As of June 30, 2005, we did not have any amounts outstanding against a total of $15.0 million of bank borrowings available. We have a revolving bank line of credit, which accrues interest at a floating annual rate equal to the bank’s prime interest rate and expires in May 2007.

We expect to experience growth in our operating expenses, including our research and development, sales and marketing and general and administrative expenses in the foreseeable future in order to execute our business strategy. We intend to fund these activities with cash generated from operations. This increase in operating expenses may not result in an increase in our revenue and our anticipated revenue may not be sufficient to support these increased expenditures. We anticipate that operating expenses, working capital as well as planned capital expenditures will constitute a material use of our cash resources.

We believe that our current cash balance, excluding the net proceeds from this offering, and cash generated from operations, along with our available line of credit, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity or convertible debt securities could result in more dilution to our stockholders. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

Contractual Obligations

As of June 30, 2005, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	After 3 Years
	($ in thousands)
Operating leases(1)	$2,231	$531	$1,140	$560
Unconditional purchase obligations(2)	35,704	35,249	455	—

Total	$37,935	$35,780	$1,595	$560

(1)	Operating leases include agreements for building facilities.
(2)	Unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on PortalPlayer and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations also include agreements for design tools and software for use in product development. Of the unconditional purchase obligations noted above, $34.6 million relates to commitments for inventory.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4,” or SFAS 151. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 is required to be adopted by us beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS 151 will have on our consolidated results of operations and financial condition but do not expect SFAS 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or, SFAS 123R, which replaces SFAS No. 123 and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. On April 14, 2005, the SEC adopted a new rule that amended the compliance dates for FAS 123R such that we must adopt the new standard effective January 1, 2006. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost, the assumed forfeiture rate and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In January 2005, the FASB issued FASB Staff Position, or FSP, No. FAS 109-1, “Application of SFAS No. 109 to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” This FSP provides guidance for the accounting of a deduction provided to U.S. manufacturing companies and is effective immediately. The adoption of this position did not have a material effect on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We do not use derivative financial instruments in our investment portfolio. Our investments are in debt instruments of the U.S. Government and its agencies, commercial paper, and high-quality corporate issuers and, by policy, limit the amount of credit exposure to any one issuer. We have investments in fixed income securities that are classified as “available-for-sale securities.” These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. We currently attempt to limit this exposure by investing primarily in short-term securities. Due to the short-term nature of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

Foreign Currency Exchange Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to our wholly owned subsidiary’s operating expenses in India, denominated in the local currency. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our consolidated financial statements or results of operations. All of our sales are transacted in U.S. dollars.

BUSINESS

Overview

We are a fabless semiconductor company that designs, develops and markets comprehensive platform solutions, including a system-on-chip, firmware and software, for manufacturers of feature-rich, hard disk drive and flash memory-based personal media players. Personal media players are battery-powered, portable devices that capture, store and play digital media such as audio, photos and video. Our platform solutions are designed to enable personal media players to manage thousands of digital media files and allow our customers to build intuitive and customizable user interfaces. Our customers use our platforms to produce high-performance, feature-rich, differentiated personal media players in a cost-effective manner with fast time to market. Our key customers include leading manufacturers such as Inventec and Hon Hai, who manufacture products for Apple Computer Inc. and other companies.

We believe that nearly all of our platforms sold to these customers are incorporated into various models within the Apple iPod product family. Apple may choose to use platforms in addition to ours for its products, use a different platform than ours altogether or develop an in-house solution. Any of these events would significantly harm our business. Further, because such a large portion of our revenue is tied to the Apple iPod product family, our success depends on Apple’s continued success with these products.

Industry Background

Consumer acceptance of personal media players has grown rapidly in recent years due to the increasing supply of digital media content, falling costs for storage technology and improved device functionality and performance. Personal media players are battery-powered, portable devices that allow individuals to capture, store and play digital media. Today, digital media includes audio, photos and video.

The development of the portable audio player began with the introduction of an analog cassette player called the Walkman by the Sony Corporation in 1979. Since its introduction, over 300 million Walkmans have been shipped. During the late 1980s, digital compact disc players began to replace analog cassette players. Today, advances in digital content and storage technology and the proliferation of digital download music services, such as the iTunes Music Store and Napster, are revolutionizing the way music is distributed to the consumer and are contributing to the transition to personal media players. IDC estimates portable hard disk drive-based and flash memory-based compressed audio players will grow from 38.9 million units in 2004 to 157.0 million units in 2009, a compound annual growth rate of 32.2%.

Today, the most popular feature of the personal media player is audio playback. The personal media player uses audio compression technologies that shrink the size of a digital audio file to a fraction of its original size. Some personal media players use flash memory while others use a hard disk drive, or HDD, to store digital media content. Flash memory-based players are typically small, low-power devices that generally store up to 4 gigabytes, or GB, of content, or approximately 1,000 songs, on flash memory. HDD-based players typically utilize a 1.8-inch or a 1-inch hard drive and currently have up to 60 GB of storage capacity, the equivalent of approximately 15,000 songs. We refer to personal media players with large storage capacity, such as greater than 1GB, and advanced features, such as a multi-line display, as feature-rich personal media players. We believe the demand for these feature-rich personal media players will continue to grow in the future.

We believe the personal media player will become a key portable device individuals will use to capture, store and play personal digital media content, such as audio, photos and video. A number of factors are driving this trend:

•

Proliferation of digital media content.    Advances in digital technology have enabled audio, photo and video content to be digitized, transmitted, stored and catalogued. With the growth of personal computers, the availability of digital media content for mainstream consumers has substantially increased. As the accessibility of digital media content continues to proliferate, demand has increased for a range of new digital consumer devices. For example, digital imaging and video technology has already revolutionized the photography, video and cellular phone industries. According to IDC, digital camera shipments were 73.6 million units in 2004 and are estimated to be 81.6 million units in 2009. IDC also estimates mobile phones with embedded digital cameras will grow from 323.5 million units in 2004 to 781.5 million units in 2009. In addition, advances in digital video technology have resulted in the development of new consumer electronics devices, including digital video recorders such as TiVo and digital camcorders.

•	Increasing broadband Internet access and Internet-based content distribution. Broadband penetration is increasing the use of the Internet as a method of accessing and distributing digital media content. Early content distribution began as peer-to-peer file trading networks of millions of downloadable MP3 songs. In April 2003, Apple launched its iTunes Music Store, allowing consumers to download music for a modest fee per song. A number of other music distribution services, such as Audible, Yahoo! MusicMatch, Napster, Rhapsody and Sony Connect, have also been launched. Additionally, the broadcasting of music or other audio content over the Internet, commonly referred to as Podcasting, is further developing the marketplace. Similarly, Internet-based photo services, such as Kodak Ofoto, Shutterfly and Snapfish, allow consumers to store, share and print their digital photos online. Additionally, a library of downloadable video content, such as music videos, television shows and movies, is expected to become available over the next several years.

•	Greater storage capacity requirements and advances in storage technologies. Increased storage capacity continues to facilitate the capture, storage and playback of digital media content. Greater capacity is required to store the increasing size of personal digital audio libraries and digital photo and video collections. Both HDD-based and flash memory-based storage devices have continued to expand storage capacities. High-capacity HDD-based players have increased their typical storage capacity from approximately 5GB in 1999 to 60GB today. High-capacity flash memory-based players have increased their typical storage capacity from 32 megabytes in 1998 to 4GB today. We expect that both types of storage devices will be used in the future, offering consumers a variety of personal media players for different needs and uses.

•	Increasing functionality of devices. Consumers are increasingly demanding that their devices combine multiple functions. For example, mobile phones have evolved from simple handsets that only function as telephones to devices that also perform as a personal digital assistant, an email terminal, a web browser, a camera and an audio and video player. We believe the personal media player market is undergoing a similar transition. Initially, personal media players served the single purpose of music playback for a limited number of songs. As consumers amass larger digital media collections or utilize subscription services, we expect personal media players will continue to provide and enhance features, such as the ability to capture, store and play digital photos and videos. In the future, we believe personal media players will add wireless functionality to allow these devices to connect to wireless networks and receive and download a variety of digital content. We expect the functionality of personal media players to expand in tandem with improvements in storage capacity, processing power, battery life, digital content and wireless connectivity capabilities.

•	Demand for greater content accessibility and mobility. Consumers are increasingly using portable devices to communicate, enjoy music, take pictures, compute and exchange data. Accordingly, consumers now demand convenient access to their digital media collection at any time. Traditionally, digital media has been loaded on to personal media players using a high-speed wired connection with a computer. Developments in these high-speed wired connectivity protocols, such as Universal Serial Bus, or USB, and FireWire, now allow personal media players to easily connect to other devices to enable the synchronization, back-up and sharing of content. In the future, we also expect developments in wireless connectivity standards, such as 3G wireless, Bluetooth, Ultrawideband, or UWB, and WiFi, will allow personal media players to receive and download digital content using wireless networks. We believe these connectivity options will allow personal media players in environments outside of the home, such as the car and public WiFi access points.

Market Challenges

Although consumers are demanding greater functionality and improved performance from their personal media players, they also expect new product releases to have more capabilities for an equal or lower price than previous generations. Key requirements of OEMs include:

•	Improved power management. Power management is a critical aspect of portable consumer electronics devices. OEMs strive to increase functionality while maintaining or extending play time between battery charges. In addition, adding image and video functionality to a typical audio device requires significantly greater processing power. Increasing processing capability is not difficult by itself, but optimizing performance with reasonable power consumption and a small design size is a constant challenge.

•	Intuitive user interface. The ease of using a device strongly affects end user adoption and satisfaction. Functionality and storage capacity are not sufficient to create a compelling end user experience. When personal media players could only store a few dozen songs, using these devices was relatively simple. With the ability of today’s personal media players to store thousands of songs and photos and hours of video, using these devices can be much more complex. As a result, the ability to use multiple functions and easily access, categorize and sort these media files is critical to the overall user experience. OEMs therefore need to have an embedded software system, or firmware, that allows users to easily manage, store and manipulate the large amounts of media content stored on these devices.

•	Shortened development cycle. The demands of the personal media player market are constantly changing and require OEMs to rapidly add functions to capitalize on narrow windows of opportunity. Like most consumer electronics devices, a typical product life cycle for a personal media player tends to be less than one year, which significantly increases the pressure to introduce new products in a timely fashion. OEMs need to be able to respond quickly to changes in consumer demand and incorporate the latest technology into successive product generations.

•	Design and feature flexibility. In order to differentiate their personal media players, OEMs must create unique product designs and feature sets. Since it is generally time-consuming and cost-prohibitive to create an entirely new system to add new functions, OEMs are investing in system platforms that not only provide core capabilities, but also enable them to rapidly add needed functionality through firmware or software upgrades, or by utilizing other companies’ components, such as co-processors or transceivers.

Expertise to meet these challenges is costly to develop. Therefore, we believe OEMs are increasingly relying upon ODMs, contract manufacturers and independent providers such as PortalPlayer to deliver comprehensive platform solutions, including semiconductor, firmware and software development, integration and implementation. To assist OEMs, ODMs and contract manufacturers in addressing these challenges, platform providers, including PortalPlayer, must continually develop technology innovations to reduce power consumption and improve device features, performance and ease of use. These platform providers must also address changing market demands by adding new hardware, firmware and software features to their platform solutions and by providing design and feature flexibility to enable OEMs to differentiate their personal media players.

Our Solution

We develop comprehensive platform solutions, including a system-on-chip, or SoC, firmware and software, for manufacturers of HDD-based and flash-based personal media players. Our platform solutions are designed to allow our customers to produce high-performance, feature-rich, differentiated personal media players with fast time to market.

Key elements of our solution are as follows:

•	Comprehensive platform solutions. Our platform solutions consist of an integrated package of hardware, firmware and software designed to enable our customers to develop differentiated products in a cost-effective manner with fast time to market. In addition to a high-performance SoC, we provide our customers with customizable, high functionality firmware and software development kits to allow them to rapidly develop and differentiate their products. As a result, we reduce our customers’ investment in costly and time-consuming internal firmware and software development for their products, and from having to source different firmware and software for their end products from multiple suppliers. We have extended the flexibility of our platform solutions by enabling them to interface with multiple co-processors and transceivers to support, for example, advanced video and wireless functionality, and providing packaging alternatives such as system-in-package to optimize form factor and costs for our OEM and ODM customers.

•	Customizable firmware and software. Our firmware, which is sold as a bundled solution with our SoCs, includes a real-time operating system, intelligent library indexing with advanced database engines, an architecture that supports multiple digital rights management rules and an adaptive power management module. Benefits of our firmware include smooth media playback, the ability for users to easily and flexibly organize and find their media, support for numerous online and wireless music and video services, reduced power requirements and longer battery life. Our software development kit includes a comprehensive suite of components, such as device link libraries and drivers, tools, sample code and documentation to create PC applications that allow personal media players to interact with PCs, thereby increasing the personal media players utility and enhancing the end user’s experience.

•	Targeted, high-performance SoCs. Our SoC solutions are specifically designed for the personal media player market. Our SoCs are driven by multiple processing engines that allow complex multi-tasking such as real-time creation and playback of synchronized audio and photo slideshows and video playback. Our SoCs support a variety of connectivity technologies, including FireWire, infrared, USB, Bluetooth and other wireless technologies including satellite radio for content delivery and synchronization. This support enables connectivity to a variety of content distribution sources as well as playback, display and content creation devices including cameras, personal computers, televisions and car and home audio systems.

In contrast, competitors that do not provide comprehensive platform solutions such as ours may be able to produce a greater variety of customized SoCs to more specifically address a particular OEM’s requirements. In addition, solutions which do not include customizable firmware and software like ours may allow OEMs to take advantage of a wider range of third-party developers. Furthermore, these alternative solutions may be lower in cost in comparison to our platform solutions due to lower performance levels or fewer interface and connectivity options.

Our Strategy

Our objective is to be the leading supplier of comprehensive platform solutions for high-performance, feature-rich, differentiated personal media players. Key elements of our strategy are:

•	Maintain a full and flexible platform solution approach with industry-leading SoCs, firmware and software. We plan to continue to commit resources to each of our hardware, firmware and software teams to drive innovation so that our integrated, comprehensive platform solutions are at the forefront of the personal media player industry and capture a leading market share. For example, we intend to continue to devote resources to increase the performance, functionality, co-processor interfaces and connectivity options of our SoCs and expand the features and capabilities of our firmware and software.

•

Maintain our focus on the feature-rich personal media player market.    We intend to build on our experience as a provider of platforms for advanced, feature-rich, HDD and flash-based personal media players by continuing to focus primarily on customers that produce small form factor, high functionality personal media players. For example, our platform solutions allow our customers to develop personal media players that support the viewing of types of downloaded video content and videos captured on digital still or video cameras and the ability to receive content wirelessly. In addition, we intend to continue to work closely with manufacturers of flash memory and HDDs to ensure that our platform solutions interface with their current and future technology for optimal performance of our customers’ personal media players, regardless of the storage medium used by their devices.

•	Leverage our leadership position in the development of advanced capabilities for personal media players to address adjacent market opportunities. We believe that the personal media player market will continue to grow and represents an ongoing market opportunity. In addition, we believe that in the future, devices such as mobile phones, personal digital assistants, portable video recorders and other consumer electronic devices will incorporate the features and functionality of personal media players, and some of them will establish multiple recording scenarios similar to a television digital video recorder, to offer consumers an integrated, portable device. We intend to leverage our core strengths including efficient power management, secure management of content through our extensive DRM expertise, sophisticated and customizable user interfaces and rapid product development to partner with existing suppliers and manufacturers in these adjacent markets to address these and other opportunities. In addition, we intend to continue to invest our research and development efforts and engineering resources as well as pursue acquisitions to develop new platforms and products to address adjacent market opportunities.

•	Expand our customer base while securing additional design wins with existing customers. We intend to continue the expansion of our customer base by marketing our platform solutions to additional manufacturers of portable consumer devices. In addition, we intend to deepen our penetration within existing audio, photo and video customers by securing next-generation personal media player design wins by meeting their product roadmap requirements with a timely comprehensive platform solution. Further, we intend to broaden our reach within our existing customer base into their adjacent product lines that can utilize our technologies and personal media player capabilities.

Products and Technology

Our platforms consist of an SoC, firmware and software.

System-on-Chip (SoC)

SoCs are integrated circuits that include a central processing unit, memory interfaces and other components. SoCs for personal media players must address a range of requirements, including low power, high performance, low cost and high levels of system integration. We believe that optimally balancing these conflicting, but concurrent, requirements for the target device is the key to market leadership. We design our family of SoCs to be optimized for hard-disk drive, or HDD, and flash memory-based personal media players. Our SoC platforms currently utilize dual 32-bit ARM7 microprocessor cores to provide scaleable performance. This enables support for audio encoders, digital rights management, networking connectivity enhancements and audio post-processing effects, such as equalization and stereo expansion. Our SoCs are designed to work with HDDs and can support flash memory. They also include on-chip memory, a liquid crystal display controller, HDD controllers, flash memory controllers, television output support controllers and analog components, including analog to digital converters and USB transceivers. Our SoCs are manufactured using standard complementary metal-oxide semiconductor, or CMOS, processes. The following table summarizes the key features of our principal SoCs:

Volume Production Date	Device	Addressable Markets	Key Features
2001	PP5002	Audio	• Reduced power consumption • Increased on-chip memory • Direct interface for up to four hard drives or CD-RW drives

2003	PP5020	Audio and photo

•  Further reduction in power consumption

•  USB 2.0 controller with support for device host and On-The-Go connectivity

•  Direct connectivity for digital still cameras

•  FireWire integration

•  PictBridge photo printer support

•  Television output support

•  Color liquid crystal display support

2005	PP5022/PP5021	Audio, photo and video

•  Up to 3X improvement in battery life

•  0.13 micron CMOS process

•  High “on demand” peak performance with ultra-low power in typical operation

•  Multiple high resolution display interface options including Dual Display option

•  Mixed signal integration: USB 2.0 Host PHY, PLL, ADC, PWM controller

In March 2005, we introduced our latest product, the PP5024. The PP5024 integrates a 0.13 micron media processor with a 0.35 micron analog SoC and is a flash-specific product. The PP5024 includes analog audio, power management and battery charging integration, which enables high-performance audio jukebox features such as subscription music services and database caching support in a low-power flash platform. We have sampled but not yet commenced volume production of the PP5024. We cannot guarantee that the PP5024 will be accepted by our target customers, will offer the features or performance that our customers require or that we anticipate, or will be available as scheduled or in time for our customers’ needs.

Firmware Development Kits

Our firmware development kits, or FDKs, include the embedded firmware code, tools and documentation necessary to develop personal media player products. The principal capabilities of our FDKs include:

•	Enabling high-quality audio playback and encoding through optimized implementations of digital media compression and decompression functions;

•	Supporting a range of file types, including music, photos, images, video and text through a flexible file management system;

•	Quickly sorting and indexing thousands of audio, photo and video files through advanced database engines;

•	Supporting multiple music services with the appropriate decoders, decryption engines, application programming interfaces and hardware designs required to securely transfer, store and playback content to enable a customer to ship a product and then provide a firmware update to add a new music service or feature;

•	Actively scaling the processor speed or powering on and off various parts of the SoC, HDD or other components as required; and

•	Reducing the required data movement and associated power drain in an HDD-based system through advanced caching techniques.

Software Development Kit

Our software development kit, or SDK, helps our customers build applications that enable users to easily manage the audio, photo and video files stored on their personal media player using feature-rich PC user interfaces. Our SDK provides developers with the components, tools, sample code and documentation to create a custom digital media management application for personal media players. The principal features of our SDK include:

•	Enabling the development of third-party PC applications, which can provide device file system access and device control in Microsoft Windows operating systems;

•	Enabling the transfer of content from the PC to the device;

•	Synchronizing content to the portable device based on rules set up on the PC;

•	Enabling firmware updates and device maintenance; and

•	Supporting cryptography services to enable OEMs to customize their content security policies on the device.

Customers

We sell our platforms primarily to original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs. Many of our customers in turn sell to branded OEMs, who sell end products that incorporate our platform solutions. In 2002, 2003, 2004 and the six months ended June 30, 2005, Inventec accounted for 88.4%, 84.6%, 89.3% and 75.9% of our revenue, respectively. Hon Hai accounted for 14.3% of our revenue in the six months ended June 30, 2005.

We believe that nearly all of our platforms sold to Inventec and Hon Hai, our two major customers, are incorporated into various models within the Apple iPod product family. Apple may choose to use platforms in addition to ours for its products, use a different platform than ours altogether or develop an in-house solution. Any of these events would significantly harm our business. Further, because such a large portion of our revenue is tied to the Apple iPod product family, our success depends on Apple’s continued success with these products.

In addition, if either of these customer’s relationship with Apple is disrupted for inability to deliver sufficient products or for any other reason, it could have a significant negative impact on our business. We do not know the terms of either of these customer’s business relationship with Apple. Apple may choose to work with other manufacturers. The loss by either of these customers of their sales to Apple will harm our business and financial position.

The customers from whom we have derived at least $200,000 in revenue since January 1, 2003 include: Bang and Olufsen A/S, Flextronics International, Hon Hai Precision Industry Corporation, Humax Co., Ltd., IDT Data System Limited, Inventec, Inventec Malaysia, Kaga Electronics Co. Ltd., Microstar International, MiTAC Technology Corporation, Philips Consumer Electronics, Reigncom Korea Limited, Samsung Bluetek Co., Ltd., Tatung Corporation, Thomson Multimedia (RCA) and Wistron Corporation. These customers together have accounted for substantially all of our revenue since January 1, 2003. In addition, our platforms sold to our customers from whom we have derived at least $200,000 in revenue since January 1, 2003 are also included in products branded by Aiwa, Bang & Olufsen, Gateway, iRiver, Medion, MiTAC, NEC, Olympus, Philips, RCA, Rio, Roland, Samsung, Sirius, Tatung and Virgin Electronics.

Many of our ODM customers are based in Asia. Accordingly, sales to the Asia/Pacific region including Japan accounted for approximately 96.1%, 98.5%, 99.1% and 97.7% of our revenue in 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. We anticipate that a significant amount of our revenue will continue to be represented by sales to customers in that region. For a discussion of our revenue by geographic region, please see note 13 of the notes to our consolidated financial statements.

Sales and Marketing

We market and sell our platforms worldwide through a combination of direct sales personnel, independent sales representatives and distributors. We have direct sales personnel in the United States, Taiwan, Japan and Korea. We also have indirect sales representatives with offices in Japan, Korea, Taiwan, China, Hong Kong and Singapore. We have distributors in Japan, Korea and Taiwan. Because industry practice allows customers to reschedule or cancel orders on relatively short notice and since our sales are typically made pursuant to purchase orders, we believe that backlog is not a good indicator of our future sales.

Our marketing group focuses on our product strategy, product road map, new product introduction process, demand assessment and competitive analysis. Our marketing programs include participation in industry tradeshows, technical conferences and technology seminars, sales training and public relations. The group works closely with our sales and research and development groups to align our product development road map. The group also coordinates our product development activities, product launches and ongoing demand and supply planning with our development, operations and sales groups, as well as with our ODM and OEM customers, sales representatives and distributors. We support our customers through our field application engineering and customer support organizations. Overall, we intend to increase our sales and marketing efforts.

Research and Development

We devote a substantial portion of our resources to developing new platforms and products and to strengthening our technological expertise. Our engineering team has expertise in architecture design, integrated circuit design and software engineering. Our research and development expenditures were approximately $16.6 million in 2002 and $11.1 million in 2003. Our research and development expenditures in 2004 were $14.8 million, excluding stock-based compensation of approximately $0.5 million, and $14.3 million in the six months ended June 30, 2005, excluding stock-based compensation of approximately $0.5 million. We intend to increase our research and development efforts and related expenses significantly in the future. Our hardware engineering staff is located in San Jose, California and Hyderabad, India. Our firmware and software engineering staff is located in Kirkland, Washington, Charlotte, North Carolina, Taiwan and Hyderabad, India. Our development center in India allows us to reduce our engineering labor costs and gives us access to a sizeable pool of engineering talent.

Manufacturing

Manufacturing Logistics

We use third parties to manage our manufacturing logistics. We currently work with eSilicon and LSI Logic to provide these manufacturing logistics, including pre-production test hardware and test program development, characterization and qualification testing, production scheduling, capacity planning, work-in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis. We currently do not have long-term supply contracts with our manufacturing logistics partners. We may terminate our agreement with LSI Logic with 30 days, written notice and payment of a cancellation fee, and either we or LSI Logic may terminate the agreement for the other party’s material breach that is not cured within 30 days of notice of the breach. Our agreement with eSilicon will automatically renew on an annual basis each year in October unless we or eSilicon provides notice of non-renewal at least 90 days prior to the expiration date, and either we or eSilicon can terminate the agreement for the other party’s material breach that is not cured within 30 days of notice of the breach. In addition, we have operations and quality engineering personnel that work with eSilicon and LSI Logic to manage manufacturing logistics, including product planning, work-in-progress control, shipping and receiving and our relationships with contractors.

We design and develop our SoCs and electronically transfer our proprietary designs to our manufacturing logistics partners, who in turn contract with independent, third-party wafer foundries and packaging subcontractors to process silicon wafers and assemble and test our SoCs. By contracting our manufacturing, we are able to focus our resources on product design and eliminate the large capital investment and high cost of owning and operating a semiconductor fabrication facility. This fabless business model also allows us to take advantage of the research and development efforts of leading manufacturers and to maintain flexibility in choosing suppliers that meet our technology and cost requirements.

Two outside foundries, Taiwan Semiconductor Manufacturing Company, or TSMC, and United Microelectronics Corporation, or UMC, in Taiwan, currently manufacture substantially all of our semiconductors. Presently, each specific model of our semiconductors is manufactured at only one foundry supplier. These foundries currently fabricate our devices using mature and stable 0.18 and 0.13 micron CMOS process technology.

Following wafer processing, wafers that are manufactured for our SoCs are shipped to third-party packaging subcontractors managed by our manufacturing logistics partners, where they are sliced into individual die, assembled into finished semiconductor packages, and electrically tested before we take delivery. We currently rely on Amkor facilities in Taiwan and Korea and Siliconware Precision Industries Co., Ltd. (SPIL) in Taiwan to assemble and test our SoCs. Our SoCs are designed to use low-cost, industry standard packages and to be tested with widely available automatic test equipment. We control all product test programs used by the packaging subcontractors in cooperation with our manufacturing logistics partners. These test programs are developed based on product specifications, thereby maintaining our ownership for the functional and parametric performance of our semiconductors.

In addition to our warehouse located in San Jose, in the last quarter of 2004 we added a new logistics warehouse in Hong Kong which is managed by a local third party, and we expect that the majority of our future shipments will be shipped to our customers from the Hong Kong warehouse. In the future we may begin to perform internally some of the services that our third-party service providers currently perform for us. These functions may include direct engagements with foundries, setting up our own product and test engineering functions and managing the quality and failure analysis of our SoCs.

Quality Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of products, processes and customer service. We apply established design rules and practices for CMOS devices through standard design, layout and test processes. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our SoCs. We emphasize a strong supplier quality management practice in which the manufacturing suppliers that are used by our manufacturing logistics partners are pre-qualified by our operations and quality teams. To ensure consistent product quality, reliability and yield, together with our manufacturing logistics partners we closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry and assembly subcontractor.

Competition

The market for our platforms is competitive and rapidly evolving. As we enter new markets and pursue additional applications for our platforms, we expect to face increased competition, which may result in price reductions, reduced margins or loss of market share.

In particular, we face competition from semiconductor companies which have traditionally focused on personal media players, such as Freescale Semiconductor, Philips Semiconductor, SigmaTel, Telechips and Texas Instruments. Some of these companies offer their customers highly integrated SoCs, including analog components, which reduce system cost and size. We also compete with other semiconductor companies, including austriamicrosystems, Intel, Samsung Semiconductor, Sharp and with other SoC vendors. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us.

We may face competition from some of our customers who have developed or may develop products or technologies internally which are competitive with our platforms, or who may enter into strategic relationships with or acquire existing semiconductor providers. We may also face competition from companies whose products are included in end-products that also incorporate our platforms. Should these companies try to increase the presence of their products in such end-products to the detriment of our platforms, our business may be harmed. In addition, to the extent we move into adjacent markets such as wireless and mobile phones, we will face new competitors and the difficulty and cost of developing new technology.

In addition to the factors discussed above, we believe that the key competitive factors in our market include:

•	ability to deliver comprehensive platform solutions with the flexibility to allow customers to decrease the length of their product design cycles;

•	power efficiency due to the increased power requirements of color displays and photo processing;

•	price;

•	timeliness of new product introductions;

•	ability to support a wide variety of industry standards in a timely manner;

•	intellectual property position and know-how; and

•	customer support.

We believe we compete favorably because we provide comprehensive platform solutions to enable quick time to market and allow customer differentiation while reducing the overall system cost and size.

We believe that nearly all of our platforms sold to Inventec and Hon Hai are incorporated in the Apple iPod product family. As a result, our business is also affected by competition in the market for personal media players. If competing products that are not based on our platform solution take market share from the Apple iPod, it could harm our business and cause our revenue to decline.

Intellectual Property

As of September 30, 2005, in the United States we had five issued patents and 12 patent applications pending. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe the expiration or loss of any particular patent would materially harm our business. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we may receive will be challenged, invalidated or declared unenforceable. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages.

Our success also depends on our other rights in proprietary technology. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patents, and we also typically enter into confidentiality agreements with our employees and consultants. PortalPlayer and the PortalPlayer logo are our registered trademarks. These trademarks remain valid while we continue to use and renew them. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our platforms, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our platforms or technology. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

Third parties could infringe or misappropriate our patents, copyrights, trademarks and other proprietary rights. In addition, other parties may assert infringement claims against us or our customers. Although we do not believe our platforms infringe any patents, our platforms may be found to infringe one or more issued patents. In addition, because many pending patent applications in the United States are not publicly disclosed by the United States Patent and Trademark Office until the application is published, there may be applications that relate to our platforms of which we have no knowledge. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. We may also be required to resort to litigation to enforce our intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. This litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm our business.

Employees

As of September 30, 2005, we had 250 full-time employees, including 197 in research and development, 18 in sales and marketing and 35 in general and administrative. Of these full-time employees, 85 are located in San Jose, California, 40 are located in Kirkland, Washington, three are located in Charlotte, North Carolina, nine are located in Taiwan, one is located in Japan, two are located in Korea and 110 are located in Hyderabad, India. None of our employees is covered by a collective bargaining agreement. We believe that relations with our employees are good.

Legal Proceedings

We are not currently a party to any material legal proceeding. We may be subject to various claims and legal actions arising in the ordinary course of business.

Facilities

Our corporate headquarters are located in San Jose, California, where we occupy approximately 39,000 square feet under a lease expiring in August 2010. We also lease approximately 10,000 square feet in Kirkland, Washington under a lease that expires on March 14, 2006. We also lease a total of approximately 18,500 square feet in four buildings in Hyderabad, India, which serve as our engineering and product development locations. These leases in Hyderabad, India expire between December 2005 and August 2006. We expect to renew certain of our leases in Hyderabad, India. We may require additional space in the future, which may not be available on commercially reasonable terms or in the location we desire.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages as of September 30, 2005 are as follows:

Name	Age	Position(s)
Gary Johnson	46	President, Chief Executive Officer and Director
Svend-Olav Carlsen	40	Vice President and Chief Financial Officer
Sanjeev Kumar	40	Chief Operating Officer
Michael J. Maia	47	Vice President of Sales and Marketing
Richard G. Miller	43	Vice President and Chief Technology Officer
Scott W. Tandy	38	Vice President of Strategic Marketing
Richard L. Sanquini(1)	70	Chairman of the Board of Directors
Henry T. DeNero(2)	59	Director
T. Raj Singh(1)(2)(3)	41	Director
Shahan D. Soghikian(2)(3)	46	Director
James L. Whims(1)(3)	50	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee

Gary Johnson has served as our President, Chief Executive Officer and director since April 2003. Prior to joining us, from March 2002 to April 2003, Mr. Johnson served as president and chief executive officer of Z-Force Communications, Inc., a network storage technology company. Mr. Johnson also served as chairman of the board of Z-Force Communications, Inc. from March 2001 to March 2002. From February 2000 to May 2001, Mr. Johnson served as president and chief executive officer of Nanuk Networks, a wireless technology company. From December 1997 to June 1999, Mr. Johnson served as vice chairman of S3 Incorporated, a provider of multimedia semiconductors. From August 1996 to December 1997, Mr. Johnson served as president and chief executive officer of S3 Incorporated after joining them in July 1994. From September 1986 to July 1994, Mr. Johnson held various management positions at National Semiconductor, a semiconductor company. Mr. Johnson holds a B.Sc. in electronic engineering from De Montfort University, England.

Svend-Olav Carlsen has served as our Vice President and Chief Financial Officer since June 2004. Prior to joining us, from October 2000 to June 2004, Mr. Carlsen served as vice president, finance and corporate controller and chief financial officer of Transmeta Corporation, a semiconductor company. From April 1996 to October 2000, Mr. Carlsen served in various roles in the finance organization, most recently as corporate assistant controller, director of tax and international finance of S3 Incorporated and Diamond Multimedia, Inc. which was acquired by S3 Incorporated in 1999. Mr. Carlsen is a CPA (state of Illinois) and holds an undergraduate degree and an M.B.A. (Diplom) from LMU, University of Munich, Germany.

Sanjeev Kumar has served as our Chief Operating Officer since June 2003. Prior to that, Mr. Kumar served as our vice president of firmware engineering beginning in June 1999, when he joined us as a founder. Prior to joining us, from April 1997 to July 1999, Mr. Kumar served as director of software engineering of National Semiconductor Corporation. From April 1994 to April 1997, Mr. Kumar served as a software engineering manager of Digital Equipment Corp. (now part of Hewlett Packard), a computer and electronics company. Mr. Kumar holds a Masters in electrical engineering from Tulane University and a B.Sc. in electrical engineering from the Indian Institute of Technology, Kanpur, India.

Michael J. Maia has served in several roles since July 1999 when he joined us as a founder, most recently as Vice President of Sales and Marketing. Prior to joining us, from August 1996 to July 1999, Mr. Maia served as senior director of marketing for the information appliances group of National Semiconductor Corporation. From March 1994 to July 1996, Mr. Maia served as vice president of marketing at Cirrus Logic, Inc., a semiconductor company. Mr. Maia holds a B.S. in marketing from San Francisco State University and an M.B.A. from St. Mary’s College.

Richard G. Miller has served as our Vice President and Chief Technology Officer since June 2004. Prior to joining us, from September 2002 to June 2004, Mr. Miller served as an architecture and strategy consultant for various technology companies. From April 2002 to August 2002, Mr. Miller served as vice president, DVD Division of Genesis Microchip Inc., a semiconductor company. From January 1995 to April 2002, Mr. Miller served as chief executive officer and was the founder of VM Labs, Inc., a semiconductor company. From February 1989 to December 1994, Mr. Miller served as vice president, technology at Atari Corp. Mr. Miller holds a B.Sc. in theoretical physics from Queen Mary College, University of London.

Scott W. Tandy has served as our Vice President of Strategic Marketing since February 2004. Prior to joining us, from August 2002 to February 2004, Mr. Tandy served as vice president of sales and marketing of Digital 5, Inc., a consumer electronics middleware company. From May 2002 to August 2002, Mr. Tandy consulted with the venture capital community and investigated new markets. From January 2001 to May 2002, Mr. Tandy served as director of marketing of AON Networks, Inc., a networking software company. From August 2000 to January 2001, Mr. Tandy consulted with Skymoon Ventures, a venture capital firm. From October 1999 to August 2000, Mr. Tandy served as vice president of marketing for the web connected internet appliances group of SonicBlue Incorporated. From January 1999 to October 1999, Mr. Tandy served as Business Unit Program Manager of S3 Incorporated. Prior to January 1999, Mr. Tandy held various marketing positions at S3 Incorporated, including director of marketing and director of strategic marketing. Mr. Tandy holds a B.Sc. in electrical engineering from Clarkson University.

Richard L. Sanquini has served as our Chairman since November 2002 and as Acting Chief Executive Officer from December 2002 to April 2003. Mr. Sanquini retired from National Semiconductor as senior vice president in January 2000. Mr. Sanquini had been with National Semiconductor since 1980, except for between March 1989 and December 1989, when he served as president and chief executive officer of Information Storage Devices, a semiconductor company. He is presently a semiconductor industry consultant and serves on the boards of Synaptics, Inc., ZiLOG, Inc., and a number of private companies. Mr. Sanquini holds a B.Sc. in electrical engineering from the Milwaukee School of Engineering, Wisconsin.

Henry T. DeNero has served as one of our directors since February 2005. Mr. DeNero has been an independent management consultant since September 2000. From January 1999 to August 2000 he was chairman and chief executive officer of HomeSpace, Inc., a privately held mortgage and real estate services provider. Prior to that, he was executive vice president of First Data Corporation, an electronic commerce and payment services company, and vice chairman and chief financial officer of Dayton Hudson Corporation (now Target Corporation). Earlier in his career, Mr. DeNero spent 19 years at McKinsey & Company, most recently as a senior partner. Mr. DeNero currently serves as a director of Banta Corporation, Digital Insight Corporation, THQ Inc., Vignette Corporation and Western Digital Corporation. Mr. DeNero holds a B.A. in Psychology from Amherst College and an M.B.A. from the Stanford Graduate School of Business.

T. Raj Singh has served as one of our directors since May 2002. Since January 2001, Mr. Singh has been a partner of the venture capital arm of Investcorp International Inc., an investment firm. From November 1995 to January 2001, Mr. Singh served as a principal of Booz, Allen & Hamilton, a consulting firm. From July 1986 to November 1995, Mr. Singh served in various positions at IBM, most recently as a consultant. Mr. Singh holds a B.Sc. in computer science from Imperial College in London, England and an M.B.A. from INSEAD in Fontainebleau, France.

Shahan D. Soghikian has served as one of our directors since March 2004. Since January 1992, Mr. Soghikian has been a partner with JPMorgan Partners, the private equity investment arm of J.P. Morgan

Chase. Prior to joining JPMorgan Partners in 1990, Mr. Soghikian served as a member of the mergers and acquisitions groups of Bankers Trust and Prudential Securities, Inc., financial services companies. Mr. Soghikian holds a B.A. in biology from Pitzer College and an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles.

James L. Whims has served as one of our directors since February 2002. Mr. Whims has been a managing partner of TechFund Capital, TFC II and TF Capital Europe, information technology investment firms, since August 1998. Mr. Whims serves on the boards of THQ, Inc. and a number of private companies. Mr. Whims holds a B.A. from Northwestern University and an M.B.A. from the University of Arizona.

Board of Directors

Our bylaws currently provide for a board of directors consisting of not less than five nor more than nine members. We currently have six directors. There are no family relationships among any of our directors or executive officers.

Corporate Governance

We believe our corporate governance initiatives comply with the rules of The NASDAQ National Market. Our board continues to evaluate, and improves upon as appropriate, our corporate governance principles and policies.

Our board and audit committee have also adopted a code of business conduct and ethics that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	equal employment and working conditions;

•	health and safety;

•	record keeping;

•	confidentiality;

•	protection and proper use of company assets; and

•	payments to government personnel.

The code of business conduct and ethics is posted on our website. We have whistleblower procedures which provide formal procedures for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.

Board Committees

Our board of directors has appointed an audit committee, a compensation committee, and a nominating and corporate governance committee. The board of directors has determined that each director who serves on these committees is “independent,” as that term is defined by applicable listing standards of The NASDAQ Stock Market and rules of the Securities and Exchange Commission, except that Mr. Sanquini is not independent under the applicable listing standards of The NASDAQ Stock Market. However, under those standards Mr. Sanquini may remain on the Compensation Committee for up to one year from the date of our initial public offering. The board of directors has adopted written charters for each of these committees. Copies of these charters are available on our website.

Audit Committee

Our audit committee’s primary functions are to assist the board of directors in its oversight of the integrity of our financial statements and other financial information, our compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent registered public accounting firm, and our risk management, cash management, auditing, accounting and financial reporting processes in general. Other specific duties and responsibilities of the audit committee are to appoint, compensate, evaluate and, when appropriate, replace our independent registered public accounting firm; review and pre-approve audit and permissible non-audit services; review the scope of the annual audit; monitor the independent registered public accounting firm’s relationship with us; and meet with the independent registered public accounting firm and management to discuss and review our financial statements, internal controls, and accounting and financial reporting processes. The current members of our audit committee are Henry T. DeNero, Shahan D. Soghikian and T. Raj Singh. Mr. DeNero is the chairman of the audit committee and both Messrs. DeNero and Soghikian have been deemed financial experts by our board of directors.

Compensation Committee

Our compensation committee’s primary functions are to assist the board of directors in its oversight and determination of executive compensation, set and administer the policies governing annual compensation of executive officers, evaluate such officers’ performance and establish and approve such officers’ compensation, including bonuses. The compensation committee administers our 2004 stock incentive plan, and a subcommittee, consisting of Mr. Singh and Mr. Whims, has been formed for the purpose of granting options to individuals who are subject to Section 16 of the Securities Exchange Act of 1934 and whose compensation is covered by Section 162(m) of the Internal Revenue Code. The compensation committee expects, pursuant to its charter, to periodically review the approach to executive compensation and make changes as competitive conditions and other circumstances warrant, while seeking to ensure our compensation philosophy is consistent with our best interests and is properly implemented. The current members of the compensation committee are James L. Whims, Richard L. Sanquini and T. Raj Singh. Mr. Whims is the chairman of the compensation committee.

As allowed under its charter, the compensation committee has delegated to Mr. Johnson, our chief executive officer and a member of our board of directors, the authority to grant options to individuals who are not subject to Section 16 of the Securities Exchange Act of 1934 or whose compensation is not covered by Section 162(m) of the Internal Revenue Code. The guidelines provide that Mr. Johnson may not grant more than 30,000 options and/or up to 10,000 restricted shares to any individual on an annual basis, however, he has the discretionary authority to deviate from these guidelines by up to 20%.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee’s primary functions are to seek, evaluate and select nominees for election to our board of directors and to oversee matters of corporate governance. Other specific duties and responsibilities of the nominating and corporate governance committee are to make recommendations regarding the size of the board of directors, review on an annual basis the functioning and effectiveness of the board of directors, and consider and make recommendations on matters related to the practices, policies and procedures of the board of directors. The current members of the nominating and corporate governance committee are T. Raj Singh, Shahan D. Soghikian and James L. Whims. Mr. Singh is the chairman of the nominating and corporate governance committee.

Director Compensation

Stock Option Grants and Restricted Stock Awards

Each outside director who is initially elected to our board of directors on or after July 22, 2005, and who was not previously one of our employees, shall be granted as of the date of his or her election an option to purchase 27,916 shares of our common stock and an award of 4,583 restricted shares of our common stock, such options and restricted stock awards to be granted under and according to the terms of our 2004 stock incentive plan. The shares underlying the option and the restricted shares shall each vest in accordance with our 2004 stock incentive plan.

Furthermore, commencing with the 2006 annual stockholders’ meeting, each outside director who has served on our board of directors for at least six months and is re-elected at such annual meeting shall be granted an option to purchase 8,375 shares of our common stock and an award of 1,375 restricted shares of our common stock, such options and restricted stock awards to be granted under and according to the terms of our 2004 stock incentive plan. The shares underlying the option and the restricted shares each vest in accordance with our 2004 stock incentive plan; provided, however, that such option or restricted stock award shall become exercisable in full immediately prior to the next regular annual meeting of our stockholders following the date of grant in the event such meeting occurs prior to the first anniversary date of the prior year’s annual stockholders’ meeting.

In lieu of stock option grants that were to be issued to each of our outside directors elected at the 2005 annual meeting of stockholders and were previously suspended by our board of directors, our board of directors, upon the approval and recommendation of the subcommittee of the compensation committee, approved a grant to each outside director of an option to purchase 8,375 shares of our common stock and an award of 1,375 restricted shares of our common stock, and these options and restricted stock awards were granted under and according to the terms of our 2004 stock incentive plan. The shares underlying the option and the restricted shares shall each vest in accordance with our 2004 stock incentive plan.

Cash Compensation

In lieu of meeting fees for board and committee service, we pay our directors an annual retainer for performance of such services as set forth on the following table, effective as of June 11, 2005:

Description of Service	Retainer Amount
General Board service	$20,000
Chairman of the Board of Directors	25,000	*
Chairman of the Audit Committee	40,000	*
Chairman of each of the Compensation Committee and the Nominating and Corporate Governance Committee	5,000	*
Members of the Audit Committee	5,000	*
Members of each of the Compensation Committee and the Nominating and Corporate Governance Committee	2,500	*

*	Amount is in addition to annual retainer for general board service.

Other Arrangements

In January 2004, Richard Sanquini was issued an option to purchase 133,333 shares with an exercise price of $0.45 per share in connection with his services to us as our Acting Chief Executive Officer for the period from December 2002 to April 2003. At the time of grant, 100,000 of the shares subject to the option were fully vested and the remainder were fully vested in July 2004. In April 2003, we entered into a consulting arrangement with Mr. Sanquini, pursuant to which he provided management consulting services for consideration in the amount of $5,000 per month, receiving a total of $35,000 in each of 2003 and 2004. Mr. Sanquini no longer provides management services to us and accordingly we do not have any arrangements to compensate Mr. Sanquini for any services other than as a director as described above. In 2001, we negotiated and later amended in 2002 a consulting arrangement with Thomas Spiegel. In 2002, Mr. Spiegel became a member of our board of directors. In 2004, the consulting agreement, as amended, was terminated and we paid Mr. Spiegel approximately $1,600,000, representing payment in full of all remaining amounts owed under this agreement. In July 2005, Mr. Spiegel resigned from our board of directors.

Compensation Committee Interlocks and Insider Participation

During 2004, Messrs. Whims, Sanquini and Singh served as members of our compensation committee. Mr. Sanquini served as our acting chief executive officer for the period from December 2002 to April 2003. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation for services rendered in all capacities to us for the two fiscal years ended December 31, 2004 for our Chief Executive Officer and the four other most highly compensated executive officers as of December 31, 2004 whose total annual salary and bonus for 2004 exceeded $100,000, whom we refer to in this prospectus as the “named executive officers.”

		Annual Compensation		Long-Term Compensation
Name and Position(s)	Year	Salary	Bonus	Shares Underlying Options
Gary Johnson(1) President and Chief Executive Officer	2004 2003	$300,000 219,231	$285,400 210,960	126,797 1,028,768
Sanjeev Kumar Chief Operating Officer	2004 2003	189,716 166,294	170,540 142,688	— 163,333
Michael J. Maia Vice President of Sales and Marketing	2004 2003	171,990 172,946	68,480 60,197	6,666 —
Scott W. Tandy(2) Vice President of Strategic Marketing	2004 2003	126,923 —	60,198 —	84,000 —
Svend-Olav Carlsen(3) Vice President and Chief Financial Officer	2004 2003	105,962 —	64,911 —	179,166 —

(1)	Gary Johnson became President and Chief Executive Officer in April 2003. During 2004 Mr. Johnson earned a cash and in-kind bonus payment of $135,400. In addition, Mr. Johnson was awarded a bonus for the period from January 1, 2004 through June 30, 2004, consisting of a cash award of $150,000 and an additional bonus in the form of an immediately exercisable warrant to purchase up to 41,067 shares of our common stock at an exercise price of $4.50 per share. The warrant is included in the shares underlying options column and is not included in the bonus column.

(2)	Scott Tandy became our Vice President of Strategic Marketing in February 2004. Mr. Tandy’s salary for 2004 on an annualized basis was $150,000.

(3)	Svend-Olav Carlsen became our Vice President and Chief Financial Officer in June 2004. Mr. Carlsen’s salary for 2004 on an annualized basis was $190,000.

In May 2005, our compensation committee established annual salaries effective as of April 1, 2005 for our executive officers as follows: Gary Johnson, $325,000; Sanjeev Kumar, $278,000; Michael J. Maia, $212,000; Svend-Olav Carlsen, $210,000; Richard Miller, $210,000; and Scott W. Tandy, $200,000. Our compensation committee also established target bonuses for each executive officer under our 2005 bonus plan, calculated as a percentage of annual salary, as follows: Gary Johnson, 67%; Sanjeev Kumar, 50%; Michael J. Maia, 50%; Svend-Olav Carlsen, 50%; Richard Miller, 50%; and Scott W. Tandy, 40%. Mr. Kumar will be entitled to an additional bonus of $20,000 upon the achievement of an additional revenue target.

Grant of Stock Options

The following table sets forth information on grants of options to purchase shares of our common stock in 2004 to the named executive officers. The percentage of total options granted is based on an aggregate of options and warrants to purchase 1,190,289 shares of common stock granted in 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2004	Exercise Price Per Share(1)	Expiration Date(2)	5%	10%
Gary Johnson(4)	85,730	7.2%	$0.45	5/19/14	$2,335,382	$3,741,564
Sanjeev Kumar	—	—	—	—	—	—
Michael J. Maia	6,666	0.6	2.40	6/9/14	168,591	277,929
Scott W. Tandy	84,000	7.1	0.45	3/3/14	2,288,255	3,666,061
Svend-Olav Carlsen	179,166	15.1	2.40	6/9/14	4,531,311	7,470,072

(1)	The exercise price for each grant is equal to 100% of the fair market value of our common stock on the date of grant, as determined by our board of directors.

(2)	The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(3)	Potential realizable values are calculated by:

•	multiplying the number of shares of our common stock subject to a given option by $17.00 per share, which was the price we offered our common stock to the public in our initial public offering effected in November 2004;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

(4)	Excludes a warrant to purchase 41,067 shares of common stock granted to Mr. Johnson at an exercise price of $4.50 per share, which expires on November 17, 2014. The potential realizable value at the 5% and 10% rates would be $952,390 and $1,625,990, respectively.

The following table presents information regarding options and restricted stock awards granted to executive officers by approval of a subcommittee of the compensation committee in May 2005. The exercise price of shares underlying options was equal to $16.68, the closing price of our common stock as reported on The NASDAQ National Market on May 3, 2005. Except as noted, the options vest as to 1/48th of the shares monthly over four years, and the restricted stock vests as to 20% of the shares on each of the first five anniversaries of the date of grant.

Name of Executive Officer	Shares Underlying Options		Shares of Restricted Stock
Gary Johnson	67,000		11,000
Gary Johnson	85,731	*	—
Svend-Olav Carlsen	12,435		2,042
Sanjeev Kumar	167,500		27,500
Sanjeev Kumar	—		16,667	**
Michael J. Maia	73,700		12,100
Richard G. Miller	10,492		1,723
Scott W. Tandy	7,229		1,187

*	Immediately exercisable on the date of grant.
**	Vests in full on May 3, 2008 (third anniversary of the date of grant).

Aggregated Option Exercises in 2004 and Year-End Option Values

The following table sets forth, with respect to the named executive officers, the number of shares acquired and the value realized upon exercise of stock options during 2004 and the exercisable and unexercisable options held by them as of December 31, 2004.

	Shares Acquired on Exercise	Value Realized(1)	Number of Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at December 31, 2004(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gary Johnson(3)	278,574	$4,610,400	235,809	600,115	$5,713,652	$14,540,786
Sanjeev Kumar	411,775	6,814,876	117,762	37,111	2,846,104	899,200
Michael J. Maia	163,431	2,704,783	1,610	5,833	20,184	129,959
Scott W. Tandy	—	—	—	84,000	—	2,035,320
Svend-Olav Carlsen	—	—	—	179,166	—	3,991,818

(1)	Represents an amount equal to the difference between the initial public offering price of $17.00 per share and the option exercise price multiplied by the number of shares acquired on exercise.
(2)	Calculated on the basis of the fair market value of the underlying securities at December 31, 2004 ($24.68 per share) minus the exercise price multiplied by the number of options.
(3)	The number and value of options exercisable exclude a warrant to purchase 41,067 shares, which was immediately exercisable at the date of grant. The value of the warrant based on the fair market value of the underlying securities at December 31, 2004 ($24.68) was $828,732.

Employee Benefit Plans

2004 Stock Incentive Plan

General.    Our 2004 stock incentive plan became effective in November 2004 upon the completion of our initial public offering, and was amended and restated by the board of directors on July 22, 2005.

Administration.    The 2004 stock incentive plan is administered by our compensation committee. The 2004 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

The board of directors may amend or modify the 2004 stock incentive plan at any time, with stockholder approval, if required or desirable.

Authorized Shares.    As of September 30, 2005, 2,492,083 shares of common stock have been authorized for issuance under the 2004 stock incentive plan. In addition, any shares subject to outstanding options under our previous 1999 stock option plan, which plan terminated upon completion of our initial public offering, that expire unexercised or any unvested shares that are forfeited will be available for issuance under our 2004 stock incentive plan. No participant in the 2004 stock incentive plan can receive option grants, stock appreciation rights, restricted stock or stock units for more than 3,333,333 shares total in any calendar year. The number of shares reserved for issuance under the 2004 stock incentive plan will be increased on the first day of each of our fiscal years from 2005 through 2014 by the lesser of:

•	2,333,333 shares;

•	5% of our outstanding common stock on the last day of the immediately preceding fiscal year through 2009 and 3% of our outstanding common stock on the last day of the immediately preceding fiscal year for 2010 through 2014; or

•	the number of shares determined by our board of directors.

Plan Features.    Under the 2004 stock incentive plan:

•	Options generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter.

•	Each outside director who is initially elected to our board of directors on or after July 22, 2005, and who was not previously one of our employees, shall be granted as of the date of his or her election an option to purchase 27,916 shares of our common stock and an award of 4,583 restricted shares of our common stock. Furthermore, commencing with the 2006 annual stockholders’ meeting, each outside director who has served on our board of directors for at least six months and is re-elected at such annual meeting shall be granted an option to purchase 8,375 shares of our common stock and an award of 1,375 restricted shares of our common stock.

•	Generally, if we undergo a change in control, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity. Stock options automatically granted to outside directors fully vest if we undergo a change of control.

•	The plan terminates 10 years after its initial adoption, unless terminated earlier by our board. Our board may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

The number of shares or other benefits granted under the 2004 stock incentive plan may be subject to the attainment of performance goals.

2004 Employee Stock Purchase Plan

General.    Our 2004 employee stock purchase plan became effective in November 2004 upon completion of our initial public offering. As of September 30, 2005, a total of 564,249 shares of common stock have been authorized for issuance under our 2004 employee stock purchase plan. The number of shares authorized for issuance under the employee stock purchase plan will be increased on the first day of each of our fiscal years from 2005 through 2014 by the lesser of:

•	400,000 shares;

•	1% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

•	the number of shares determined by our board.

Administration.    Our 2004 employee stock purchase plan, which is intended to qualify shares sold for the benefits provided under Section 423 of the Internal Revenue Code, is administered by the compensation committee of our board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, and employees of our subsidiaries which are designated by our board, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is 833 shares.

Offering and Purchase Periods.    The 2004 employee stock purchase plan is implemented by a series of overlapping periods of 12 months’ duration, with new offering periods, other than the first offering period, beginning in May and November of each year except as otherwise determined by our board of directors. Purchase periods for our 2004 employee stock purchase plan will each have a duration of six months, unless otherwise determined by our board of directors. During each purchase period, payroll deductions will accumulate, without interest. On the last day of each purchase period, accumulated payroll deductions will be used to purchase common stock. The initial offering period began on the date of our initial public offering in

November 2004 and ends in November 2005. The initial purchase period began on the date of our initial public offering in November 2004 and ended in May 2005.

The purchase price will be equal to 85% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the purchase period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2004 employee stock purchase plan ends automatically on termination of employment with us. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2004 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

The 2004 employee stock purchase plan may be amended or terminated by our board at any time.

2005 Bonus Plan

General.    Under the 2005 bonus plan, the bonuses for our executive officers and certain other officers will be based on our achievement of certain financial performance objectives and achievement of certain non-financial individual performance objectives. The bonuses are expected to be paid in 2006 after an evaluation of the achievement of the objectives by the compensation committee, and are calculated as a percentage of annual salary for each executive officer as follows: Gary Johnson, 67%; Sanjeev Kumar, 50%; Svend-Olav Carlsen, 50%; Richard Miller, 50%; Michael J. Maia, 50%; and Scott W. Tandy, 40%. Mr. Kumar will be entitled to an additional bonus of $20,000 upon the achievement of an additional revenue target.

Target Bonus Calculation.    Specifically, under the 2005 bonus plan, each executive officer will be entitled to a target bonus equal to: (a) the percentage of his base salary as set forth above (“the initial bonus amount”), upon achievement of company revenue and EBITDA targets; (b) 120% of his initial bonus amount upon achievement of specified higher company revenue and EBITDA targets; or (c) 140% of his initial bonus amount upon achievement of specified additional higher company revenue and EBITDA targets; provided, however, that the maximum bonus pool for employees and executive officers under the 2005 bonus plan will be approximately 7% of EBITDA and provided further that, in order to be eligible for a bonus in each case, both the specified revenue and EBITDA targets for our company must be met, after which the exact amount of the bonus will also depend upon achieving or exceeding non-financial individual performance objectives.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Under our 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. We currently do not make matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

Employment Agreements and Change in Control Arrangements

On March 14, 2003, Mr. Johnson entered into an offer letter with us to serve as our President and Chief Executive Officer. Under the terms of the offer letter, Mr. Johnson is entitled to receive an annual salary of $300,000 subject to annual review by our board of directors and subject to certain conditions related to our performance and financial situation. In connection with this agreement, we granted Mr. Johnson an option to purchase 1,028,768 shares of common stock at an exercise price of $0.45 per share. This option vests monthly over four years. Mr. Johnson is also eligible to receive an option to purchase an additional 85,730 shares annually up to four years based on our performance and if we exceed our business objectives for each calendar year. These options, if granted, would vest immediately and would have an exercise price equal to the then fair market value per share of our common stock. The offer letter further provides that Mr. Johnson’s employment relationship with us may be terminated at any time by Mr. Johnson or us. If we terminate Mr. Johnson’s employment without cause, Mr. Johnson is entitled to receive monthly payments after his termination equal to 12 months base salary. The offer letter also provides that upon a change of control, Mr. Johnson’s options will vest immediately and he will be eligible for our management retention plan. Our management retention plan provides that if net proceeds, as defined in the stock option grant, from a change in control are greater than $43.3 million, then Mr. Johnson will be eligible to receive the greater of (a) one-third interest in the management retention plan’s bonus pool or (b) the value of Mr. Johnson’s vested options. Mr. Johnson is also entitled to a bonus for the period from January 1, 2004 through June 30, 2004 due to the achievement of specified performance criteria. The bonus consisted of a cash award of $150,000, which has been paid, and an additional bonus amount payable upon the closing of an acquisition of us or our initial public offering. In connection with the closing of our initial public offering, this additional bonus amount was paid in the form of a warrant to purchase up to 41,067 shares of our common stock at an exercise price of $4.50 per share.

On January 13, 2003, Mr. Kumar entered into a letter agreement with us to receive a special bonus of $60,000 paid in 12 monthly installments and an option to purchase 163,333 shares of common stock at an exercise price of $0.45. This option vested as to 63,000 shares on December 19, 2003 and the remaining 100,333 shares on December 19, 2004.

We also have offer letters with Svend-Olav Carlsen, our Vice President and Chief Financial Officer, Michael J. Maia, our Vice President of Sales and Marketing, and Scott W. Tandy, our Vice President of Strategic Marketing. Under the terms of Mr. Carlsen’s offer letter, he is entitled to receive an annual salary of $190,000. We also granted Mr. Carlsen an option to purchase 179,166 shares of common stock at an exercise price of $2.40. This option vests as to 25% after one year and monthly thereafter. The stock options granted to Mr. Carlsen will immediately vest as to 50% of the then outstanding unvested shares in the event of a change of control. Under the terms of Mr. Maia’s offer letter, he is entitled to receive an annual salary of $174,996. We also granted to Mr. Maia 592 shares of common stock at a price of $0.0225 and an option to purchase 555 shares of common stock at an exercise price of $2.25. This option vests as to 25% after one year and monthly thereafter. Mr. Maia also received an option to purchase 222 shares of common stock at an exercise price of $450.00. This option vests as to 25% after one year and monthly thereafter. Under the terms of Mr. Tandy’s offer letter, he is entitled to receive an annual salary of $150,000. We also granted Mr. Tandy an option to purchase 84,000 shares of common stock at an exercise price of $0.45. This option vests as to 25% after one year and monthly thereafter.

Indemnification Agreements and Director and Officer Insurance

We have entered into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also intend to obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading “Description of Capital Stock—Limitation of Liability and Indemnification Matters.”

RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements, which are described in “Management,” and the transactions described below, since January 1, 2002 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeded or will exceed $60,000; and

•	in which any director, executive officer, holder of 5% or more of our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

Transactions with Management and 5% Stockholders

Between January 1, 2002 and September 30, 2005, we issued and sold the securities listed below in connection with private financings:

•	December 12, 2001 to May 28, 2002: 28,675,989 shares of series D preferred stock at a price of $1.515 per share to 48 accredited investors, of which 19,994,397 shares were converted into 19,994,397 shares of series E preferred stock on March 5, 2004; and

•	May 10, 2002: 24,555 shares of series C-1 preferred stock at a price of $531.00 per share to 13 accredited investors.

Upon completion of our initial public offering, each share of preferred stock was converted into 0.3333 shares of common stock, except that each share of series C-1 preferred stock was converted into 116.8317 shares of common stock.

The table below summarizes purchases, in excess of $60,000, of shares of our capital stock by our directors since January 1, 2002:

	Shares of Preferred Stock
Name	Series C-1	Series D	Series E
T. Raj Singh(1)	—	—	4,983,764
Shahan D. Soghikian(2)	10,063	3,527,047	1,993,503
James L. Whims(3)	1,129	396,039	—

(1)	Represents 4,983,764 shares held by Investcorp/212 Ventures Technology Fund I, L.P.

(2)	Represents 4,392,275 shares held by J.P. Morgan Partners (BHCA), L.P., 38,978 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P., 349,762 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P., 93,940 shares held by J.P. Morgan Partners Global Investors A, L.P. and 689,114 shares held by J.P. Morgan Partners Global Investors, L.P.

(3)	Includes 342,487 shares held by TechFund Capital II, L.P., 69,139 shares held by TechFund Capital Mgt II, LLC and 1,620 shares held by Techfarm II, L.P.

Since January 1, 2002, Thomas Spiegel, a former director, or certain affiliates of Mr. Spiegel, purchased 2,660 shares of our series B-1 preferred stock, 2,382 shares of our series C-1 preferred stock, 1,056,105 shares of our series D preferred stock and 1,977,393 shares of our series E preferred stock. The series B-1 preferred stock was issued and sold at a price of $601.50 per share on May 10, 2002 and each share was converted into 132.3432 shares of common stock upon completion of our initial public offering in November 2004. Mr. Spiegel resigned from our board of directors in July 2005.

In February 2001, we entered into a consulting agreement with Mr. Spiegel pursuant to which Mr. Spiegel provided us with consulting services in areas pertaining to general business strategy, business development, financings, mergers and acquisitions and strategic alliances and organizational development. Mr. Spiegel became one of our directors in January 2002. Pursuant to this consulting agreement, Mr. Spiegel received an option to purchase 444 shares of our common stock at an exercise price of $675.00 per share, options to purchase 234,869 shares of our common stock at an exercise price of $0.45 per share, and a warrant to purchase 1,333 shares of our series C preferred stock at an exercise price of $531.00 per share. In addition, under this agreement, Mr. Spiegel was entitled to receive $200,000 per month for seven months. In November 2002, this agreement was amended. Under the amended agreement, Mr. Spiegel was entitled to receive $394,000 on each of January 29, 2005, February 27, 2005, March 28, 2005 and April 29, 2005 in lieu of $200,000 per month. In July 2004, the consulting agreement, as amended, was terminated and we paid Mr. Spiegel approximately $1.6 million, representing payment in full of all remaining amounts owed under this agreement. Mr. Spiegel resigned from our board of directors in July 2005.

In April 2003, we entered into a consulting arrangement with one of our directors, Richard Sanquini. Pursuant to this arrangement, Mr. Sanquini provided management consulting services and received consideration in the amount of $5,000 per month. He received a total of $35,000 in each of 2003 and 2004. Mr. Sanquini no longer provides management services to us and accordingly we do not have any arrangements to compensate Mr. Sanquini for any services other than as a director.

We utilize LSI Logic, formerly a beneficial holder of 5% or more of our common stock, as a third party service provider. We engage LSI Logic to implement certain aspects of the design of our semiconductors and manage the manufacture, test, packaging, warehousing and shipping of our semiconductors. We purchased inventory and services of $11.4 million and $8.5 million from LSI Logic in 2003 and the nine months ended September 30, 2004, respectively. LSI Logic acquired 3,766 shares of our series C-1 preferred stock on December 12, 2001 and 1,320,132 shares of our series D preferred stock on May 10, 2002 for an aggregate cash consideration of approximately $4.0 million. Following the completion of our initial public offering in November 2004, LSI Logic was no longer a beneficial holder of 5% or more of our common stock.

Indebtedness of Management

In February 2001, we entered into a consulting arrangement with Mr. Spiegel and, in 2002, Mr. Spiegel became a member of our board of directors. In 2002, we issued 1,056,105 shares of series D preferred stock at $1.515 per share to Mr. Spiegel in exchange for a non-recourse promissory note of $1,600,000. Of this amount, $120,000 was paid immediately and the remaining $1,480,000 was due in four equal installments on January 31, 2005, February 28, 2005, March 31, 2005 and April 30, 2005. Interest on the promissory note was payable on April 30, 2005 and accrued at the rate of 2.03% per year. Also in 2002, the consulting agreement was amended to (1) extend the consulting term to coincide with the final payment date under the promissory note; (2) provide Mr. Spiegel with the right to offset any payments due under the consulting agreement with payments due to us under the promissory note; and (3) establish payment terms under the consulting agreement equal to $394,000 on each of January 29, 2005, February 27, 2005, March 28, 2005 and April 29, 2005. Mr. Spiegel had the right to cancel the consulting agreement, in which case he would not be required to repay the promissory note. However, he would then forfeit the stock and consulting fees. In July 2004, we paid $1,568,000 in cash to Mr. Spiegel for all consulting fees and, on the same day, he repaid in cash the outstanding balance of the promissory note, including interest, totaling $1,557,000. Mr. Spiegel resigned from our board of directors in July 2005.

Registration Rights

We have entered into an investors’ rights agreement with the purchasers of our preferred stock, which preferred stock was automatically converted into common stock upon completion of our initial public offering, including entities affiliated with J.P. Morgan Partners, a beneficial owner of more than 5% of our common stock, Sanjeev Kumar, one of our executive officers, and LSI Logic, a former beneficial owner of more than 5% of our common stock. Shahan D. Soghikian, a member of our board of directors, is a Managing Director of JPMP Capital Corp., the general partner of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P., the general partners of JPMP BHCA and the Global Fund Entities, respectively. Each of these entities is affiliated with J.P. Morgan Partners. Under this agreement, these and other stockholders are entitled to registration rights with respect to their shares of common stock issued upon the conversion of their preferred stock upon completion of our initial public offering in November 2004. This investors’ rights agreement also entitles our existing officers and directors certain piggyback registration rights, unless inclusion of their shares would diminish the number of shares in an offering allocated to us and to the other holders of registration rights under the agreement. For additional information, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements and Director and Officer Insurance

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We have obtained insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of September 30, 2005 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	the selling stockholders;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o PortalPlayer, Inc., 70 W. Plumeria Drive, San Jose, California 95134.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 23,801,237 shares of common stock outstanding on September 30, 2005. For purposes of the table below, we have assumed that 28,301,237 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days after September 30, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Number and Percentage of Shares of Common Stock Beneficially Owned Before Offering		Shares Being Sold in the Offering	Number and Percentage of Shares of Common Stock Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number of Shares	Percentage of Shares		Number of Shares	Percentage of Shares
5% Stockholders:
Entities affiliated with J.P. Morgan Partners(1)	1,415,526	5.9%
FMR Corp.(2)	2,594,900	10.9

Other Selling Stockholders:

Directors and Named Executive Officers:
Gary Johnson(3)	693,477	2.8
Sanjeev Kumar(4)	422,634	1.8
Michael J. Maia(5)	101,043	*
Scott W. Tandy(6)	11,989	*
Svend-Olav Carlsen (7)	14,440	*
Henry T. DeNero	3,000	*
Richard L. Sanquini(8)	93,502	*
T. Raj Singh(9)	1,375	*
Shahan D. Soghikian(10)	1,415,526	5.9
James L. Whims(11)	204,682	*
All directors and executive officers as a group (11 persons)(12)	2,972,905	12.1%		%

*	Represents beneficial ownership of less than 1%.

(1)	Based on a Form 4 filed with the Securities and Exchange Commission on August 25, 2005. Principal address for J.P. Morgan affiliated entities is 1221 Avenue of the Americas, New York, New York 10020. Includes 1,146,136 shares held by J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”), 6,043 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P., 106,852 shares held by J.P. Morgan Partners Global Investors, L.P., 54,232 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P., 14,566 shares held by J.P. Morgan Partners Global Investors A, L.P., and 86,322 shares held by J.P. Morgan Partners Global Investors (Selldown), L.P. (collectively, the “Global Fund Entities”). The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P. (“MF Manager”), whose general partner is JPMP Capital Corp. (“JPMPCC”), a wholly-owned subsidiary of JPMorgan Chase & Co. (“JPM Chase”), a publicly traded company. As a result, each of MF Manager, JPMPCC and JPM Chase may be deemed the beneficial owners of the shares held by JPMP BHCA, however, each disclaim such beneficial ownership except to the extent of such person’s pecuniary interest therein. The general partner of the Global Fund Entities is JPMP Global Investors, L.P. (“JPMP Global Investors”), whose general partner is JPMPCC, a wholly-owned subsidiary of JPM Chase. As a result, each of JPMP Global Investors, JPMPCC and JPM Chase may be deemed beneficial owners of the shares held by the Global Fund Entities, however, each disclaim such beneficial ownership except to the extent of such person’s pecuniary interest therein. Additionally, Jeffrey C. Walker, as president of JPMPCC, may be deemed to have beneficial ownership of the shares held by JPMP BHCA and the Global Fund Entities pursuant to policies and procedures adopted by JPMPCC. Mr. Walker has dispositive power over such shares. However, the foregoing shall not be construed as an admission that Mr. Walker is the beneficial owner of the shares held by JPMP BHCA and the Global Fund Entities. Also includes 1,375 shares of restricted stock assigned to entities affiliated with J.P. Morgan Partners by Mr. Soghikian, which vest in full on the earlier to occur of June 10, 2006 or immediately preceding the date of the 2006 annual meeting of stockholders.

(2)	Based on a Schedule 13G filed with the Securities and Exchange Commission on August 10, 2005. Principal address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts, 02109. Includes 1,219,100 shares held by Fidelity Growth Company Fund and 1,375,800 shares held by Fidelity OTC Portfolio. Edward C. Johnson III, Chairman of FMR Corp., FMR Corp. through its control of Fidelity Management & Research Company, and the funds each has sole power to dispose of the 2,594,900 shares owned by the funds.

(3)	Includes 478,016 shares subject to options that are immediately exercisable, 45,657 shares subject to options exercisable within 60 days of September 30, 2005 and 41,067 shares subject to warrants that are immediately exercisable. Also includes 11,000 shares of restricted stock, which vest as to 20% of the shares on each of the first five anniversaries of the May 3, 2005 grant date. Also includes 31,464 shares held by the Gary J. Johnson and Sarah L. Johnson, as Trustees of the Johnson Revocable Trust dated Oct 11th 1999, 31,553 shares held by Gary J. Johnson, as Trustee of the Benhall-(A) Annuity Trust dated June 9, 2004, 31,553 shares held by Sarah L. Johnson, as Trustee of the Welby-(A) Annuity Trust dated June 9, 2004, 11,167 shares held by Joel Silberman, Trustee of the Johnson Children’s Trust F/B/O Clare Johnson, and 11,167 shares held by Joel Silberman, Trustee of the Johnson Children’s Trust F/B/O Matthew Johnson.

(4)	Includes 157,412 shares subject to options that are immediately exercisable and 12,688 shares subject to options exercisable within 60 days of September 30, 2005. Also includes 13,333 shares held by Donna K. Kumar, as Trustee of the Donna K. Kumar 2004 Annuity Trust dated July 27, 2004 and 13,333 shares held by Sanjeev Kumar, as Trustee of the Sanjeev Kumar 2004 Annuity Trust dated July 27, 2004. Also includes 27,500 shares of restricted stock, which vest as to 20% of the shares on each of the first five anniversaries of the May 3, 2005 grant date, and 16,667 shares of restricted stock which vest as to 100% of the shares on May 3, 2008.

(5)	Includes 9,001 shares subject to options that are immediately exercisable and 3,348 shares subject to options exercisable within 60 days of September 30, 2005. Also includes 12,100 shares of restricted stock, which vest as to 20% of the shares on each of the first five anniversaries of the May 3, 2005 grant date.

(6)	Includes 6,602 shares subject to options that are immediately exercisable and 3,801 shares subject to options exercisable within 60 days of September 30, 2005. Also includes 1,187 shares of restricted stock, which vest as to 20% of the shares on each of the first five anniversaries of the May 3, 2005 grant date.

(7)	Includes 3,733 shares subject to options that are immediately exercisable and 7,983 shares subject to options exercisable within 60 days of September 30, 2005. Also includes 2,042 shares of restricted stock, which vest as to 20% of the shares on each of the first five anniversaries of the May 3, 2005 grant date.

(8)	Includes 33,544 shares subject to options that are immediately exercisable and 1,375 shares of restricted stock, which vest in full on the earlier to occur of June 10, 2006 or immediately preceding the date of the 2006 annual meeting of stockholders.

(9)	Consists of 1,375 shares of restricted stock assigned to Investcorp/212 Ventures Technology Fund I, L.P., which vest in full on the earlier to occur of June 10, 2006 or immediately preceding the date of the 2006 annual meeting of stockholders. Mr. Singh disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(10)	Includes 1,375 shares of restricted stock assigned to entities affiliated with J.P. Morgan Partners by Mr. Soghikian, which vest in full on the earlier to occur of June 10, 2006 or immediately preceding the date of the 2006 annual meeting of stockholders. Based on a Form 4 filed with the Securities and Exchange Commission on August 25, 2005, also includes 1,146,136 shares held by J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”), 6,043 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P., 106,852 shares held by J.P. Morgan Partners Global Investors, L.P., 54,232 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P., 14,566 shares held by J.P. Morgan Partners Global Investors A, L.P. and 86,322 shares held by J.P. Morgan Partners Global Investors (Selldown), L.P. (collectively, the “Global Fund Entities”). The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P. (“MF Manager”), whose general partner is JPMP Capital Corp. (“JPMPCC”), a wholly-owned subsidiary of JPMorgan Chase & Co. (“JPM Chase”), a publicly traded company. The general partner of the Global Fund Entities is JPMP Global Investors, L.P. (“JPMP Global Investors”), whose general partner is JPMPCC. Mr. Soghikian is a Managing Director of JPMPCC. As a result, Mr. Soghikian may be deemed a beneficial owner of the shares held by JPMP BHCA and the Global Fund Entities, however, Mr. Soghikian disclaims such beneficial ownership except to the extent of his pecuniary interest therein, which is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of JPMP BHCA and the Global Fund Entities and the vesting of interests therein.

(11)	Includes 1,375 shares of restricted stock, which vest in full on the earlier to occur of June 10, 2006 or immediately preceding the date of the 2006 annual meeting of stockholders. Based on a Form 4 filed with the Securities and Exchange Commission on August 31, 2005, also includes 109,938 shares held by TechFund Capital II, L.P., 45,834 shares held by TechFund Capital Mgt II, LLC and 1,620 shares held by Techfarm II, L.P. Mr. Whims is a managing partner of TechFund Capital and disclaims beneficial ownership of the shares held by TechFund Capital II, L.P., TechFund Capital Mgt II, LLC and Techfarm II, L.P. except to the extent of his pecuniary interest therein.

(12)	Includes 689,182 shares subject to options that are immediately exercisable, 81,379 shares subject to options exercisable within 60 days of September 30, 2005, and 41,067 shares subject to warrants that are immediately exercisable. Also includes 77,719 shares of restricted stock, which vest over the periods described in notes (3) to (11) above.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001 per share.

As of September 30, 2005, there were 23,801,237 shares of common stock outstanding held by 284 stockholders of record. The shares of common stock to be outstanding after this offering, including the shares of common stock to be sold in this offering, will be fully paid and nonassessable.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. The affirmative vote of a majority of the shares present in person or represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

No Preemptive, Conversion or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering, will be fully paid and nonassessable.

Preferred Stock

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of September 30, 2005, we had outstanding warrants to purchase a total of 41,542 shares of common stock as follows:

•	41,067 shares of common stock at an exercise price of $4.50 per share.

•	475 shares of common stock at an exercise price of $22.50 per share.

Registration Rights

Certain holders of                      shares of common stock have the right to cause us to register these shares under the Securities Act based on:

•	Demand registration rights. One or more holders of 10% or more of the common stock issued upon conversion of our preferred stock in connection with our initial public offering in November 2004 may request that we register their shares if the anticipated aggregate offering price is at least $5,000,000.

•	Piggyback registration rights. The holders of registrable securities may request to have their shares registered any time we file a registration statement to register any of our securities for our own account or for the account of other stockholders subject to a pro rata cutback to a minimum of 25% of any offering. In addition, our existing officers and directors have certain piggyback registration rights unless inclusion of their shares would diminish the number of shares in an offering allocated to us and to the other holders of registration rights under the agreement.

•	S-3 registration rights. The holders of registrable securities have the right to request registrations on Form S-3 if we are eligible to use Form S-3 and have not already registered shares twice on an S-3 registration statement within the 12 months preceding the request and if the anticipated aggregate offering price is at least $2,500,000.

Registration of shares of common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts and commissions, related to any registration. These registration rights terminate in November 2009, five years after our initial public offering.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors is required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors is expressly authorized to adopt, amend or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	our board of directors is authorized to issue preferred stock without stockholder approval; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. In addition, we have and intend to maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

NASDAQ National Market Listing Symbol

Our common stock is listed on The NASDAQ National Market under the symbol “PLAY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS

This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a beneficial owner of common stock other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or a trust that existed on August 20, 1996, was treated as a U.S. person on August 19, 1996, and elected to be treated as a U.S. person.

If a partnership holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the acquisition, ownership, and disposition of our common stock.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. income tax laws, including a former U.S. citizen or resident.

This summary does not discuss any aspect of state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended, and should not be construed, as tax advice.

We urge prospective non-U.S. investors to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations with respect to acquiring, holding and disposing of shares of our common stock.

Dividends

In general, any distributions we make to you with respect to your shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined under the Internal Revenue Code of 1986, as amended. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our common stock.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable income tax treaty, attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

If you are eligible for a reduced rate of U.S. withholding tax under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by you;

•	you are an individual, you hold your shares of our common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	our common stock constitutes a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, which is referred to as FIRPTA. Our common stock will constitute a U.S. real property interest for FIRPTA if we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes. We do not believe that we are, have been or will become a “U.S. real property holding corporation” for U.S. federal income tax purposes. Even if we were a U.S. real property holding corporation for FIRPTA, gain arising from a disposition of our common stock still would not be subject to FIRPTA tax if our common stock is considered regularly traded under applicable Treasury regulations on an established securities market, such as The NASDAQ National Market, and you do not own, actually or constructively, more than 5% of the total fair market value of our common stock at any time during the five year period ending on the date of disposition.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment maintained by you in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends or other distributions we pay to you and the tax withheld from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable income tax treaty. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons currently at a rate of 28% of the gross amount. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification (usually on an IRS

Form W-8BEN) of your status as a non-U.S. person or if you are a corporation or one of several types of entities and organizations that qualify for an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 28% of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption. If the appropriate certification is not provided, the amount of proceeds paid to you will be subject to information reporting, and may be subject to backup withholding, if you sell your shares of our common stock outside the United States through the non-U.S. office of a U.S. broker or a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States.

Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident, as specifically defined for U.S. federal estate tax purposes, of the United States at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc., Credit Suisse First Boston LLC, CIBC World Markets Corp. and Needham & Company, LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
CIBC World Markets Corp.
Needham & Company, LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by Selling Stockholders	$	$	$	$
Expenses payable by the Selling Stockholders	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus, except for grants of employee stock options pursuant to the terms of our 2004 stock incentive plan or issuances pursuant to the exercise of employee stock options outstanding on the date hereof or issuances pursuant to our 2004 employee stock purchase plan.

However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC waive, in writing, such an extension.

Our officers and directors who own shares and one of our principal stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC for a period of 90 days, and in the case of the principal stockholder 60 days, after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC waive, in writing, such an extension. A transfer of securities to a family member, trust, affiliate, partner or member of such person, or as a bona fide gift, may be made, provided the transferee agrees to be bound in writing by the above restrictions prior to the transfer. Any securities sold by such person pursuant to any currently existing written trading plan adopted pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, will not be subject to the above “lock-up” restrictions. In addition, such person may enter into at any time during the “lock-up” period a Rule 10b5-1 trading plan with respect to their PortalPlayer securities; provided, however, that no direct or indirect offers, sales, pledges, dispositions or other arrangements to transfer such securities may be effected by such person pursuant to such newly entered into Rule 10b5-1 trading plan during the “lock-up” period. Of the                  shares subject to the above restrictions,                  are subject to the 60-day “lock-up” period and                 are subject to the 90-day “lock-up” period.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on The NASDAQ National Market under the symbol “PLAY”.

The underwriters and their respective affiliates may, from time to time, provide various financial advisory, commercial banking and investment banking services for us in the ordinary course of business for which they will receive customary fees.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time,

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended)(“FSMA”) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Our common stock is being issued and sold outside the Republic of France and each of the underwriters has represented and agreed that, in connection with the underwriters’ initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of our common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to our common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and décret no. 98-880 dated 1st October, 1998.

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of the underwriters’ initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for the underwriters by Shearman & Sterling LLP, San Francisco, California.

EXPERTS

The consolidated financial statements as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On December 4, 2003, our board of directors dismissed PricewaterhouseCoopers LLP (“PWC”) as our independent registered public accounting firm and subsequently appointed Deloitte & Touche LLP as our independent auditors. There were no disagreements with PWC in connection with the audit for the year ended December 31, 2002 or during the subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to PWC’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. The report of PWC on the financial statements for the year ended December 31, 2002 contained no adverse opinion or disclaimer of opinion and was unqualified and not modified as to uncertainty, audit scope or accounting principle, except that the report included an explanatory paragraph indicating that there was substantial doubt about our ability to continue as a going concern. We did not consult with Deloitte & Touche LLP on any accounting or financial reporting matters in the periods prior to their appointment.

We requested PricewaterhouseCoopers LLP to furnish a letter addressed to the Securities and Exchange Commission, stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of July 30, 2004 which states that it agreed with these statements, was filed as Exhibit 16.1 to our registration statement on Form S-1 (File No. 333-117900), filed with the Securities and Exchange Commission on August 3, 2004.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-202-551-8090 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above.

PORTALPLAYER, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of PortalPlayer, Inc.:

We have audited the accompanying consolidated balance sheets of PortalPlayer, Inc. and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

March 18, 2005

PORTALPLAYER, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		June 30, 2005
	2003	2004
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,778	$58,892	$45,831
Short-term investments	—	64,708	104,625
Accounts receivable—net	4,982	20,080	25,165
Inventory—net	996	1,762	1,050
Prepaid expenses and other current assets	434	1,872	3,379

Total current assets	17,190	147,314	180,050
Property and equipment—net	948	661	1,930
Other assets	526	521	672

Total assets	$18,664	$148,496	$182,652

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities:
Current liabilities:
Bank borrowings—net of debt discount of $37 in 2003	$1,588	$—	$—
Accounts payable	2,800	1,290	15,585
Accrued liabilities	1,950	4,195	7,204
Deferred income	1,156	4,024	5,013
Deferred rent	81	55	15
Income taxes payable	—	479	—

Total current liabilities	7,575	10,043	27,817
Deferred rent, long-term	60	5	231
Bank borrowings, long-term—net of debt discount of $16 in 2003	442	—	—

Total liabilities	8,077	10,048	28,048

Commitments and contingencies (Notes 6 and 7)

Convertible preferred stock—aggregate liquidation preference of $138,945 in 2003	83,163	—	—

Stockholders’ equity (deficit):
Common stock, $.0001 par value—authorized: 60,000,000 shares in 2003, 250,000,000 shares in 2004 and 2005 (unaudited), respectively; issued and outstanding: 138,733 shares in 2003, 23,091,660 shares in 2004 and 23,509,800 in 2005 (unaudited)	585	205,468	209,619
Note receivable from stockholder	(594)	—	—
Deferred stock-based compensation	—	(4,799)	(6,794)
Accumulated other comprehensive loss	—	(37)	(179)
Accumulated deficit	(72,567)	(62,184)	(48,042)

Total stockholders’ equity (deficit)	(72,576)	138,448	154,604

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$18,664	$148,496	$182,652

See accompanying Notes to Consolidated Financial Statements.

PORTALPLAYER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Revenue	$8,763	$20,939	$92,563	$22,231	$89,035
Cost of revenue	5,676	12,274	53,743	13,503	50,693

Gross profit	3,087	8,665	38,820	8,728	38,342

Operating expenses:
Research and development (1)	16,563	11,103	14,823	5,594	14,251
Selling, general and administrative (1)	8,611	5,072	7,605	2,791	6,408
Stock-based compensation	554	473	5,797	3,637	854

Total operating expenses	25,728	16,648	28,225	12,022	21,513

Operating income (loss)	(22,641)	(7,983)	10,595	(3,294)	16,829
Interest income	278	159	461	35	2,017
Interest and other expense—net	(157)	(222)	(192)	(32)	10

Income (loss) before income taxes	(22,520)	(8,046)	10,864	(3,291)	18,856
Provision for income taxes	—	—	481	—	4,714

Net income (loss)	$(22,520)	$(8,046)	$10,383	$(3,291)	$14,142

Basic net income (loss) per share	$(968.35)	$(124.17)	$2.46	$(4.32)	$0.61

Diluted net income (loss) per share	$(968.35)	$(124.17)	$0.57	$(4.32)	$0.56

Shares used in computing basic net income (loss) per share	23,256	64,800	4,223,609	762,176	23,203,010

Shares used in computing diluted net income (loss) per share	23,256	64,800	18,127,960	762,176	25,068,252

(1) Amounts exclude stock-based compensation, as follows:
Research and development	$—	$—	$494	$92	$455
Selling, general and administrative	554	473	5,303	3,545	399

	$554	$473	$5,797	$3,637	$854

See accompanying Notes to Consolidated Financial Statements.

PORTALPLAYER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share amounts)

	Common Stock		Note Receivable from Stockholder	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance—December 31, 2001	22,001	$369	$—	$—	$—	$(42,001)	$(41,632)
Exercise of stock options	6,585	5	—	—	—	—	5
Issuance of fully vested common stock options to nonemployees for services	—	81	—	—	—	—	81
Issuance of convertible preferred stock warrants to bank	—	80	—	—	—	—	80
Issuance of convertible preferred stock for note receivable from stockholder	—	—	(1,600)	—	—	—	(1,600)
Collection of note receivable from stockholder	—	—	120	—	—	—	120
Accrued interest on note receivable from stockholder	—	—	(30)	—	—	—	(30)
Stockholder consulting services (Note 14)	—	—	473	—	—	—	473
Net loss	—	—	—	—	—	(22,520)	(22,520)

Balance—December 31, 2002	28,586	535	(1,037)	—	—	(64,521)	(65,023)
Exercise of stock options	110,147	50	—	—	—	—	50
Accrued interest on note receivable from stockholder	—	—	(30)	—	—	—	(30)
Stockholder consulting services (Note 14)	—	—	473	—	—	—	473
Net loss	—	—	—	—	—	(8,046)	(8,046)

Balance—December 31, 2003	138,733	585	(594)	—	—	(72,567)	(72,576)
Issuance of common stock in initial public offering, net of issuance costs of $11,730	7,187,500	110,458	—	—	—	—	110,458
Conversion of preferred stock to common stock	12,854,231	85,133	—	—	—	—	85,133
Exercise of stock options	2,911,196	1,304	—	—	—	—	1,304
Warrants issued from bonus award (Note 10)	—	631	—	—	—	—	631
Net unrealized loss on available-for-sale securities, net of tax	—	—	—	—	(37)	—	(37)
Accrued interest on note receivable from stockholder	—	—	(25)	—	—	—	(25)
Stockholder consulting services (Note 14)	—	—	630	(625)	—	—	5
Payment of consulting fee	—	—	(1,568)	—	—	—	(1,568)
Collection of stockholder note	—	—	1,557	—	—	—	1,557
Deferred stock-based compensation	—	6,561	—	(6,561)	—	—	—
Cancellation of deferred stock-based compensation	—	(80)	—	80	—	—	—
Amortization of deferred stock-based compensation	—	—	—	2,307	—	—	2,307
Issuance of common stock options to non-employee for services	—	876	—	—	—	—	876
Net income	—	—	—	—	—	10,383	10,383

Balance—December 31, 2004	23,091,660	205,468	—	(4,799)	(37)	(62,184)	138,448

	Common Stock		Note Receivable from Stockholder	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Issuance costs related to issuance of common stock in initial public offering (unaudited)	—	20	—	—	—	—	20
Issuance of common stock under options exercises and employee stock purchase plan (unaudited)	234,921	627	—	—	—	—	627
Issuance of common stock in connection with net warrant exercises (unaudited)	16,218	—	—	—	—	—	—
Net unrealized loss on available-for-sale securities, net of tax (unaudited)	—	—	—	—	(142)	—	(142)
Cancellation of deferred stock-based compensation (unaudited)	—	(29)	—	29	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	708	—	—	708
Restricted stock-based compensation (unaudited)	167,001	2,830	—	(2,830)	—	—	—
Amortization of restricted stock-based compensation (unaudited)	—	—	—	98	—	—	98
Variable stock compensation (unaudited)	—	48	—	—	—	—	48
Tax benefits from stock options (unaudited)	—	655	—	—	—	—	655
Net income (unaudited)	—	—	—	—	—	14,142	14,142

Balance—June 30, 2005	23,509,800	$209,619	$—	$(6,794)	$(179)	$(48,042)	$154,604

See accompanying Notes to Consolidated Financial Statements.

PORTALPLAYER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(22,520)	$(8,046)	$10,383	$(3,291)	$14,142
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,775	1,393	866	508	366
Loss on disposal of property	—	(1)	(9)	(3)	—
Amortization of discounts and premiums on investments—net	—	—	—	—	80
Non-cash stock-based compensation	554	473	5,797	3,637	854
Accrued interest on note receivable from stockholder	(30)	(30)	(25)	(15)	—
Amortization of debt discount	83	163	53	21	—
Income tax benefit from stock options	—	—	—	—	655
Changes in assets and liabilities:
Accounts receivable	(529)	(3,563)	(15,098)	(2,423)	(5,085)
Inventory	(722)	1,919	(766)	(3,499)	712
Prepaid expenses and other current assets	107	95	(1,438)	(6)	(1,507)
Other assets	(8)	8	5	11	(151)
Accounts payable	(1,637)	976	(1,886)	(1,678)	14,295
Accrued liabilities	288	18	2,053	1,540	3,009
Deferred income	(286)	1,078	2,868	(69)	989
Income taxes payable	—	—	479	—	(479)
Deferred rent	37	(18)	(81)	(33)	186

Net cash provided by (used in) operating activities	(22,888)	(5,535)	3,201	(5,300)	28,066

Cash flows from investing activities:
Proceeds from sale of property and equipment	—	3	9	3	—
Proceeds from sales or maturities of investments	—	—	—	—	51,800
Purchase of investments	—	—	(64,744)	—	(91,939)
Purchase of property and equipment	(1,167)	(47)	(578)	(310)	(1,635)

Net cash used in investing activities	(1,167)	(44)	(65,313)	(307)	(41,774)

Cash flows from financing activities:
Proceeds from issuance of stock, net of issuance costs	34,317	50	112,320	1,244	647
Payments for consulting services	—	—	(1,568)	—	—
Collections on note receivable from stockholder	120	—	1,557	—	—
Proceeds from notes payable, net of fees	1,860	1,340	3,479	3,479	—
Repayments on notes payable	(496)	(1,111)	(5,562)	(1,125)	—

Net cash provided by financing activities	35,801	279	110,226	3,598	647

Net increase (decrease) in cash and cash equivalents	11,746	(5,300)	48,114	(2,009)	(13,061)
Cash and cash equivalents—beginning of year	4,332	16,078	10,778	10,778	58,892

Cash and cash equivalents—end of year	$16,078	$10,778	$58,892	$8,769	$45,831

Supplemental cash flow information—interest paid	$50	$102	$106	$40	$—

Supplemental cash flow information—taxes paid	$—	$—	$42	$—	$4,582

Supplemental disclosure of noncash investing and financing activities—Issuance of preferred stock for note receivable from stockholder and periodic revaluation in 2004	$1,600	$—	$1,978	$1,849	$—

Deferred stock-based compensation—net	$—	$—	$6,481	$5,683	$(29)

Restricted stock-based compensation—net	$—	$—	$—	$—	$2,830

Conversion of preferred stock to common stock	$—	$—	$85,133	$—	$—

See accompanying Notes to Consolidated Financial Statements.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

1. Organization and Summary of Significant Accounting Policies

PortalPlayer, Inc. (the “Company”) was incorporated in California on May 17, 1999 and reincorporated in Delaware in October 2004. The Company designs, develops and markets comprehensive platform solutions, including a system-on-chip and firmware, for personal media players.

Certain Significant Risks and Uncertainties—Future sales are subject to various risks and uncertainties. The market for the Company’s products is characterized by rapid technological developments, frequent new product introductions and evolving standards. These changes require the Company to continually improve the performance, features and reliability of its products, particularly in response to competition. New products and enhancements necessary to meet competition and expand the Company’s business may require substantial research and development. The Company has one customer that accounted for approximately 88%, 85%, 89% and 76% of revenue in 2002, 2003 and 2004 and the six-month period ended June 30, 2005, respectively. Additionally, approximately 14% of the Company’s revenue for the six-month period ended June 30, 2005 was concentrated with another customer. Both of these customers manufacture products for the same original equipment manufacturer. The loss of sales to these customers would have a significant negative impact on the Company’s business. Competitors with greater financial and marketing resources may be able to better respond to changing conditions.

Basis of Consolidation—The consolidated financial statements include the accounts of PortalPlayer, Inc., and its wholly owned subsidiary, PortalPlayer (India) Private Limited, located in India. All significant intercompany balances and transactions have been eliminated in consolidation.

Stock Split—The consolidated financial statements reflect a 1-for-3 reverse stock split of the Company’s common stock in November 2004. The reverse stock split reduced the conversion ratio of the convertible preferred stock by 66 2/3% (but not the number of outstanding convertible preferred shares). All common share, per common share, and convertible preferred stock conversion ratio information in the accompanying consolidated financial statements has been retroactively restated to reflect this split.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-Term Investments—The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. The Company’s cash equivalents consist of money market funds, certificates of deposits, U.S. Agency, asset backed securities and Commercial Paper. Debt securities with maturities greater than three months are available-for-sale and are classified as short-term investments. All of the Company’s short-term investments were classified as available-for-sale as of the balance sheet dates presented and, accordingly, are reported at fair value with unrealized gains and losses recorded net of tax as a component of accumulated other comprehensive loss in stockholders’ equity. Fair values of cash equivalents approximated original cost due to the short period of time to maturity. The cost of securities sold is based on the specific identification method. The Company’s investment policy limits the amount of credit exposure to any one issuer of debt securities.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

There were no cash equivalents and short-term investments at December 31, 2003. Cash, cash equivalents and short-term investments consist of the following at December 31, 2004 and June 30, 2005 (in thousands):

At December 31, 2004:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Cash	$11,075	$—	$—	$11,075
Money market funds	8,409	—	—	8,409
Commercial paper	44,743	9	(1)	44,751
Corporate bonds and notes	31,638	—	(50)	31,588
U.S. agency notes	27,770	7	—	27,777

Total available-for-sale securities	$123,635	$16	$(51)	$123,600
Less: amounts classified as cash and cash equivalents				58,892

Total short-term investments				$64,708

At June 30, 2005 (unaudited):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Cash	$8,838	$—	$—	$8,838
Money market funds	7,687	—	—	7,687
Asset backed securities	10,753	—	(16)	10,737
Commercial paper	38,336	1	(8)	38,329
Corporate bonds and notes	56,036	—	(131)	55,905
U.S. agency notes	28,985	—	(25)	28,960

Total available-for-sale securities	$150,635	$1	$(180)	$150,456
Less: amounts classified as cash and cash equivalents				45,831

Total short-term investments				$104,625

At June 30, 2005, the contractual maturities of the available-for-sale securities are less than one year.

As of December 31, 2003 and 2004 and June 30, 2005, the Company has restricted cash related to a deposit for the Company’s facilities lease in Washington totaling $0.3 million. As of June 30, 2005, the Company also had approximately $40,000 of deposits held in security in relation to certain customs and duties guarantees for our engineering facility in India. These amounts have been included within other assets in the consolidated balance sheets.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of trade receivables. The Company provides credit, in the normal course of business, to a number of companies and performs credit evaluations of its customers. As of December 31, 2003 and 2004 and June 30, 2005, approximately 87%, 98% and 79%, respectively, of gross accounts receivable were concentrated with a group of affiliated companies, collectively referred to as Inventec. For the years ended December 31, 2002, 2003 and 2004 and the six-month periods ended June 30, 2004 and 2005, the same group accounted for 88%, 85%, 89%, 89% and 76%, respectively, of revenue. In connection with

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

contracts to this customer, the Company is required to be prepared to ship additional quantities of inventory in excess of existing orders within specified periods in the future. Additionally, approximately 20% of the Company’s gross accounts receivable as of June 30, 2005 was concentrated with another customer, who accounted for none of the gross accounts receivable as of December 31, 2003 and 2004. For the six-month periods ended June 30, 2004 and 2005, this customer accounted for 0% and 14% of revenue, respectively.

Inventory—Inventory is comprised of the cost of finished goods valued at the lower of cost or market, computed on a first-in, first out basis. The Company evaluates inventory for excess and obsolescence and writes off units that are unlikely to be sold based upon demand forecasts.

The Company is dependent on two suppliers for substantially all of its inventory requirements. One supplier is also a stockholder of the Company (see Note 15). The inability of a supplier to fulfill the production requirements of the Company on a timely basis could negatively impact future results. Although there are other suppliers that could provide similar services, a change in supplier could cause delays in the Company’s products and possible loss of revenue.

Property and Equipment—Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset.

Long-Lived Assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount.

Revenue Recognition—The Company sells its products to original equipment manufacturers, original design manufacturers and distributors and recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, or SAB 104, when persuasive evidence of an arrangement exists, delivery of the product has occurred, the sales price is fixed and determinable, collectibility of the resulting receivable is reasonably assured, and the rights and risks of ownership have passed to the customer. Revenue to customers is recorded at the later of the time of shipment when title and risk of loss passes to the customer or when customer acceptance periods expire, generally within 15 days of receipt by the customer. The Company has no return policy or post-shipment obligations. The Company defers the gross margin on these shipments until expiration of the acceptance period. The Company does not offer subsequent discounts, marketing credits, rebates, coupons or other forms of sales incentives to its customers at this time. To date, management has not reserved for product returns as customer returns have been insignificant.

Firmware is an integral and significant component of products when shipped. Firmware upgrades, maintenance and support are not offered to customers. Revenue from customer service arrangements is recognized in accordance with SAB 104 on a straight-line basis over the contractual period, generally one year and is not significant for any period presented.

Product Warranty—The Company provides a warranty on its products for a period of twelve to fifteen months from the date of sale or manufacture, and provides for warranty costs at the time of sale based on historical activity for the prior 12 months. The determination of such provisions requires the Company to make

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

estimates of the frequency and extent of warranty activity and estimated future costs to replace the products under warranty. If actual warranty activity and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of sales may be required in future periods. Components of the reserve for warranty costs consisted of the following (in thousands):

	Years Ended December 31,		Six Months Ended June 30, 2005
	2003	2004
			(Unaudited)
Beginning balance	$26	$30	$208
Additions related to current period sales	15	246	71
Warranty costs incurred in the current period	(11)	(68)	(70)

Ending balance	$30	$208	$209

Research and Development and Software Development Costs—Research and development costs are expensed as incurred. Capitalization of software development costs begins upon the establishment of technological feasibility of the product. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model that typically occurs when beta testing commences, and the general availability of such software has been short, and as such, software development costs qualifying for capitalization have been insignificant.

The Company has entered into engineering service agreements with several customers to customize its platform products. The Company provides resources in connection with these agreements and, in return, requires reimbursement from these companies to cover some of the costs. For the years ended December 31, 2002, 2003 and 2004 and the six-month periods ended June 30, 2004 and 2005, the Company reduced research and development expense by $0.4 million, $0.8 million, $0.5 million, $0.3 million and $0.1 million, respectively, for reimbursements provided by these companies.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

Stock-Based Compensation—The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (or, APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations. The Company accounts for stock-based awards to non-employees, other than restricted stock awards, in accordance with Emerging Issues Task Force (or, EITF) Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Restricted stock awards are recorded at their fair value, based on the closing market price of the Company’s common stock on the grant date, as a component of stock-based compensation. Statement of Financial Accounting Standards (or, SFAS) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to disclose pro forma information regarding what its net income (loss) would have been if equity awards to employees had been accounted for using the fair value method of SFAS 123 rather than the intrinsic value method of APB 25. The pro forma information is as follows (in thousands, except per-share amounts):

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Net income (loss) as reported	$(22,520)	$(8,046)	$10,383	$(3,291)	$14,142
Add: Total stock-based employee compensation included in reported net income (loss)	—	—	1,682	984	707
Less: Fair value of stock-based employee compensation	(306)	(138)	(1,808)	(1,022)	(1,999)

Pro forma net income (loss)	$(22,826)	$(8,184)	$10,257	$(3,329)	$12,850

Net income (loss) per share:
Basic—Reported	$(968.35)	$(124.17)	$2.46	$(4.32)	$0.61

Pro forma	$(981.51)	$(126.30)	$2.43	$(4.37)	$0.55

Diluted—Reported	$(968.35)	$(124.17)	$0.57	$(4.32)	$0.56

Pro forma	$(981.51)	$(126.30)	$0.57	$(4.37)	$0.51

The Company’s calculation of additional stock-based compensation expense was made using a Black-Scholes option-pricing model with the following assumptions:

	Options					ESPP
	Years Ended December 31,			Six Months Ended June 30,		Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005	2002	2003	2004	2004	2005
				(Unaudited)					(Unaudited)
Risk-free interest rate	2.76%	2.48 to 3.23%	3.59%	3.84%	3.88%	—	—	—	—	3.03%
Expected life	5 years	5 years	5 years	5 years	5 years	—	—	—	—	0.5 years
Expected volatility (subsequent to August 3, 2004)	—	—	71.1%	—	71.1%	—	—	—	—	71.1%
Expected dividends	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

The above pro forma disclosures are not necessarily representative of the effects on reported net income or loss for future years.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

Net Income (Loss) per Share—Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share was the same as basic net income (loss) per share for 2002 and 2003 and the six-month period ended June 30, 2004, since the effect of any potentially dilutive securities is excluded, as they are anti-dilutive due to the Company’s net losses.

Unaudited Interim Financial Information—The interim financial information for the six months ended June 30, 2004 and 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the interim financial information.

Foreign Currency Translation—The U.S. dollar is the functional currency of the Company’s foreign subsidiary located in India. Monetary assets and liabilities of the subsidiary are remeasured into U.S. dollars at current exchange rates prevailing at the balance sheet date, non-monetary assets and liabilities as well as equity are remeasured into U.S. dollars at historical exchange rates, and income and expense accounts are remeasured into U.S. dollars at average exchange rates.

Comprehensive Income (Loss)—Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) includes the Company’s net income (loss), as well as unrealized gain (loss) on available-for-sale investments. Net comprehensive income (loss) for the years ended December 31, 2002, 2003 and 2004 and the six-month periods ended June 30, 2004 and 2005, respectively, is as follows (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Net income (loss)	$(22,520)	$(8,046)	$10,383	$(3,291)	$14,142
Net change in unrealized loss on investments	—	—	(37)	—	(142)

Net comprehensive income (loss)	$(22,520)	$(8,046)	$10,346	$(3,291)	$14,000

Income Taxes—The Company accounts for income taxes under the asset and liability method, under which deferred tax assets, including the tax effects attributable to net operating loss carryforwards, and deferred tax liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. The Company believes sufficient uncertainty exists regarding the realizability of the net deferred tax assets such that a full valuation allowance is required. Under certain conditions related to our future profitability and other business factors, we believe it is possible that our results will yield sufficient positive evidence to support the conclusion that it is more likely than not that we will realize the tax benefit of our net operating losses and other deferred tax assets and that such a conclusion may be reached as early as the fourth quarter of 2005. If that is the case, subject to review of other qualitative factors and uncertainties, in the period that such a determination is made, we would reverse some or all of our deferred tax asset valuation allowance into income as a reduction of tax expense. The portion of the valuation allowance reversal that relates to net operating losses associated with stock option transactions would be taken as a credit to stockholders’ equity. Thereafter, we would expect to record income tax expense at a higher rate.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

Reclassifications—Certain amounts in the prior years have been reclassified to conform with the current year presentation.

Recently Issued Accounting Pronouncements—In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4”, or SFAS 151. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 is required to be adopted by PortalPlayer beginning on January 1, 2006. Management is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), “Share-Based Payment” (or, SFAS 123R), which replaces SFAS No. 123 and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. On April 14, 2005, the SEC adopted a new rule that amended the compliance dates for FAS 123R such that the Company must adopt the new standard effective January 1, 2006. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost, the assumed forfeiture rate and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In January 2005, the FASB issued FASB Staff Position, or FSP, No. FAS 109-1, “Application of SFAS No. 109 to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”. This FSP provides guidance for the accounting of a deduction provided to U.S. manufacturing companies and is effective immediately. The adoption of this position did not have a material effect on the Company’s financial position or results of operations.

2. Inventory

Inventory, net of write-offs, consists of (in thousands):

	December 31,		June 30, 2005
	2003	2004
			(Unaudited)
Inventory:
Finished goods	$2,646	$3,535	$1,391
Write-off of excess units	(1,650)	(1,773)	(341)

	$996	$1,762	$1,050

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

3. Property and Equipment

Property and equipment consists of (in thousands):

	December 31,		June 30, 2005
	2003	2004
			(Unaudited)
Purchased software	$3,211	$3,371	$3,441
Computer equipment	1,321	1,540	1,645
Office equipment, leasehold improvements and other property and equipment	1,638	1,742	3,202

	6,170	6,653	8,288
Less: accumulated depreciation and amortization	(5,222)	(5,992)	(6,358)

	$948	$661	$1,930

4. Accrued Liabilities

Accrued liabilities consist of (in thousands):

	December 31,		June 30, 2005
	2003	2004
			(Unaudited)
Accrued compensation related	$723	$1,178	$2,528
Accrued development fees	88	681	1,130
Reimbursements received in advance	127	379	18
Accrued legal and accounting fees	111	268	694
Other	901	1,689	2,834

	$1,950	$4,195	$7,204

5. Bank Borrowings

Bank borrowings consist of the following (in thousands):

	December 31,		June 30, 2005
	2003	2004
			(Unaudited)
Revolving credit line	$375	$—	$—
Equipment advance	1,708	—	—
Debt discounts	(53)	—	—

Total	$2,030	$—	$—

Current portion	$1,588	$—	$—

Long-term portion	$442	$—	$—

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

On September 26, 2002, the Company entered into a borrowing arrangement with a bank and granted a continuing security interest in substantially all of the Company’s assets to the bank. In 2002, in connection with the agreement, the Company paid facility fees of $140,000 and issued a warrant with an estimated fair value of $80,000 to purchase up to 66,007 shares of Series D convertible preferred stock, which in relation to the Company’s November 2004 reverse stock split (see Note 1), was effectively converted to a warrant to purchase 22,002 shares of common stock (see Note 10). In 2003, the Company paid facility fees of $35,000. These amounts have been recorded as a debt discount on the consolidated balance sheet as of December 31, 2003 and were amortized as additional interest expense over the terms of the lines of credit and term loan. For the years ended December 31, 2002, 2003 and 2004, amortization expense amounted to $49,000, $164,000 and $53,000, respectively. As of December 31, 2004, the Company had repaid all amounts owed and no further amortization expense related to this arrangement will be recorded.

Revolving Credit Line—Under the borrowing arrangement, the Company could borrow an amount not to exceed the lesser of $5,000,000 or the borrowing base (as defined), minus, in each case, all outstanding letters of credit. Advances under the revolving credit line accrued interest on the outstanding principal balance at a rate equal to 0.75% above the bank’s prime rate as long as the rate is at least 4.75%. Interest was payable on a monthly basis. During fiscal year 2003, the Company borrowed $375,000 under the letter of credit arrangement, and in 2004 has repaid all amounts owed.

Discount Guidance Line of Credit—On November 12, 2003, the Company negotiated a $10,000,000 letter of credit arrangement. Advances under the arrangement accrued interest at a rate of 0.5% or 0.75% above the bank’s prime rate. Borrowings under the arrangement were secured by substantially all of the Company’s assets. During 2004, the Company borrowed $1,478,000 under the line of credit and repaid the amounts owed.

Equipment Advance—On September 27, 2002, a bank made an equipment advance of $2,000,000 to the Company to purchase equipment. Interest was payable monthly at a rate equal to 2.5% above the bank’s prime rate. The borrowing had been fully paid by the end of 2004.

On November 10, 2003, a bank made an equipment advance of $1,000,000 to purchase equipment. Interest was payable monthly at a rate equal to the greater of 5% or 1% above the bank’s prime rate. In December 2004, the Company repaid all amounts owed.

Term Loan—On June 18, 2004, a bank made an advance of $2,000,000 to the Company. Interest was payable monthly at a rate equal to the greater of 4.5% or 0.5% above the bank’s prime rate. In December 2004, the Company repaid all amounts owed.

In May 2005, the Company entered into a loan and security agreement (the “Loan Agreement”) that replaced the loan and security agreement dated as of September 26, 2002. The Loan Agreement provides a revolving line of credit of up to $15 million, accruing interest at a floating annual rate equal to the Bank’s prime rate, payable monthly, and expires on May 31, 2007, at which time all outstanding principal and interest amounts are due. The Loan Agreement is secured by the Company’s tangible assets and certain intangible assets other than intellectual property. The Loan Agreement contains certain financial and reporting covenants, including the maintenance of specified levels of quick ratio and tangible net worth, as well as non-financial covenants, including the Company’s agreement not to sell, transfer, assign, mortgage, pledge, lease or grant a security interest in, or encumber any of its intellectual property, except as otherwise expressly permitted under the terms of the Loan Agreement. As of June 30, 2005, there were no amounts outstanding under the Existing Loan Agreement.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

6. Commitments

In April 2005, the Company entered into a new operating lease agreement for approximately 39,000 square feet of office space in San Jose, California to serve as the Company’s corporate headquarters. The lease, which commenced on May 1, 2005, has an initial term of 65 months and the Company has an option to extend the lease for five years at fair market value. Under the agreement, the landlord will contribute to certain tenant improvements made by the Company up to an agreed-upon amount. The total amount of rental payments due over the initial lease term, net of expected landlord contribution to the tenant improvements, is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the net amount paid is recorded in deferred rent, which is included in liabilities in the accompanying balance sheets. In addition to the base rent on the facilities lease, the Company is responsible for certain costs and charges specified in the lease.

The Company leases facilities under noncancelable operating leases. Future minimum lease payments are as follows (in thousands, unaudited):

Six months ending December 31, 2005	$274
Year ending December 31, 2006	428
Year ending December 31, 2007	345
Year ending December 31, 2008	405
Year ending December 31, 2009	443
Year ending December 31, 2010	336

$2,231

Rent expense totaled $1.5 million, $1.5 million, $1.4 million, $0.7 million and $0.7 million for the years ended December 31, 2002, 2003 and 2004 and the six-month periods ended June 30, 2004 and 2005, respectively. Rent expense in 2004 and the six-month periods ended June 30, 2004 and 2005 is net of sublease income of approximately $45,000, $11,000 and $28,000, respectively. There was no sublease income in 2002 or 2003.

The Company has purchase commitments with its two inventory suppliers with due dates within the next six months. Both the quantities and purchase prices are fixed in the noncancelable commitments. The following summarizes the Company’s contractual obligations to purchase inventory and other design tools and software for use in product development at June 30, 2005 (in thousands)(unaudited):

	Total	Less than 1 Year	1 – 3 Years	After 3 years
Non-cancelable inventory purchase orders	$34,556	$34,556	$—	$—
Engineering development tools	1,148	693	455	—

Total	$35,704	$35,249	$455	$—

7. Contingencies and Litigation

The Company is subject to various claims, which arise in the course of business. In the opinion of management, the ultimate disposition of these claims will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

Certain of the Company’s customer agreements contain infringement indemnification provisions for claims from third parties related to the Company’s intellectual property. These indemnification provisions are accounted for in accordance with SFAS No. 5. The Company has entered into indemnification agreements with certain of its directors and officers in which the Company has agreed to indemnify such directors and officers to the fullest extent allowable under Delaware law if any such director or officer is made a party to any action or threatened with any action as a result of such person’s service or having served as an officer, director, employee or agent of PortalPlayer, Inc. or having served, at the Company’s request, as an officer, director, employee or agent of another company. The maximum potential amount of future payments that the Company could be required to make under the indemnification agreements is unlimited; however, the Company has directors’ and officers’ liability insurance policies that, in most cases, would mitigate the potential exposure and enable the Company to recover a portion of any future amounts paid. The estimated fair value of these indemnification provisions is minimal. To date, the Company has not incurred any costs related to any claims under these provisions and no amounts have been accrued in the accompanying financial statements.

8. Convertible Preferred Stock

In November 2004, the Company completed its initial public offering (“the offering”) of 7,187,500 shares (including 937,500 shares in connection with the exercise of the underwriter’s over-allotments option) at a price to the public of $17.00 per share. Upon consummation of the offering, all outstanding shares of the Company’s convertible preferred stock were automatically converted into an aggregate of 12,854,231 shares of common stock. Subsequent to the offering, there were no preferred shares outstanding.

9. Common Stock

Common stock reserved for issuance as of June 30, 2005 is as follows:

Warrants outstanding	41,542
Options outstanding	3,542,991
Employee stock purchase plan	531,619
Future option grants	923,185

5,039,337

2004 Stock Incentive Plan—The 2004 stock incentive plan was adopted in 2004 and as of June 30, 2005, 2,492,083 shares of common stock have been authorized for issuance under the plan. In addition, any shares subject to outstanding options under our 1999 stock option plan that expire unexercised or any unvested shares that are forfeited will be available for issuance under our 2004 stock incentive plan. As a result of this provision, 14,489 shares were added to the 2004 stock incentive plan in the six-month period ended June 30, 2005. The number of shares authorized for issuance under the 2004 stock incentive plan will be increased on the first day of each of our fiscal years from 2005 through 2014 by the lesser of:

•	2,333,333 shares;

•	5% of our outstanding common stock on the last day of the immediately preceding fiscal year through 2009 and 3% of our outstanding common stock on the last day of the immediately preceding fiscal year for 2010 through 2014; or

•	the number of shares determined by the board of directors.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

Under the 2004 stock incentive plan, options granted to optionees will generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter and expire ten years from the date of grant.

In the six-month period ended June 30, 2005, the Company’s Board of Directors approved the grant of 167,001 shares of restricted stock under the 2004 stock incentive plan. The Company recorded the $2.8 million value of these restricted stock grants as a component of stockholders’ equity and will amortize that amount over the vesting period, typically five years. The value of the restricted stock awards was based on the closing market price of the Company’s common stock on the date of grant. Amortization expense for these awards for the six-month period ended June 30, 2005 was $0.1 million, and is included as a component of stock compensation expense. Shares related to these restricted stock awards were included in the calculation of diluted earnings per share utilizing the treasury stock method. There were no grants and therefore no amortization expense recorded in the corresponding period for the prior year.

1999 Stock Option Plan—The Company’s 1999 Stock Option Plan (the “Plan”) was terminated upon completion of the Company’s initial public offering of common stock in 2004. No shares of common stock are available under the Plan other than to satisfying exercises of stock options granted under this plan prior to its termination. Previously authorized yet unissued shares under the Plan were cancelled upon completion of the Company’s initial public offering.

Under the Plan, incentive stock options were granted at a price that was not less than 100% of the fair market value of the Company’s common stock, as determined by the board of directors, on the date of grant. Non-statutory stock options were granted at a price that is not less than 85% of the fair market value of the Company’s common stock, as determined by the board of directors, on the date of grant.

Generally, options granted under the Plan are exercisable for a period of ten years after the date of grant, and shares vest at a rate of 25% on the first anniversary of the grant date of the option, and an additional 1/48th of the shares upon completion of each succeeding full month of continuous employment thereafter.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

The following table summarizes activity under the 1999 Stock Option Plan and the 2004 Stock Incentive Plan:

	Shares Available	Options Outstanding		Weighted Average Exercise Price Per Share
		Number of Shares	Exercise Price
Balance—December 31, 2001	993	16,238	$2.25-675.00	$293.97
Additional shares authorized for grant	3,647,821	—
Granted	(3,589,977)	3,589,977	0.45	0.45
Exercised	—	(6,585)	0.45-450.00	0.75
Cancelled	295,433	(295,433)	0.45-675.00	5.67

Balance—December 31, 2002	354,270	3,304,197	0.45-675.00	1.41
Additional shares authorized for grant	758,333	—
Granted	(1,469,167)	1,469,167	0.45	0.45
Exercised	—	(110,147)	0.45	0.45
Cancelled	485,176	(485,176)	0.45-675.00	2.19

Balance—December 31, 2003	128,612	4,178,041	0.45-675.00	1.02
Additional shares authorized for grant	2,380,832	—
Granted	(1,149,222)	1,149,222	0.45-26.16	4.11
Exercised	—	(2,911,196)	0.45	0.45
Cancelled	28,212	(28,212)	0.45-2.40	8.72
Cancellation of 1999 Plan available for grant options	(98,266)	—

Balance—December 31, 2004	1,290,168	2,387,855	0.45-675.00	3.10
Additional shares authorized for grant (unaudited)	1,157,445	—
Granted (unaudited)	(1,386,554)	1,386,554	16.68-25.27	17.86
Restricted stock shares granted (unaudited)	(167,001)	—
Exercised (unaudited)	—	(202,291)	0.45-9.72	0.77
Cancelled (unaudited)	29,127	(29,127)	0.45-675.00	30.50

Balance—June 30, 2005 (unaudited)	923,185	3,542,991	$0.45-675.00	$8.79

The estimated weighted-average fair value of options granted was $0.09 in 2002, $0.06 in 2003, $9.96 in 2004 and $10.95 in the six months ended June 30, 2005.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

The options outstanding and currently exercisable by exercise price at June 30, 2005 are as follows:

	Options Outstanding		Options Currently Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price
$0.45	1,403,157	7.96	665,591	$0.45
2.25	1,953	4.27	1,953	2.25
2.40	449,747	8.94	100,122	2.40
5.70-9.72	265,755	9.15	18,868	6.03
16.68	887,788	9.84	102,367	16.68
16.90-21.26	391,766	9.78	492	18.82
21.30-26.16	139,026	9.55	2,194	22.50
112.50	600	4.85	600	112.50
450.00	2,357	5.22	2,357	450.00
675.00	842	5.65	842	675.00

$0.45-675.00	3,542,991	8.79	895,386	$4.60

2004 Employee Stock Purchase Plan—The Company’s 2004 employee stock purchase plan was adopted by the board of directors and was approved by the Company’s stockholder’s and became effective in October 2004. As of June 30, 2005, a total of 564,249 shares of common stock have been authorized for issuance under the 2004 employee stock purchase plan. The number of shares authorized for issuance under the employee stock purchase plan will be increased on the first day of each fiscal year from 2005 through 2014 by the lesser of:

•	400,000 shares;

•	1% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

•	the number of shares determined by our board.

The 2004 employee stock purchase plan is intended to qualify shares sold for the benefits provided under Section 423 of the Internal Revenue Code. Employees, including officers and employee directors are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. The 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is 833 shares. The purchase price of the stock will be equal to 85% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the purchase period, whichever is less. As of June 30, 2005, 32,630 shares had been issued under the 2004 employee stock purchase plan.

Stock-Based Compensation Related to Consultants—During the years ended December 31, 2002, 2003 and 2004, and during the six-month period ended June 30, 2005, the Company granted options to purchase 243,950, zero, 15,000 and zero shares, respectively, of common stock to consultants and advisors. Options to consultants and advisors which are not fully vested are subject to periodic revaluation over the vesting terms. The options granted in 2002 were fully vested at the time of grant. The options granted in 2004 either immediately vested at the time of grant or over periods up to four years. The Company recorded $81,000 fair value of such vested awards as a general and administrative expense in the accompanying statement of operations for the year ended December 31, 2002, using the Black-Scholes option pricing model with the following assumptions: expected life

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

of 10 years, risk free interest rate ranging from 3.75% to 5.01%, annualized volatility of 60% and no dividends during the expected term. The Company recorded $96,000 fair value of such vested awards as a general and administrative expense in the accompanying statement of operations for the year ended December 31, 2004, using the Black-Scholes option pricing model with the following assumptions: expected life of 10 years, risk free interest rate ranging from 3.33% to 3.80%, annualized volatility ranging from 71.1% to 80% and no dividends during the expected term.

In January 2004, the Company granted options to purchase 133,333 shares of common stock to a member of the board of directors in connection with his management services to the Company. At the time of grant, 100,000 options were fully vested and the remainder vested over 11 months. In the year ended December 31, 2004, the Company recorded $0.8 million of stock compensation expense associated with the fair value of the vested portion of this award. The fair value was derived using the Black-Scholes option pricing model with an expected life of 10 years, risk free interest rate ranging from 2.86% to 3.84%, annualized volatility of 80% and no dividends during the expected term. In July 2004, the Company accelerated the remaining unvested options.

In the six-month period ended June 30, 2005, the Company granted 600 shares of restricted stock to a consultant. The Company recorded the $13,000 value of this restricted stock grant, based on the closing market price of the Company’s common stock on the date of grant, as a component of stockholders’ equity and will amortize this amount over the vesting period.

Bonus Award—In May 2004 the Company modified a cash bonus arrangement with an officer to replace a portion of the bonus obligation with an additional bonus amount payable upon the closing of an initial public offering or of an acquisition of the Company. The additional bonus amount was paid in November 2004 in the form of a five-year warrant to purchase up to 41,067 common shares at $4.50 per share. In the year ended December 31, 2004, the Company recorded $0.8 million related to this arrangement, including $0.2 million for the cash portion and $0.6 million for the stock compensation expense associated with the fair value of this award. The fair value was derived using the Black-Scholes option pricing model with an expected life of 10 years, risk free interest rate of 3.70%, annualized volatility of 71% and no dividends during the expected term.

Additional Stock Plan Information—As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25 and its related interpretations. Under the intrinsic-value method of accounting for stock-based compensation arrangements for employees, compensation cost is recognized to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant. Deferred stock-based compensation, net of cancellations, of approximately $6.5 million was recorded during the year ended December 31, 2004, for the excess of fair value of the common stock underlying the options at the date of grant over the exercise price of the options. These amounts are being amortized over the vesting period on a straight-line basis. Amortization of deferred stock-based compensation related to employee grants was approximately $1.7 million during the year ended December 31, 2004 and $1.0 million and $0.7 million in the six-month periods ended June 30, 2004 and 2005, respectively.

10. Warrants

In connection with the 2002 bank borrowing arrangement, the Company issued a detachable warrant to purchase 66,007 shares of the Company’s Series D convertible preferred stock at $1.515 per share, which in relation to the Company’s November 2004 reverse stock split (see Note 1), was effectively converted to a warrant to purchase 22,002 shares of common stock at $4.545 per share. The warrant was immediately

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

exercisable and expired on September 25, 2009. The Company determined the fair value of the warrant to be $80,000 using the Black-Scholes option pricing model and the following assumptions: fair value of Series D convertible preferred stock at the date of issuance of $4.545 per share, a contractual life of seven years, an annual risk free interest rate of 3.48%, volatility of 60%, and no future dividends. This amount was treated as a loan discount and was amortized as interest expense over the 24-month term of the arrangement. In April 2005, the warrant was exercised and the exercise price was paid for by net issue exercise, in which the holder of the warrant relinquished its right to purchase 5,784 of these shares, pursuant to the terms of the warrant and was issued 16,218 shares of common stock.

In 1999, in connection with various service agreements, the Company issued warrants to purchase 475 shares of common stock at an exercise price of $22.50 per share. These warrants are generally exercisable at any time and expire upon the earlier of specific dates through June 2009 or the closing date of a merger, acquisition or consolidation of the Company into or with another corporation in which the stockholders of the Company own less than 50% of the voting securities of the surviving corporation. The Company recorded the estimated fair value upon issuance of each warrant, as computed using the Black-Scholes option-pricing model, if material.

In 2004, in connection with a bonus award arrangement with an officer (see Note 9), the Company issued 41,067 shares of common stock warrants at an exercise price of $4.50 per share. The warrant is immediately exercisable and expires on November 17, 2014.

11. Net Income (Loss) Per Share

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
	(In thousands, except share and per share amounts)

Net income (loss)	$(22,520)	$(8,046)	$10,383	$(3,291)	$14,142

Denominator:
Weighted average shares outstanding—used for basic calculation	23,256	64,800	4,223,609	762,176	23,203,010
Weighted average effect of dilutive securities:
Redeemable convertible preferred stock (assuming conversion to common shares)	—	—	11,352,242	—	—
Warrants	—	—	15,471	—	35,345
Unvested restricted stock awards	—	—	—	—	6,301
Employee stock options	—	—	2,536,638	—	1,823,596

Denominator for diluted calculation	23,256	64,800	18,127,960	762,176	25,068,252

Basic net income (loss) per share	$(968.35)	$(124.17)	$2.46	$(4.32)	$0.61

Diluted net income (loss) per share	$(968.35)	$(124.17)	$0.57	$(4.32)	$0.56

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

The following outstanding convertible preferred stock and warrants, common stock warrants, common stock options, and employee stock options were excluded from the computation of diluted net income (loss) per share for the years ended December 31, 2002, 2003 and 2004 and the six-month periods ended June 30, 2004 and 2005 as they had an antidilutive effect:

	December 31,			June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Redeemable convertible preferred stock (assuming conversion to common shares)	12,854,231	12,854,231	—	12,854,231	—
Redeemable convertible preferred stock warrants (assuming conversion to common shares)	22,756	22,756	—	22,756	—
Other redeemable securities	—	—	—	44,333	—
Common stock warrants	557	557	475	557	475
Stock options	3,304,197	4,178,041	36,158	2,181,650	193,466

12. Income Taxes

No provision for federal or state income taxes has been recorded for the year ended December 31, 2003 as the Company incurred a net operating loss during that period. A current provision of $0.5 million and $4.7 million for federal, state and foreign taxes has been recorded for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively.

Deferred tax assets (liabilities) related to the following (in thousands):

	December 31,		June 30, 2005
	2003	2004
			(Unaudited)
Capitalized start-up costs	$471	$207	$—
Capitalized research and development costs	692	714	621
Depreciation and amortization	(280)	155	155
Net operating losses	24,695	17,799	15,457
Federal and state credit carryforwards	3,153	4,356	2,107
Other	2,083	4,058	2,744

	30,814	27,289	21,084
Less valuation allowance	(30,814)	(27,289)	(21,084)

	$—	$—	$—

Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company’s history of losses, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology and the uncertainty regarding market acceptance of the Company’s products. Based on the currently available evidence, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize the Company’s deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
U.S. statutory federal taxes at statutory rate (benefit)	(35)%	(35)%	35%	(35)%	35%
Research and development credits (benefit)	(1)	(6)	(4)	(5)	(6)
Difference between U.S. statutory rate and foreign effective rate	—	(1)	(1)	—	—
Stock-based compensation	—	—	9	—	1
Other	(2)	(9)	(4)	—	—
Change in valuation allowance	38	51	(31)	40%	(5)

Effective tax rate	—%	—%	4%	—%	25%

At June 30, 2005, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $39.4 million and $18.7 million respectively. The federal net operating losses expire at various dates beginning 2020 through 2023. The state net operating losses expire at various dates beginning 2008 through 2013. At June 30, 2005, the Company also had federal and state research and development credit carryforwards of approximately $1.1 million and $0.8 million, respectively, to reduce future taxable income. The federal research and development credit will begin to expire in 2019, while the state research and development credit may be carried forward indefinitely. At June 30, 2005, the Company also has a California manufacturer’s investment credit of approximately $0.1 million to reduce future California taxable income. The use of $11.0 million and $9.0 million of the federal and state net operating losses, respectively, and $1.1 million and $0.9 million of the federal and state credits, respectively, may be restricted due to equity transactions defined as ownership changes. Additional ownership changes could result in additional restrictions.

Additionally due to the change of ownership rules, for federal and state tax purposes, a portion of the Company’s net operating loss carry forwards are subject to an annual limitation on utilization of $1.6 million, which is cumulative. The cumulative net operating loss available at June 30, 2005, including these prior limited cumulative losses, is $6.3 million for federal purposes and $1.7 million for state purposes.

In January 2005, the FASB issued FASB Staff Position, or FSP, No. FAS 109-1, “Application of SFAS No. 109 to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”. The American Jobs Creation Act introduces a special tax deduction on qualified production activities. FSP 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. The adoption of this position did not have a material effect on the Company’s financial position or results of operations.

13. Segment Information and Operations by Geographic Area

The Company currently operates in one reportable segment, the designing, developing and marketing of comprehensive platform solutions, including a system-on-chip and firmware, for manufacturers of personal media players. The Company’s chief operating decision maker is the CEO.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

Geographic Information—Long-lived assets outside of the United States are insignificant. Revenue consists of sales to customers assigned to countries based on the address of the invoice and is attributed to the following countries:

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Taiwan	90.0%	48.1%	4.9%	5.0%	14.3%
China	2.6	43.7	90.4	88.1	77.4
Japan	3.5	1.8	1.3	3.5	0.2
Malaysia	—	2.6	0.9	1.1	0.1
Korea	—	2.3	1.5	1.6	5.7
United States	2.6	0.2	0.8	0.1	2.2
Singapore	—	—	0.1	—	—
Denmark	1.3	1.3	0.1	0.6	0.1

14. Note Receivable from Stockholder

In 2001, the Company negotiated a consulting arrangement and, in 2002, the consultant became a director of the Company. In 2002, the Company issued 1,056,105 shares of Series D at $1.515 per share to the director of the Company in exchange for a non-recourse promissory note of $1.6 million. Of this amount, $0.1 million was paid immediately and the remaining $1.5 million was due in four equal installments on January 31, 2005, February 28, 2005, March 31, 2005 and April 30, 2005. Interest on the promissory note was payable on April 30, 2005 and accrued at the rate of 2.03% per year. Also in 2002, the consulting agreement was amended to (1) extend the consulting term to coincide with the final payment date under the promissory note; (2) provide the director with the right to offset any payments due to the director under the consulting agreement with payments due to the Company under the promissory note; and (3) establish payment terms under the consulting agreement equal to $0.4 million on each of January 29, 2005, February 27, 2005, March 28, 2005 and April 29, 2005. The director may cancel the consulting agreement, in which case he would not be required to repay the promissory note. However, he would then forfeit the stock and consulting fees. Since the promissory note is non-recourse and is effectively repaid through consulting services rendered, the Company accounted for the stock issuance, promissory note and consulting arrangements as a grant of restricted stock to a non-employee in exchange for future services. Accordingly, the Company expensed the fair value of the preferred stock over the term of the consulting arrangement and in each period adjusted the stock-based compensation expense for changes in the fair value of the stock. The Company recognized $0.5 million, $0.5 million and $2.6 million of stock-based compensation expense related to this award in the years ended December 31, 2002, 2003 and 2004, respectively. The portion ($1.6 million) of these amounts which represented consulting fees was recorded as an offset to the non-recourse promissory note in recognition of the effective repayment through performance of consulting services since the inception of the arrangement.

In July 2004, the Company paid $1.6 million in cash to the director for all consulting fees and, on the same day, the director repaid in cash the outstanding balance of the promissory note, including interest, totaling $1.6 million. The Company recorded $1.0 million in stock-based compensation in the third quarter of 2004 in connection with the termination of this consulting arrangement. No further stock-based compensation expense was recognized in connection with this arrangement after its termination.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005 IS UNAUDITED.)

15. Related Party Transactions

One of the Company’s suppliers is also a stockholder. The Company purchased inventory and services of $6.6 million, $11.4 million, $9.1 million, $8.0 million and $32.4 million from this supplier in the years ended December 31, 2002, 2003 and 2004 and the six-month periods ended June 30, 2004 and 2005, respectively. Payables to this stockholder at December 31, 2003 and 2004 and June 30, 2005 were $2.2 million, $0.7 million and $10.0 million, respectively. As of June 30, 2005, this supplier is no longer considered a related party.

16. Employee Benefit Plan

The Company has established a tax-qualified employee savings and retirement plan for which the employees are generally eligible. Under the 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and The NASDAQ National Market listing fee.

Securities and Exchange Commission registration fee		$13,740
National Association of Securities Dealers, Inc. filing fee		12,173
NASDAQ National Market listing fee		45,000
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving fees		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article VIII of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.(i) hereto) and Article 6 of the Registrant’s Restated Bylaws (Exhibit 3.(ii) hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant also intends to enter into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of the Registrant, its directors and officers, and by the Registrant and the selling stockholders of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2002, the Registrant has issued and sold the following securities:

From January 1, 2002 to September 30, 2005, the Registrant issued and sold the following unregistered securities to employees, directors and consultants under the Registrant’s stock plans:

•	options to purchase 6,161,034 shares of common stock at exercise prices ranging from $0.45 to $9.72 per share.

•	3,026,510 shares of common stock pursuant to the exercise of stock options at exercise prices ranging from $0.45 to $450.00 per share.

From December 12, 2001 through May 28, 2002, the Registrant issued and sold 28,675,989 shares of series D preferred stock to 48 accredited investors at $1.515 per share for aggregate consideration of

$43,252,628, of which 19,994,397 shares were converted into 19,994,397 shares of series E preferred stock on March 5, 2004.

On May 10, 2002, the Registrant issued and sold 2,924 shares of series B-1 preferred stock to 11 accredited investors at $601.50 per share for aggregate cash consideration of $1,761,077.

On May 10, 2002, the Registrant issued and sold 24,555 shares of series C-1 preferred stock to 13 accredited investors at $531.00 per share for aggregate cash consideration of $13,041,283.

On September 26, 2002, the Registrant issued a warrant to purchase 66,007 shares of series D preferred stock to one accredited investor at an exercise price of $1.515 per share.

In addition, upon completion of its initial public offering, the Registrant issued to Gary Johnson, its chief executive officer, a warrant to purchase up to 41,067 shares of common stock at an exercise price of $4.50 per share, which warrant became fully vested upon issuance.

In April 2005, the Registrant issued 16,218 shares of common stock to Silicon Valley Bank, pursuant to the exercise of a warrant held by the warrant holder that was granted in connection with a 2002 borrowing arrangement. The warrant was exercisable for a total of 22,002 shares of common stock, and the exercise price of $4.55 per share was paid for by net issue exercise, in which the warrant holder relinquished its right to purchase 5,784 of these shares, pursuant to the terms of the warrant.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.(i)	Restated Certificate of Incorporation of the Registrant.(1)

3.(ii)	Amended and Restated Bylaws of the Registrant.(2)

4.1	Specimen Common Stock Certificate.(1)

4.2	Fifth Amended and Restated Investors’ Rights Agreement, dated March 5, 2004.(1)

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1	Form of Indemnification Agreement between the Registrant and its officers and directors.(1)

10.2	1999 Stock Option Plan and form of agreements thereunder.(1)

10.3	2004 Employee Stock Purchase Plan.(1)

10.4	Lease Agreement, dated June 11, 1999, between the Registrant and John Arrillaga Survivor’s Trust and Richard T. Peery Separate Property Trust and amendments thereto dated July 16, 1999 and March 16, 2000.(1)

Exhibit Number	Description
10.5	Office Lease, dated January 13, 2001, between the Registrant and Touchstone Building LLC and supplemental letter thereto dated April 5, 2001.(1)

10.6	Offer Letter dated March 14, 2003, between the Registrant and Gary Johnson.(1)

10.7	Letter Agreement dated January 13, 2003, between the Registrant and Sanjeev Kumar.(1)

10.8	Offer Letter dated May 6, 2004, between the Registrant and Svend-Olav Carlsen.(1)

10.9	Offer Letter dated May 28, 2004, between the Registrant and Richard Miller.(1)

10.10	Offer Letter dated January 30, 2004, between the Registrant and Scott Tandy.(1)

10.11	Offer Letter dated June 16, 1999, between the Registrant and Michael Maia.(1)

10.12	Loan and Security Agreement, dated November 10, 2003, between the Registrant and Silicon Valley Bank, and amendment thereto dated June 18, 2004.(1)

10.13	Streamline Facility Agreement, dated November 10, 2003, between the Registrant and Silicon Valley Bank.(1)

10.14	Term Sheet dated as of November 13, 2003 between the Registrant and Silicon Valley Bank.(1)

10.15	LSI Logic Corporation ASIC Terms of Engagement, dated February 19, 2003, between the Registrant and LSI Logic Corporation.(1)

10.16	Master ASIC Services Agreement, dated as of October 22, 2001, between the Registrant and eSilicon Corporation.(1)

10.17	Amended and Restated 2004 Stock Incentive Plan and form of agreements thereunder.(3)

10.18	Lease Agreement, dated February 5, 2000, between PortalPlayer Private Limited and Sri S.K. Jayachandra. Lease Agreement, dated August 6, 2000, between PortalPlayer Private Limited and Sri R.C. Samal. Lease Agreement, dated August 27, 1999, between PortalPlayer Private Limited and Sri N. Sambasiva Rao. Lease Agreement, dated May 1, 2001, between PortalPlayer Private Limited and Sri R.C. Samal. Lease Agreement, dated August 15, 2004, between Pinexe Systems Private Limited and Sri N. Sambasiva Rao. Lease Deed, dated November 26, 2004, between Pinexe Systems Private Limited and Sri C. Umamaheswara Rao.(4)

10.19	Lease dated April 6, 2005, between the Registrant and CarrAmerica Realty Operating Partnership L.P.(5)

10.20	Form of Restricted Stock Agreement under the PortalPlayer, Inc. 2004 Stock Incentive Plan.(5)

10.21	Loan and Security Agreement dated May 31, 2005, between the Registrant and Silicon Valley Bank.(5)

10.23	Warrant to Purchase Shares of Common Stock Issued to Gary Johnson.(6)

10.24	Offer Letter dated February 15, 2005, between the Registrant and Henry DeNero.(6)

16.1	Letter re Change in Certifying Accountants.(1)

21.1	List of Subsidiaries.(1)

23.1	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5).

*	To be filed by amendment.
(1)	Incorporated by reference to the exhibit bearing the same number filed with the Registrant’s Registration Statement on Form S-1 (File No. 333-117900).

(2)	Incorporated by reference to Exhibit 3.(ii) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
(3)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed July 28, 2005.
(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004.
(5)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
(6)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

(b)	Financial Statement Schedule

        Schedules are omitted because they are not required.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 20th day of October 2005.

PortalPlayer, Inc.

By	/S/ GARY JOHNSON
Gary Johnson President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary Johnson and Svend-Olav Carlsen and each of them, his true and lawful attorneys in fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ GARY JOHNSON Gary Johnson	President and Chief Executive Officer (Principal Executive Officer) and Director	October 20, 2005

/S/ SVEND-OLAV CARLSEN Svend-Olav Carlsen	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 20, 2005

/S/ RICHARD L. SANQUINI Richard L. Sanquini	Chairman of the Board	October 20, 2005

/S/ HENRY T. DENERO Henry T. DeNero	Director	October 20, 2005

/S/ T. RAJ SINGH T. Raj Singh	Director	October 20, 2005

/S/ SHAHAN D. SOGHIKIAN Shahan D. Soghikian	Director	October 20, 2005

/S/ JAMES L. WHIMS James L. Whims	Director	October 20, 2005

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.(i)	Restated Certificate of Incorporation of the Registrant. (1)

3.(ii)	Amended and Restated Bylaws of the Registrant. (2)

4.1	Specimen Common Stock Certificate. (1)

4.2	Fifth Amended and Restated Investors’ Rights Agreement, dated March 5, 2004. (1)

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1	Form of Indemnification Agreement between the Registrant and its officers and directors. (1)

10.2	1999 Stock Option Plan and form of agreements thereunder. (1)

10.3	2004 Employee Stock Purchase Plan. (1)

10.4	Lease Agreement, dated June 11, 1999, between the Registrant and John Arrillaga Survivor’s Trust and Richard T. Peery Separate Property Trust and amendments thereto dated July 16, 1999 and March 16, 2000. (1)

10.5	Office Lease, dated January 13, 2001, between the Registrant and Touchstone Building LLC and supplemental letter thereto dated April 5, 2001. (1)

10.6	Offer Letter dated March 14, 2003, between the Registrant and Gary Johnson. (1)

10.7	Letter Agreement dated January 13, 2003, between the Registrant and Sanjeev Kumar. (1)

10.8	Offer Letter dated May 6, 2004, between the Registrant and Svend-Olav Carlsen. (1)

10.9	Offer Letter dated May 28, 2004, between the Registrant and Richard Miller. (1)

10.10	Offer Letter dated January 30, 2004, between the Registrant and Scott Tandy. (1)

10.11	Offer Letter dated June 16, 1999, between the Registrant and Michael Maia. (1)

10.12	Loan and Security Agreement, dated November 10, 2003, between the Registrant and Silicon Valley Bank, and amendment thereto dated June 18, 2004. (1)

10.13	Streamline Facility Agreement, dated November 10, 2003, between the Registrant and Silicon Valley Bank. (1)

10.14	Term Sheet dated as of November 13, 2003 between the Registrant and Silicon Valley Bank. (1)

10.15	LSI Logic Corporation ASIC Terms of Engagement, dated February 19, 2003, between the Registrant and LSI Logic Corporation. (1)

10.16	Master ASIC Services Agreement, dated as of October 22, 2001, between the Registrant and eSilicon Corporation. (1)

10.17	Amended and Restated 2004 Stock Incentive Plan and form of agreements thereunder. (3)

10.18	Lease Agreement, dated February 5, 2000, between PortalPlayer Private Limited and Sri S.K. Jayachandra. Lease Agreement dated August 6, 2000, between PortalPlayer Private Limited and Sri R.C. Samal. Lease Agreement, dated August 27, 1999, between PortalPlayer Private Limited and Sri N. Sambasiva Rao. Lease Agreement, dated May 1, 2001, between Portal Player Private Limited and Sri R.C. Samal. Lease Agreement, dated August 15, 2004, between Pinexe Systems Private Limited and Sri N. Sambasiva Rao. Lease Deed, dated November 26, 2004, between Pinexe Systems Private Limited and Sri C. Umamaheswara Rao. (4)

10.19	Lease dated April 6, 2005, between the Registrant and CarrAmerica Realty Operating Partnership L.P. (5)

10.20	Form of Restricted Stock Agreement under the PortalPlayer, Inc. 2004 Stock Incentive Plan. (5)

10.21	Loan and Security Agreement dated May 31, 2005, between the Registrant and Silicon Valley Bank. (5)

1

Exhibit Number	Description

10.23	Warrant to Purchase Shares of Common Stock Issued to Gary Johnson. (6)

10.24	Offer Letter dated February 15, 2005, between the Registrant and Henry DeNero. (6)

16.1	Letter re Change in Certifying Accountants. (1)

21.1	List of Subsidiaries. (1)

23.1	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5).

*	To be filed by amendment.
(1)	Incorporated by reference to the exhibit bearing the same number filed with the Registrant’s Registration Statement on Form S-1 (File No. 333-117900).
(2)	Incorporated by reference to Exhibit 3.(ii) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
(3)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed July 28, 2005.
(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004.
(5)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
(6)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

2